Exhibit 99.1

OBSIDIAN ENERGY LTD.

Annual Information Form

for the year ended December 31, 2020

March 26, 2021

APPENDIX A – RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Appendix A-1 – Report of Management and Directors on Reserves Data and Other Information

Appendix A-2 – Report on Reserves Data

Appendix A-3 – Statement of Reserves Data and Other Oil and Gas Information

APPENDIX B – MANDATE OF THE AUDIT COMMITTEE

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, C. B-9, as amended, including the regulations promulgated thereunder.

“Annual Information Form” means this annual information form dated March X, 2021.

“Board” or “Board of Directors” means the board of directors of Obsidian Energy.

“Common Shares” means common shares in the capital of Obsidian Energy.

“Engineering Report” means the report prepared by Sproule dated February 1, 2021 where they evaluated one hundred percent of the crude oil, natural gas and natural gas liquids reserves of Obsidian Energy and the net present value of future net revenue attributable to those reserves effective as at December 31, 2020.

“Form 40-F” means our Annual Report on Form 40-F for the fiscal year ended December 31, 2020 filed with the SEC.

“Gross” or “gross” means:

(a)

in relation to our interest in production or reserves, our “company gross reserves”, which are our working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of ours;

(b)	in relation to wells, the total number of wells in which we have an interest; and

(c)	in relation to properties, the total area of properties in which we have an interest.

“Handbook” means the Chartered Professional Accountant Canada Handbook, as amended from time to time.

“IFRS” means International Financial Reporting Standards, being the standards and interpretations issued by the International Accounting Standards Board, as amended from time to time. Canadian generally accepted accounting principles applicable to publicly accountable enterprises is determined with reference to Part I of the Handbook, which is IFRS.

“MD&A” means management’s discussion and analysis.

“Net” or “net” means:

(a)

in relation to our interest in production or reserves, our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests in production or reserves;

(b)	in relation to our interest in wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c)	in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own.

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

“NYSE” means the New York Stock Exchange.

“Obsidian Energy”, the “Company”, the “Corporation”, “we”, “us” or “our” each mean Obsidian Energy Ltd., a corporation existing under the ABCA. Where the context permits or requires, these terms also include all of Obsidian Energy’s Subsidiaries on a consolidated basis. The Company completed a corporate name change in June 2017 from Penn West Petroleum Ltd. (“Penn West”).

“OPEC” means the Organization of the Petroleum Exporting Countries.

“OTCQB” means the middle tier of over the counter (OTC) markets.

“OTCQX” means the top tier of the OTC markets.

“SEC” means the United States Securities and Exchange Commission.

“Senior Notes” means our guaranteed, secured senior notes consisting of US$47 million principal amount of notes, as described under the heading “Capitalization of Obsidian Energy – Debt Capital – Senior Notes”.

“Shareholders” means holders of our Common Shares.

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta.

“Subsidiaries” has the meaning ascribed thereto in the Securities Act (Ontario) and, for greater certainty, includes all corporations and partnerships owned, controlled or directed, directly or indirectly, by Obsidian Energy.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, C. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

“TSX” means the Toronto Stock Exchange.

“undeveloped land” and “unproved property” each mean a property or part of a property to which no reserves have been specifically attributed.

“United States” or “U.S.” means the United States of America.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

All dollar amounts in this document are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars. On March 26, 2021, the exchange rate based on the noon rate as reported by WM/Refinitiv, was Cdn$1.00 equals US$0.7948.

All financial information herein has been presented in accordance with IFRS.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel or barrels	GJ	Gigajoule
bbl/d	barrels per day	GJ/d	gigajoules per day
Mbbl	thousand barrels	Mcf	thousand cubic feet
MMbbl	million barrels	MMcf	million cubic feet
NGLs	natural gas liquids	Bcf	billion cubic feet
MMboe	million barrels of oil equivalent	Mcf/d	thousand cubic feet per day
Mboe	thousand barrels of oil equivalent	MMcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	m3 MMbtu	cubic metres million British thermal units

Other

AECO	the Alberta benchmark price for natural gas.

BOE or boe	barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil.

WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade.

API	American Petroleum Institute.

ºAPI	the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

psi	pounds per square inch.

MM$	million dollars.

MW	megawatt.

MWh	megawatt hour.

CO2	carbon dioxide.

OIL AND GAS INFORMATION ADVISORIES

Where any disclosure of reserves data is made in this Annual Information Form (including the Appendices hereto) that does not reflect all of the reserves of Obsidian Energy, the reader should note that the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

All production and reserves quantities included in this Annual Information Form (including the Appendices hereto) have been prepared in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies. Nevertheless, as part of Obsidian Energy’s Form 40-F for the year ended December 31, 2020, filed with the SEC, Obsidian Energy has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, “Disclosures About Oil and Gas Producing Activities”, which disclosure complies with the SEC’s rules for disclosing oil and gas reserves.

References in this Annual Information Form to land and properties held, owned, acquired or disposed by us, or in respect of which we have an interest, refer to land or properties in respect of which we have a lease or other contractual right to explore for, develop, exploit and produce hydrocarbons underlying such land or properties.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbl	cubic metres	0.159
cubic metres	Bbl	6.293
Feet	metres	0.305
Metres	Feet	3.281
Miles	kilometres	1.609
Kilometres	miles	0.621
Acres	hectares	0.405
Hectares	acres	2.500
gigajoules (at standard)	mmbtu	0.948
mmbtu (at standard)	gigajoules	1.055
gigajoules (at standard)	Mcf	1.055

EFFECTIVE DATE OF INFORMATION

Except where otherwise indicated, the information in this Annual Information Form is presented as at the end of Obsidian Energy’s most recently completed financial year, being December 31, 2020.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing our securityholders and potential investors with information regarding Obsidian Energy, including management’s assessment of Obsidian Energy’s future plans and operations, certain statements contained and incorporated by reference in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document and the documents incorporated by reference herein contain, without limitation, forward-looking statements pertaining to the following: the details of our expected first half 2021 capital, development and production plans; that we will continue to monitor commodity prices and adjust our development plans accordingly; the benefits in connection with the Offer; our updated syndicated credit facility and the possible reconfirmation, redetermination and term-out dates under the various scenarios; our updated senior notes maturity date; our expected 2021 full year capital program, production, and primary locations; details of our ongoing acquisition, disposition, farm-out and financing strategy; our dividend policy; our expectations regarding the operational and financial impact that climate change regulations in the jurisdictions in which we operate will have on us; the belief that we have several low-cost opportunities to reduce our emissions profile, and that our financial obligations related to compliance with existing federal and provincial legislation regarding GHG emissions are not material at this time; that the Corporation is unable to predict what additional legislation or amendment governments may enact in the future and what will need to be reported, remitted and in what time frame; that we are committed to mitigating the environmental impact from our operations, and to involving stakeholders throughout the exploration, development, production and abandonment process; that we will seek to drive improvement and to ensure compliance with our environmental policies; that we seek to communicate our commitment to environmental stewardship to our stakeholders in order to always be held accountable; that we continue to work cooperatively with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance, and supports continued investment in the oil and gas sector; our belief that the trend towards heightened and additional standards in environmental legislation and regulation will continue and our expectation that we will be making increased expenditures as a result of the expansion of our operations and the adoption of new legislation relating to the protection of the environment; our commitment to mitigating the environmental impact from our operations and involving stakeholders throughout the exploration, development, production and abandonment process; our assessment of the operational and financial impacts that certain risks factors could have on us and the value of our Common Shares should such risk factors materialize; the quantity of our oil, natural gas liquids and natural gas reserves, the recoverability thereof, and the net present values of future net revenue to be derived from our reserves using forecast prices and costs, including the disclosure set forth in Appendix A-3 under “Statement of Reserves Data and Other Oil and Gas Information – Reserves Data”; the amount of royalties, operating costs, development costs, abandonment and reclamation costs and income taxes that we will incur in connection with the production of our reserves; our outlook for oil, natural gas liquids and natural gas prices; our expectations regarding future currency exchange rates and inflation rates; our expectations regarding funding the development of our reserves and impact if we failed to develop those reserves; our expectation that interest and other funding costs will not make the development of any of our properties uneconomic; our expectations regarding the timing for developing our proved undeveloped reserves and probable undeveloped reserves and the amount of future capital expenditures required to develop such reserves; our expectations regarding the significant economic factors and other significant uncertainties that could affect our reserves data; the number of net well bores, facilities and the length of pipeline in respect of which we expect to incur abandonment and reclamation costs and the total amount of such costs that we expect to incur and the timing thereof; the details of our exploration and development plans in the Cardium and optimization activity in 2021; the expected lands that will be surrendered unless we qualify them in some manner; our expectations regarding when we will be required to pay income taxes; our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs; and the nature of, effectiveness of, and benefits to be derived from, our future marketing arrangements and risk management strategies.

With respect to forward-looking statements contained or incorporated by reference in this document, we have made assumptions regarding, among other things that: the benefits to be derived by the Company and its stakeholders from the proposed acquisition of Bonterra; that the publicly available Bonterra information is correct; the Company does not dispose of additional material producing properties; the impact of the Government of Alberta production curtailment on the Company; how the Supreme Court of Canada Redwater decision will impact our Company moving forward; that the Government of Alberta will not impose oil and bitumen production quotas under its curtailment rules again in the future; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and pay the senior notes at the newly negotiated maturity dates; the terms and timing of any anticipated asset dispositions or acquisitions; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on us and our shareholders; the economic returns anticipated from expenditures on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels and capital programs; future crude oil, natural gas liquids and natural gas production levels; the laws and regulations that we will be required to comply with, including laws and regulations relating to taxation, royalty regimes and environmental protection, and the continuance of those laws and regulations; that we will have the financial resources required to fund our capital and operating expenditures and requirements as needed; drilling results and the recoverability of our reserves; the estimates of our reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the amount of royalties, operating costs, development costs, abandonment and reclamation costs and income taxes that we will incur in connection with the production of our reserves; future exchange rates, inflation rates and interest rates; future debt levels; future income tax rates; the amount of tax pools available to us; the cost of expanding our property holdings; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to reduce our exposure to commodity price fluctuations and counterparty risks through our risk management programs; the impact of increasing competition; our ability to obtain financing on acceptable terms, that our conduct and results of operations will be consistent with expectations; our ability to add production and reserves through our development and exploitation activities; if necessary; and that we will have the ability to develop our oil and gas properties in the manner currently contemplated. In addition, many of the forward-looking statements contained or incorporated by reference in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified in Appendix A-3 under “Statement of Reserves Data and Other Oil and Gas Information – Reserves Data” and “Statement of Reserves Data and Other Oil and Gas Information – Notes to Reserves Data Tables”.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained or incorporated by reference in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included or incorporated by reference in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing asset acquisition or disposition programs on favourable terms or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the impact on energy demands due to regional and/or global health related events; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to us and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing effort to consolidate the Cardium play, including the proposed acquisition of Bonterra, on favorable terms or at all, or that the Company and its stakeholders do not realize the anticipated benefits of any such transaction that is completed (including the benefits of the proposed acquisition of Bonterra described herein); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by, among other things, the COVID-19 pandemic and the worldwide transition towards less reliance on fossil fuels persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the impact of the Alberta government mandated curtailment; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the historical acquisitions discussed herein; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S., Europe and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks in jurisdictions in which we operate and the impact that such changes may have on us; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions, joint ventures, partnerships and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the historical dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in taxation and other laws and regulations that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; the ability of OPEC to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; delays in exploration and development activities if drilling and related equipment is unavailable or if access to drilling locations is restricted; the impact of pipeline interruptions and apportionments and the actions or inactions of third party operators; the possibility that we breach one or more of the financial covenants pursuant to our agreements with the syndicated banks and the holders of our senior, unsecured notes; and the other factors described under “Risk Factors” in this document and in Obsidian Energy’s public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained and incorporated by reference in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Obsidian Energy does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained and incorporated by reference in this document are expressly qualified by this cautionary statement.

GENERAL AND ORGANIZATIONAL STRUCTURE

General

Obsidian Energy is a corporation amalgamated under the ABCA. Obsidian Energy’s head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Our Organizational Structure

The following diagram sets forth the organizational structure of Obsidian Energy and our material Subsidiaries as at the date hereof.

Notes:

(1)	The remaining 45% interest in Peace River Oil Partnership is owned by Winter Spark Resources, Inc., an affiliate of China Investment Corporation.
(2)	Each of the entities identified in the diagram was incorporated, continued, formed or organized, as the case may be, under the laws of the Province of Alberta.

DESCRIPTION OF OUR BUSINESS

Overview

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Western Canada. Obsidian Energy is a company based on disciplined, relentless passion for the work we do, and resolute accountability to our shareholders, our partners and the communities in which we operate. As at December 31, 2020, Obsidian Energy had 171 employees.

Reserves Data

See Appendices A-1, A-2 and A-3 for complete NI 51-101 oil and gas reserves disclosure for Obsidian Energy as at December 31, 2020.

General Development of the Business

The following is a description of the general development of Obsidian Energy’s business over the last three completed financial years.

Year Ended December 31, 2018

Board of Directors Changes

Mr. Edward H. Kernaghan joined the Board on January 3, 2018.

Mr. Jay W. Thornton was appointed as the Chair of the Board of Directors on February 22, 2018, replacing Mr. George Brookman who had been “Acting” Chair of the Board of Directors. At the AGM on May 11, 2018, Mr. George Brookman retired from the Board and Mr. Stephen Loukas and Mr. Michael Faust joined the Board of Directors.

2018 Production Guidance and Disposition Activity

In January 2018, the Company closed an agreement to dispose of a significant portion of our non-core legacy assets located in central Alberta, in exchange for the assumption of abandonment and reclamation liabilities. Total production associated with the disposition was 2,200 boe/d. Additionally, the Company revised our average production guidance for 2018 to 29,000 to 30,000 boe/d at that time.

Additional $50 Million of Cardium Development

On June 4, 2018, the Company announced an additional $50 million of 2018 Cardium development capital was added primarily through funding by the existing credit facility, and supplemented with minor dispositions of underutilized and undeveloped acreage. The capital would be spent throughout the third and fourth quarter of 2018, with expected production beginning to come online later in the year.

2019 Outlook and Guidance

On November 15, 2018, the Company announced planned 2019 capital investment of $120 million, which included $92 million of development capital associated with drilling, well licensing, lease preparation and existing wellbore optimization; and $28 million of maintenance capital, corporate capital, operating cost reduction initiatives and decommissioning expenditures as part of the Alberta Energy Regulator’s Area-Based Closure initiative. Development capital was 80 percent weighted to the Cardium and the remaining 20 percent roughly spread evenly between optimization of existing wellbores, non-operated primary drilling and two Deep Basin wells. The Company also announced that should there be pricing improvement towards the second half of the year, the Company designed the second half program to allow for an increase of $40 million of capital spend, which would bring the 2019 total capital spend to approximately $160 million. The Company’s average production guidance for 2019 was also set at 28,000 to 29,000 boe/d. For further details, see the Company’s news release dated November 17, 2018 which is available on SEDAR at www.sedar.com.

$30 Million increase to Syndicated Credit Facility

On December 17, 2018, the Company announced an increase in our syndicated credit facility from $440 million to $470 million, primarily due to the July 2018 retirement of an outstanding Pound Sterling cross currency swap. For further details, see the Company’s news release dated December 17, 2018 which is available on SEDAR at www.sedar.com

Year Ended December 31, 2019

Updated 2019 Outlook and Guidance

On February 11, 2019, the Company announced that due to the Alberta curtailment requirements and other factors, we were revising our guidance for full year production, growth rates and operating and general and administrative costs per boe and shifting certain capital into the second half of 2019. The Company’s average production guidance for 2019 was also set at 26,750 to 27,750 boe/d. For further details, see the Company’s news release dated February 11, 2019 which is available on SEDAR at www.sedar.com.

Board of Directors and Management Changes

Mr. Gordon Ritchie was appointed as the Chair of the Board of Directors on February 20, 2019, replacing Mr. Jay W. Thornton who resigned his Board seat.

Mr. David French resigned as a Director, President and Chief Executive Officer effective March 29, 2019. Mr. Michael Faust, a Director of the Company, became the Interim President and Chief Executive Officer from March 29 through to December 5, 2019, at which point, Mr. Stephen Loukas, a Director of the Company, was appointed Interim President and Chief Executive Officer on December 5, 2019, and Mr. Faust returned to his Director position.

Mr. David Hendry and Mr. Andrew Sweerts tendered their resignations from the positions of Chief Financial Officer and Vice President, Business Development & Commercial, respectively, effective November 15, 2019. On December 2, 2019, the Company announced Mr. Peter Scott was appointed as Senior Vice President and Chief Financial Officer, Mr. Gary Sykes had been appointed Vice President, Commercial and Mr. Mark Hawkins was promoted to Vice President, Legal, General Counsel & Corporate Secretary.

Syndicated Credit Facility

On March 6, 2019, the Company entered into amending agreements with holders of our senior notes to temporarily amend our financial covenants for all quarters in 2019. EBITDA was reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios was less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to EBITDA and 4:1 from January 1, 2020 onwards for Total debt to EBITDA (which were the maximum ratios required prior to entering into the amending agreements).

On August 13, 2019, the Company reached an agreement with our lenders whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility remained at $550 million and $460 million, respectively. Under the agreement, an additional borrowing base redetermination was scheduled on February 28, 2020 when the revolving period ended, with the expiration of the term-out date of November 30, 2020. Additionally, there were two reconfirmation dates on November 19, 2019 and January 20, 2020 whereby the commencement of the term-out period could be accelerated on November 30, 2019 and January 30, 2020, respectively. If the facility was not extended on or prior to February 28, 2020 or reconfirmed at the before mentioned dates, the Company would not be allowed to further draw on the syndicated credit facility and the amount outstanding would be due on November 30, 2020. For further details, see the Company’s news releases dated August 13, 2019 and December 2, 2019 which are available on SEDAR at www.sedar.com.

Share Consolidation at the Annual General Meeting

To regain compliance and for other reasons set forth in the Information Circular, the Company proposed and passed a seven old common shares for one new common share consolidation as voted on by the shareholders as part of the Company’s Annual General Meeting in 2019. Subsequently, the Company regained compliance at the close of trading on July 23, 2019 since the average closing price of our common stock for the consecutive 30 trading days ended July 23, 2019 and the closing price of our common stock both exceeded US$1.00. For further details, see the Company’s news release dated July 23, 2019 which is available on SEDAR at www.sedar.com.

NYSE – Continued Listing Standard Notification

On October 1, 2019, the Company received notification from the NYSE that we were no longer in compliance with one of the NYSE’s continued listing standards applicable to us because the average closing price of our Common Shares was less than US$1.00 per share over a consecutive 30-day trading period. Under the NYSE’s rules, the Company has a period of six months from the date of the NYSE notification to regain compliance with the NYSE’s price listing standard and avoid delisting. For further details, see the Company’s news release dated October 1, 2019 which is available on SEDAR at www.sedar.com. The Company indicated in the news release that if the Company’s share price did not increase sufficiently by the deadline to meet the continued standards requirements, the Company would not take further steps to regain compliance and expected the NYSE would commence with de-listing procedures.

Strategic Alternatives

On September 10, 2019, the Company publicly announced that the Board had determined that it was in the best interests of the Company and our stakeholders to initiate a formal process to explore strategic alternatives. The process was intended to evaluate the Company’s strategic options and alternatives to maximize shareholder value. For further details, see the Company’s news release dated September 10, 2019 which is available on SEDAR at www.sedar.com.

2020 Outlook

On December 2, 2019, the Company announced planned first half 2020 capital expenditures of $49 million to fund the continued drilling of the remaining nine wells in our Cardium development program and other operational spending. For further details, see the Company’s news release dated December 2, 2019 which is available on SEDAR at www.sedar.com.

Year Ended December 31, 2020

Syndicated Credit Facility and Senior Notes Agreement

On February 27, 2020, the Company entered into an amending agreement with our banking syndicate whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility was $550 million and $450 million, respectively. Additionally, the following terms were included in the amending agreement:

•	The revolving period was to end on May 31, 2021 with a term-out period of November 30, 2021;

•	There would be no borrowing base redetermination on May 31, 2020, the next scheduled borrowing base redetermination would occur on November 30, 2020; and

•	A re-confirmation date on June 22, 2020.

On March 15, 2020, the Company announced that we had entered an agreement with holders of our senior unsecured notes to amend the maturity dates of the senior notes. Changes to our maturity dates were as follows:

•	the senior notes maturing on March 16, 2020, May 29, 2020 and December 2, 2020 were extended to November 30, 2021;

•	the senior note maturing on November 30, 2021 would remain the same;

•	the senior notes maturing on December 2, 2022 and December 2, 2025 would now mature on November 30, 2021; and

•	if the end date of the revolving period on the syndicated credit facility was accelerated to April 1, 2021, as described below, then the senior notes maturities would also be accelerated to that date.

Additionally, on March 27, 2020, the noteholders and banking syndicate agreed to amend the Company’s financial covenants as follows:

•	for the period January 1, 2020 onwards, eliminate the Senior Debt and Total Debt to Adjusted EBITDA covenants; and

•	the maximum for both the Senior Debt and Total Debt to Capitalization would be permanently increased to 75%.

The execution of definitive documentation for the agreement was completed on March 27, 2020.

Additionally, the banking syndicate agreed to enter into an amending agreement to extend the previously scheduled re-confirmation date on June 22, 2020 to September 4, 2020 with the following terms:

•

a revolving period reconfirmation date occurred on September 4, 2020, whereby the lenders could have accelerated the end date of the revolving period to September 15, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

•

the lenders had the option to complete a borrowing base determination on September 15, 2020. If the lenders elected not to complete a determination, the next scheduled borrowing base determination was to be on November 30, 2020, as previously disclosed.

Further, the banking syndicate agreed to enter into amending agreements to: (i) extend the syndicated credit facility to be available on a revolving basis until October 31, 2020, subject to further extensions, with the end date of the term period set at November 30, 2021; and then (ii) extend the syndicated credit facility to be available on a revolving basis until January 29, 2021; subject to further extensions, with the end date of the term period set at November 30, 2021. In connection with the extension, the lenders had the option to complete a borrowing base redetermination on January 29, 2021.

Updated Office Lease Commitment

On March 15, 2020, the Company reached an agreement with our building landlord on renewed lease terms for our Calgary office space. The effective date of these terms was February 1, 2020. The concessions were:

•	lease payments will total $0.833 million per month, net of sub-leases, from February 2020 to January 2025 ($10 million on an annualized basis); and

•	the building landlord has agreed to indemnify the Company on all existing subleases.

The execution of definitive documentation for the agreement was completed on March 27, 2020.

Updated 2020 Outlook

The Company updated our first half 2020 capital plan to $54 million which included the drilling of 10 wells in our Cardium development program, decommissioning expenditures and other operational spending. At the current low commodity price environment, the Company expected minimal capital spending in the second half of 2020, however, we would continue to monitor commodity prices and adjust our development plans accordingly.

NYSE – Delisting and OTC Listing

On April 1, 2020, the Company received notification from the NYSE that we had not regained compliance with the NYSE’s continued listing standard regarding share price pursuant to Rule 802.01C of the NYSE’s Listed Company Manual. As a result, the Obsidian Energy common shares were suspended from trading on the NYSE effective April 1, 2020. To facilitate trading in the United States, Obsidian Energy obtained a listing on the OTCQB on April 2, 2020 under the symbol OBELF. The Obsidian Energy common shares graduated to the OTCQX trading tier on June 16, 2020 and continued trading on the Toronto Stock Exchange throughout under the symbol OBE.

Updated 2020 First Half Guidance

On April 23, 2020, the Company announced that due to certain production shut-in decisions and its continued and extensive focus on costs reductions and other factors, we were revising our guidance for first half 2020 production, and operating and general and administrative costs per boe. The Company’s average first half 2020 production guidance was set at 25,500 to 26,000 boe/d. For further details, see the Company’s news release dated April 23, 2020 which is available on SEDAR at www.sedar.com.

Government Assistance Programs

The Company submitted various applications for consideration under the Alberta Site Rehabilitation Program (“ASRP”) during the year. By February 2021, the Company received ASRP gross grants and allocations of approximately $30 million. For further details, see the Company’s news release dated January 5, 2021 which is available on SEDAR at www.sedar.com.

Additionally, in 2020, the Company applied for the Canadian Emergency Wage Subsidy which resulted in grants received of $3.5 million during the year. For further details, see the Company’s news release dated June 22, 2020 which is available on SEDAR at www.sedar.com.

Second Half Development Program and Second Half Guidance

On July 30, 2020, the Company announced a reduced second half 2020 capital expenditure program of approximately $13 million and that we had deferred development spending and would focus activities on optimization and minor infrastructure projects. In addition, the Company provide second half and full year guidance at 24,000 to 24,500 boe/d and 25,000 to 25,500 boe/d, respectively. For further details, see the Company’s news release dated July 30, 2020 which is available on SEDAR at www.sedar.com.

Take over Bid and Special Meeting

On August 31, 2020, the Company sent a letter to Bonterra Energy Corp. (“Bonterra”) proposing a combination transaction that would result in significant cost synergies and drive substantial accretion for both the Company and Bonterra. On September 8, 2020, the Company announced that it intended to launch an exchange offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Bonterra Shares”) in the capital of Bonterra for consideration consisting of two common shares of the Company for each Bonterra Share. On September 21, 2020, the Company formally commenced the Offer. For further details, see the Company’s news release dated September 21, 2020 and material change report dated September 29, 2020 which are available on SEDAR at www.sedar.com. In connection with the Offer, the Company held a special meeting of shareholders on November 23, 2020 in order to obtain their consent to the Offer and the requisite issuance of Company common shares. For further details, see the Company’s news release dated November 23, 2020 which is available on SEDAR at www.sedar.com. The Company extended the Offer on December 21, 2020. For further details, see the Company’s news release dated December 21, 2020 which is available on SEDAR at www.sedar.com.

2021 Developments

2021 Outlook and Guidance

On January 5, 2021, the Company announced planned first half 2021 capital expenditures of $35 million to fund the continued drilling of Willesden Green in the Cardium area with a planned seven well program and other operational spending in addition to $5 million of decommissioning spending. The Company’s average production guidance for the first half of 2021 was also set at 23,000 to 23,400 boe/d. For further details, see the Company’s news release dated January 5, 2021which is available on SEDAR at www.sedar.com.

Take over Bid extension

On January 25, 2021, the Company extended the Offer to purchase the Bonterra shares to March 29, 2021. For further details, see the Company’s news release dated January 25, 2021 which is available on SEDAR at www.sedar.com.

Syndicated Credit Facility and Senior Notes Agreement

On January 28, 2021, the Company announced an extension to the syndicated credit facility, which resulted in the revolving period shifting to February 26, 2021, previously January 31, 2021. For further details, see the Company’s news release dated January 28, 2021 which is available on SEDAR at www.sedar.com.

On February 24, 2021, the Company announced an extension to the syndicated credit facility, which resulted in the revolving period shifting to March 31, 2021, previously February 26, 2021. For further details, see the Company’s news release dated February 24, 2021 which is available on SEDAR at www.sedar.com.

On March 26, 2021, the Company entered into an amending agreement with our banking syndicate whereby the aggregate amount drawn or available to be drawn under the syndicated credit facility is now set at $440 million. Additionally, the following terms were included in the amending agreement:

•	the $440 million of availability consists of a $225 million syndicated revolving credit facility and a $215 million non-revolving term loan;

•	the revolving period under the syndicated credit facility has been extended to May 31, 2022, with the end date of the term period extended to November 30, 2022;

•	the maturity date of the non-revolving term loan is also November 30, 2022;

•	the next scheduled borrowing base redeterminations will occur on November 30, 2021 and May 31, 2022;

•

a revolving period reconfirmation date will occur on January 17, 2022, whereby, on or prior to such date, the lenders may accelerate the end date of the revolving period to February 1, 2022. In this case, the end date of the term period would remain unchanged at November 30, 2022; and

•

the revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes.

On March 26, 2021, the Company entered an agreement with holders of our senior unsecured notes to amend the maturity dates of the senior notes from November 30, 2021 to November 30, 2022.

Ongoing Acquisition, Disposition, Farm-Out and Financing Activities

Potential Acquisitions

Obsidian Energy continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of our ongoing asset portfolio management program. At times, Obsidian Energy could be in the process of evaluating several potential acquisitions which individually or in the aggregate could be material. As of the date hereof, Obsidian Energy has not reached agreement on the price or terms of any potential material acquisitions. Obsidian Energy cannot predict whether any current or future opportunities will result in one or more acquisitions for Obsidian Energy.

Potential Dispositions and Farm-Outs

Obsidian Energy continues to evaluate potential dispositions of its petroleum and natural gas assets as part of its ongoing portfolio asset management program.

In addition, Obsidian Energy continues to consider potential farm-out opportunities with other industry participants in respect of its petroleum and natural gas assets in circumstances where Obsidian Energy believes it is prudent to do so based on, among other things, our capital program, development plan timelines and the risk profile of such assets. Obsidian Energy is normally in the process of evaluating several potential dispositions of our assets and farm-out opportunities at any one time, which individually or in the aggregate could be material. As of the date hereof, Obsidian Energy has not reached agreement on the price or terms of any potential material dispositions or farm-outs. Obsidian Energy cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for Obsidian Energy.

Potential Financings

Obsidian Energy continuously evaluates its capital structure, liquidity and capital resources, and financing opportunities that arise from time to time. Obsidian Energy may in the future complete financings of Common Shares or debt (including debt which may be convertible into Common Shares) for purposes that may include the financing of acquisitions, the financing of Obsidian Energy’s operations and capital expenditures, and the repayment of indebtedness. As of the date hereof, Obsidian Energy has not reached agreement on the pricing or terms of any potential material financing. Obsidian Energy cannot predict whether any current or future financing opportunity will result in one or more material financings being completed.

Significant Acquisitions

Obsidian Energy did not complete an acquisition during its most recently completed financial year that was a significant acquisition for the purposes of Part 8 of National Instrument 51-102 Continuous Disclosure Obligations.

CAPITALIZATION OF OBSIDIAN ENERGY

Share Capital

The authorized capital of Obsidian Energy consists of an unlimited number of Common Shares without nominal or par value and 90,000,000 preferred shares without nominal or par value. A description of the share capital of Obsidian Energy is set forth below. This description is a summary only. Shareholders are encouraged to read the full text of such share provisions, which are available on SEDAR at www.sedar.com.

Common Shares

Shareholders are entitled to notice of, to attend and to one vote per Common Share held at any meeting of the shareholders of Obsidian Energy (other than meetings of a class or series of shares of Obsidian Energy other than the Common Shares).

Shareholders are entitled to receive dividends as and when declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Obsidian Energy ranking in priority to the Common Shares in respect of dividends.

The holders of Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Obsidian Energy, whether voluntary or involuntary, or any other distribution of the assets of Obsidian Energy among its Shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Obsidian Energy ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of Obsidian Energy ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of Obsidian Energy as are available for distribution.

As at March 26, 2021, 73,523,122 Common Shares were issued and outstanding.

Preferred Shares

Preferred shares of Obsidian Energy may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in Obsidian Energy’s articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of Obsidian Energy or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than preferred shares or payment in respect of capital on any shares in the capital of Obsidian Energy or creation or issue of debt or equity securities; the whole subject to filing of Articles of Amendment setting forth a description of such series, including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting where the preferred shares and Common Shares vote together as a single class.

As at the date hereof, no preferred shares are issued and outstanding.

Debt Capital

Obsidian Energy has issued the Senior Notes and has a syndicated credit facility. A description of the debt capital of Obsidian Energy is set forth below. This description is a summary only. Shareholders are encouraged to read the full text of the agreements governing Obsidian Energy’s Senior Notes and credit facility, which are available on SEDAR at www.sedar.com.

Senior Notes

Obsidian Energy has issued the Senior Notes, which consist of US$47 million principal amount of notes. The Senior Notes are guaranteed by Obsidian Energy’s material Subsidiaries, are secured and rank equally with our bank credit facilities. The following is a brief summary of certain of the material terms of each series of our Senior Notes as amended on March 26, 2021.

Series	Currency / Principal Amount	Interest Rate	Issue Date	Maturity Date
Series G	US$4 million	8.52%	May 29, 2008	November 30, 2022
Series S	US$10 million	7.97%	March 16, 2010	November 30, 2022
Series X	US$13 million	7.00%	December 2, 2010 and January 4, 2011	November 30, 2022
Series Y	US$6 million	7.10%	December 2, 2010	November 30, 2022
Series Z	US$2 million	7.35%	December 2, 2010 and January 4, 2011	November 30, 2022
Series EE	US$12 million	6.91%	November 30, 2011	November 30, 2022

Credit Facility

The Company has a reserve-based syndicated credit facility in place that has an amount available to be drawn totalling $440 million. The $440 million of availability consists of a $225 million revolving syndicated credit facility and a $215 million non-revolving term loan. The revolving period of the syndicated credit facility ends on May 31, 2022, with a term out period of November 30, 2022, and is subject to a semi-annual borrowing base redetermination in May and November of each year.

Additional Information

For additional information regarding our Senior Notes and our credit facility, see “Description of Our Business – General Development of the Business –Year Ended December 31, 2018, Year Ended December 31, 2019, Year Ended December 31, 2020 and 2021 Developments” in this Annual Information Form, Note 7 to our audited consolidated financial statements for the year ended December 31, 2020 (collectively, the “Financial Statement Disclosure”), and “Financing” and “Liquidity and Capital Resources” in our related MD&A (collectively, the “MD&A Disclosure”), both of which are available on SEDAR at www.sedar.com. The Financial Statement Disclosure and the MD&A Disclosure are both incorporated by reference into this Annual Information Form.

DIRECTORS AND EXECUTIVE OFFICERS OF OBSIDIAN ENERGY

The following table sets forth, as at March 26, 2021, the name, province and country of residence and positions and offices held for each of the directors and executive officers of Obsidian Energy, together with their principal occupations during the last five years. The directors of Obsidian Energy will hold office until the next annual meeting of Shareholders or until their respective successors have been duly elected or appointed.

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years
John Brydson(1)(3) Connecticut, United States	Director since June 4, 2014

Private investor since 2012. From 2010 until the end of 2012, Chairman of Hestan Consulting Group, a full-service management consulting firm that he founded. Prior thereto, a Managing Director with Credit Suisse First Boston (now Credit Suisse).

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years
Raymond Crossley(1)(2) Alberta, Canada	Director since March 6, 2015

Corporate director, and serves on the boards of Alberta Securities Commission and Canada West Foundation (Chair). Mr. Crossley is also the Chief Financial Officer of the Calgary Health Foundation. In March 2015, Mr. Crossley retired from the global professional services firm, PwC LLP, after more than 33 years. During his career at PwC he served as a member of the firm’s management, as Managing Partner, Western Canada from 2011-2013 and Managing Partner of PwC’s Calgary office from 2005-2011. Prior to becoming the Calgary Managing Partner, Mr. Crossley served as an elected member of the firm’s Partnership Board from 2001-2005. Mr. Crossley also served as the audit partner for several of PwC’s largest audit clients. Mr. Crossley graduated from the University of Western Ontario, is a Chartered Professional Accountant in Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

Michael J. Faust(3) Alaska, USA	Director since May 11, 2018 Appointed Interim President and Chief Executive Officer from March 2019 to December 5, 2019

Mr. Faust is currently Chairman and CEO of SAExploration Holdings, Inc., where he was a director until he joined management. He is also a director of Parker Drilling and he was the Vice President, Exploration and Land at ConocoPhillips Alaska, Inc. Mr. Faust received a Master of Arts degree in Geophysics from the University of Texas in 1984, and Bachelor of Science degree in Geology from the University of Washington in 1981.

William A. Friley(2)(3) Alberta, Canada	Director since March 12, 2015

President and CEO of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. On the board of directors of: OSUM Oil Sands Corp., Titan Energy Services, and Advanced Flow Technologies. He is also now the Chairman Emeritus to the Alberta Region board of the Nature Conservancy of Canada.

Maureen Cormier Jackson(1)(2) Alberta, Canada	Director since March 8, 2016

Independent businesswoman with over 35 years of executive, financial and operational expertise in the oil and gas industry. From 2012 and until her retirement in 2014, was Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. (“Suncor”). Her career spanned numerous roles at Suncor which provided experience in the areas of accounting and financial controls, environment, health and safety, and project management. Is also a director of Enerflex Ltd. and serves on the Dean’s Advisory Board of Dean of Medicine at the University of Calgary. Is a Chartered Professional Accountant and holds a Bachelor of Commerce from Memorial University. She also holds an ICD.D designation from the Institute of Corporate Directors.

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years
Edward H. Kernaghan(2)(3) Ontario, Canada	Director since January 3, 2018

Mr. Kernaghan holds a Master of Science Degree from the University of Toronto. He is Senior Investment Advisor of Kernaghan & Partners Ltd., a brokerage firm. Mr. Kernaghan is also President of Principia Research Inc., a research and investment company, and of Kernwood Ltd., an investment holding company. He also sits on the board of directors of Waterloo Brewing Company, Boralex Inc., Exco Technologies Ltd. and Black Diamond Group Limited.

Stephen E. Loukas New York, USA	Director since May 11, 2018 Appointed Interim President and Chief Executive Officer on December 5, 2019

Partner, managing member, and portfolio manager at FrontFour Capital Group LLC. Previously, Mr. Loukas was a Director at Credit Suisse Securities where he was a Portfolio Manager and Head of Investment Research of the Multi-Product Event Proprietary Trading Group, and at Pirate Capital where he was a senior investment analyst and worked within the Corporate Finance & Distribution Group of Scotia Capital. He has a B.A. in Finance and Accounting from New York University.

Gordon Ritchie Alberta, Canada	Chairman of the Board and Director since December 1, 2017

Retired as Vice Chairman of RBC Capital Markets April 1, 2016 after 37 years with RBC. Previously, Mr. Ritchie served as Managing Director and Head of RBC’s Global E&P Energy Group, from 2000 to 2005; spent six years in New York where he served as President and Chief Executive Officer of RBC’s U.S. Broker/Dealer, RBC Dominion Securities Corporation, from 1993 to 1999; served as Managing Director of RBC’s International Corporate Finance Group based in London, England, from 1989 to 1993; and worked as Investment Banker and Energy Research Analyst in Calgary, from 1979 through 1988. Mr. Ritchie also sits on the boards of Coril Holdings Ltd. and Pipestone Energy Corp.

Peter Scott Alberta, Canada	Senior Vice President and Chief Financial Officer since December 2, 2019

Chief Financial Officer of Obsidian Energy since December 2019. Mr. Scott previously held the role of Senior Vice President and Chief Financial Officer at Ridgeback Resources Inc., previously Lightstream Resources Ltd., for seven years. Before joining Lightstream, Mr. Scott held Vice President Finance and Chief Financial Officer roles at several oil and gas companies including Iteration Energy Ltd., Rock Energy Inc., and Beau Canada Exploration Ltd. Mr. Scott began his career with Amoco Canada Petroleum Company Ltd. in 1983.

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years
Aaron Smith Alberta, Canada	Senior Vice President, Development and Operations since July 9, 2018

Mr. Smith joined the Company in July 2018 and brings over 20 years of engineering expertise across a broad range of technical and leadership roles. Most recently, he held the position of Vice President, Production at Sinopec Canada where he led improvement efforts on margin and uptime performance. Prior to that appointment he led Development and Marketing Teams and lead Cardium-focussed asset development teams.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources, Governance and Compensation Committee.
(3)	Member of the Operations and Reserves Committee.

As at the date hereof, the directors and executive officers of Obsidian Energy, as a group, beneficially owned, or controlled or directed, directly or indirectly, approximately 4.6 million Common Shares, or approximately six percent of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Obsidian Energy, except as otherwise set forth herein, no director or executive officer of Obsidian Energy (nor any personal holding company of any of such persons) is, as of the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, Chief Executive Officer or Chief Financial Officer of any company (including Obsidian Energy), that:

(a)

was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

On July 29, 2014, Penn West announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of the Company’s accounting practices and that certain of the Company’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, the Company advised that its historical financial statements and related audit reports and MD&A should not be relied on. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against certain members of management and the board, including Mr. Brydson. On September 18, 2014, Penn West filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, and related amended documents. Penn West also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications. The ASC MCTO was revoked on September 23, 2014.

To the knowledge of Obsidian Energy, except as otherwise set forth herein, no director or executive officer of Obsidian Energy or shareholder holding a sufficient number of securities of Obsidian Energy to affect materially the control of Obsidian Energy (nor any personal holding company of any of such persons):

(a)

is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including Obsidian Energy) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Peter D. Scott was a director of Shoreline Energy Corp. (“Shoreline”), a reporting issuer listed on the Toronto Stock Exchange, when Shoreline obtained protection under the Companies’ Creditor Arrangement Act (Canada) (“CCAA”) on April 13, 2015. Shoreline’s securities were halted from trading on April 14, 2015 and delisted on May 14, 2015. On May 22, 2015 Shoreline received cease trade orders from various provincial securities commissions for failure to file interim unaudited financial statements, management discussion and analysis and certifications of interim filings for the period ended March 31, 2015. The filings were made on June 26, 2015 and all cease trade orders were lifted by August 25, 2015. On December 23, 2015 all directors and officers resigned from Shoreline when it filed an assignment under the Bankruptcy and Insolvency Act (Canada). In addition, Mr. Peter D. Scott was the Senior Vice President and Chief Financial Officer of Lightstream Resources Ltd. (“Lightstream”) when it obtained creditor protection under the CCAA on September 26, 2016. On December 29, 2016, as a result of the CCAA sales process, substantially all of the assets and business of Lightstream were sold to Ridgeback Resources Inc. (“Ridgeback”), a new company owned by former holders of Lightstream’s secured notes. Mr. Scott resigned as an officer of Lightstream and was concurrently appointed Senior Vice President and Chief Financial Officer of Ridgeback upon closing of the sale transaction, a position he held to July 2017.

Mr. Gordon Ritchie was a director of Gemini Corporation (“Gemini”), a reporting issuer listed on the TSX Venture Exchange, from November 2012 to December 2016, and again from May 2017 to April 2018. In April 2018, Gemini’s senior secured creditor ATB Financial applied to the Alberta Court of Queen’s Bench for a receivership order, which was granted on April 19, 2018. FYI Consulting Canada Inc. was appointed as receiver and manager of all the company’s current and future assets, undertakings and properties. The shares of Gemini were officially cease-traded on May 4, 2018 and all of the company’s board of directors and officers resigned concurrently with the appointment of the receiver.

Mr. Michael J. Faust is a Director and is President and Chief Executive Officer of SAExploration Holdings, Inc. (“SAEX”), and a number of its subsidiaries. SAEX, at the time a publicly-traded company on the OTC Markets Pink Open Market, and four wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on August 27, 2020 (the “Restructuring”). SAEX and its subsidiaries continued to operate their businesses and manage their properties as debtors in possession and emerged from bankruptcy on December 18, 2020 further to the December 10, 2020 Confirmation Order entered by United States Bankruptcy Court, Southern District of Texas, Houston Division, approving the Debtors’ Second Amended Chapter 11 Plan of Reorganization. Mr. Faust was Chairman of the Board of Directors of SAEX at the time of the Restructuring and is currently a member of the Board of Directors and CEO. SAEX completed the Restructuring and emerged as a privately held company.

To the knowledge of Obsidian Energy, no director or executive officer of Obsidian Energy or shareholder holding a sufficient number of securities of Obsidian Energy to affect materially the control of Obsidian Energy (nor any personal holding company of any of such persons), has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

provided that for the purposes of the foregoing, a late filing fee, such as a filing fee that applies to the late filing of an insider report, is not considered to be a “penalty or sanction”.

Conflicts of Interest

The Board of Directors approved an amendment to the Code of Business Conduct and Ethics (the “Code”) in July of 2015 which made the Code the applicable policy in regard to conflicts of interest (whereas previously there was also the Code of Ethics for Directors, Officers and Senior Financial Management). In general, the private investment activities of employees, directors and officers are not prohibited; however, should an existing investment pose a potential conflict of interest, the potential conflict is required by the Code to be disclosed to an officer or a member of Obsidian Energy’s legal department or to the Board of Directors. Any other activities posing a potential conflict of interest are also required by the Code to be disclosed to an officer or to a member of Obsidian Energy’s legal department. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with Obsidian Energy. It is acknowledged in the Code that the directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with Obsidian Energy. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as “competing” with Obsidian Energy. No executive officer or employee of Obsidian Energy should be a director, employee, contractor, consultant or officer of any entity that is or may be in competition with Obsidian Energy unless expressly authorized by an executive officer or the Board of Directors. Any director of Obsidian Energy who is a director or officer of, or who is otherwise actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person’s ability to act with a view to the best interests of Obsidian Energy, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of Obsidian Energy. Such actions, without limitation, may include excluding such directors, officers or employees from certain information or activities of Obsidian Energy. During 2019, the Code of Ethics was amended in order to update the threshold amount for a gift that needs to obtained prior to being accepted and other technical and immaterial amendments.

The ABCA provides that in the event that an officer or director is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such officer or director shall disclose the nature and extent of his or her interest and shall refrain from voting to approve such contract or transaction.

As of the date hereof, Obsidian Energy is not aware of any existing or potential material conflicts of interest between Obsidian Energy or a Subsidiary of Obsidian Energy and any director or officer of Obsidian Energy or of any Subsidiary of Obsidian Energy.

Promoters

No person or company has been, within the two most recently completed financial years or during the current financial year, a “promoter” (as defined in the Securities Act (Ontario)) of Obsidian Energy or of a Subsidiary of Obsidian Energy.

AUDIT COMMITTEE DISCLOSURES

National Instrument 52-110 Audit Committees (“NI 52-110”) relating to audit committees has mandated certain disclosures for inclusion in this Annual Information Form. The text of the Audit Committee’s mandate is attached as Appendix B to this Annual Information Form.

Composition of the Audit Committee and Relevant Education and Experience

As of the date hereof, the members of the Audit Committee are Raymond Crossley (Chairman), John Brydson and Maureen Cormier Jackson, each of whom is independent and financially literate within the meaning of NI 52-110. The following comprises a brief summary of each member’s education and experience that is relevant to the performance of his or her responsibilities as an Audit Committee member.

John Brydson

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Maureen Cormier Jackson

Ms. Cormier Jackson is an independent businesswoman with over 35 years of executive, financial and operational expertise in the oil and gas industry. From 2012 and until her retirement in 2014, Ms. Cormier Jackson was Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. (“Suncor”). Her career spanned numerous roles at Suncor which provided experience in the areas of accounting and financial controls, environment, health and safety, and project management. Ms. Cormier Jackson is also a director of Enerflex Ltd. and serves on the Dean’s Advisory Board of Dean of Medicine at the University of Calgary. Ms. Cormier Jackson is a Chartered Professional Accountant and holds a Bachelor of Commerce from Memorial University. She also holds an ICD.D designation from the Institute of Corporate Directors.

Raymond Crossley (Chairman)

Mr. Crossley is a corporate director, and serves on the boards of Stuart Olson Ltd., the Alberta Securities Commission and Canada West Foundation. Mr. Crossley is the chair of the board of Canada West Foundation. and is chair of the Audit Committee of the Stuart Olson board. Mr. Crossley is also the Chief Financial Officer of the Calgary Health Foundation. The Foundation is a Calgary based charity focused on fundraising to support health care in Alberta. In March 2015, Mr. Crossley retired from the global professional services firm, PwC LLP, after more than 33 years. During his career at PwC he served as a member of the firm’s management, as Managing Partner, Western Canada from 2011-2013 and was the Managing Partner of PwC’s Calgary office from 2005-2011. Prior to becoming the Calgary Managing Partner, Mr. Crossley served as an elected member of the firm’s Partnership Board from 2001-2005. Mr. Crossley also served as the audit partner for several of PwC’s largest audit clients. Mr. Crossley graduated from the University of Western Ontario, is a Chartered Professional Accountant in Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The terms of the engagement of Obsidian Energy’s external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimer relating thereto, must be pre-approved by the entire Audit Committee.

With respect to any engagements of Obsidian Energy’s external auditors for non-audit services, Obsidian Energy must obtain the approval of the Audit Committee or the Chairman of the Audit Committee prior to retaining the external auditors to complete such engagement. If such pre-approval is provided by the Chairman of the Audit Committee, the Chairman must report to the Audit Committee on any non-audit service engagement pre-approved by him at the Audit Committee’s first scheduled meeting following such pre-approval. The fees for such non-audit services shall not exceed $50,000, either individually or in the aggregate, for a particular financial year without the approval of the Audit Committee.

If, after using its reasonable best efforts, Obsidian Energy is unable to contact the Chairman of the Audit Committee on a timely basis to obtain the pre-approval contemplated by the preceding paragraph, Obsidian Energy may obtain the required pre-approval from any other member of the Audit Committee, provided that any such Audit Committee member shall report to the Audit Committee on any non-audit service engagement pre-approved by him or her at the Audit Committee’s first scheduled meeting following such pre-approval and the fees for such services do not exceed $50,000 as noted above.

External Auditor Service Fees

The following table summarizes the fees billed to Obsidian Energy by Ernst & Young for external audit and other services during the periods indicated.

Year	Audit Fees(1) ($)	Audit-Related Fees(2) ($)	Tax Fees(3) ($)
2019	757,900	41,340	5,800
2020	477,000	264,073	5,800

Notes:

(1)

The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services, including fees for the integrated audit of Obsidian Energy’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services, and review procedures on the unaudited interim consolidated financial statements.

(2)

The aggregate fees billed in each of the last two fiscal years by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements (and not included in audit services fees in note (1)). The services comprising the fees disclosed under this category principally consisted of Obsidian Energy’s portion of fees for the Peace River Oil Partnership audit and certain audit and French translation costs associated with the Bonterra Offer.

(3)	The aggregate fees billed in the applicable fiscal year by our external auditor for professional services for tax compliance, tax advice and tax planning.

Reliance on Exemptions

At no time since the commencement of Obsidian Energy’s most recently completed financial year has Obsidian Energy relied on any of the exemptions contained in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof. In addition, at no time since the commencement of Obsidian Energy’s most recently completed financial year has Obsidian Energy relied upon the exemptions in Subsection 3.3(2) or Section 3.6 of NI 52-110. Furthermore, at no time since the commencement of Obsidian Energy’s most recently completed financial year has Obsidian Energy relied upon Section 3.8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of Obsidian Energy’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

The Company has not declared a dividend in the last three financial years. The Company does not currently anticipate paying any dividends in the future but will review that policy from time to time as circumstances warrant. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, solvency tests imposed by corporate law, contractual restrictions and financing agreement covenants, if any, and other factors that the Board may determine relevant. See “Risk Factors”.

The credit agreement governing our syndicated credit facility and each of the note purchase agreements governing our Senior Notes also contain provisions which restrict our ability to pay dividends to Shareholders in the event of the occurrence of certain events of default. The full text of the agreements governing our credit facility and our Senior Notes is available on SEDAR at www.sedar.com. For additional information regarding our credit facility and our Senior Notes, see “Capitalization of Obsidian Energy – Debt Capital”.

MARKET FOR SECURITIES

Trading Price and Volume

The following tables set forth certain trading information for the Common Shares in 2020 as reported by the TSX and the NYSE/OTCQX.

	TSX
	Common Share price ($)	Common Share price ($)
Period	High	Low	Volume
January	1.26	0.88	2,198,982
February	0.96	0.60	1,382,456
March	0.75	0.22	3,447,719
April	0.30	0.20	2,701,386
May	0.77	0.27	3,089,983
June	0.69	0.40	3,327,513
July	0.90	0.51	2,835,678
August	0.65	0.49	1,584,155
September	0.64	0.48	829,460
October	0.51	0.36	456,866
November	0.59	0.39	979,902
December	0.94	0.54	2,024,303

	NYSE/OTC (1)
	Common Share price ($US)	Common Share price ($US)
Period	High	Low	Volume
January	0.95	0.66	4,025,053
February	0.72	0.45	1,986,670
March	0.56	0.15	11,457,263
April	0.23	0.13	3,341,329
May	0.55	0.19	3,084,407
June	0.52	0.30	3,928,286
July	0.68	0.37	5,375,210
August	0.49	0.36	3,694,654
September	0.49	0.36	3,465,463
October	0.40	0.27	822,994
November	0.45	0.28	1,828,232
December	0.74	0.40	3,085,017

(1)	The Company was de-listed from the NYSE in April 2020 and began trading on the OTC (first on the OTCQB and then graduating to the OTCQX).

Prior Sales

Other than incentive securities issued pursuant to Obsidian Energy’s director and employee compensation plans and the Senior Notes, Obsidian Energy does not have any classes of securities that are outstanding but that are not listed or quoted on a market place.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

To Obsidian Energy’s knowledge, no securities of Obsidian Energy are held in escrow, are subject to a pooling agreement, or are subject to a contractual restriction on transfer (except in respect Obsidian Energy’s equity compensation plans).

INDUSTRY CONDITIONS

Companies operating in the Canadian oil and gas industry are subject to extensive regulation and control of operations (including with respect to land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government; and with respect to the pricing and taxation of petroleum and natural gas through legislation enacted by, and agreements among, the federal and provincial governments of Canada, all of which should be carefully considered by investors in the Western Canadian oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments governments may enact in the future.

The Corporation’s assets and operations are regulated by administrative agencies that derive their authority from legislation enacted by the applicable level of government. Regulated aspects of the Corporation’s upstream oil and natural gas business include all manner of activities associated with the exploration for and production of oil and natural gas, including, among other matters: (i) permits for the drilling of wells and construction of related infrastructure; (ii) technical drilling and well requirements; (iii) permitted locations and access of operation sites; (iv) operating standards regarding conservation of produced substances and avoidance of waste, such as restricting flaring and venting; (v) minimizing environmental impacts, including by reducing emissions; (vi) storage, injection and disposal of substances associated with production operations; and (vii) the abandonment and reclamation of impacted sites. In order to conduct oil and natural gas operations and remain in good standing with the applicable federal or provincial regulatory scheme, producers must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance in this regard can be costly and a breach of the same may result in fines or other sanctions.

The following discussion provides an overview of some of the principal aspects of the legislation, regulations, agreements, orders, directives and other pertinent conditions that impact the oil and gas industry in Western Canada, particularly in the province of Alberta, where the Corporation’s assets are primarily located. While these matters do not affect the Corporation’s operations in any manner that is materially different than the manner in which they affect other similarly-sized industry participants with similar assets and operations, investors should consider such matters carefully.

Pricing and Marketing in Canada

Crude Oil

Oil producers are entitled to negotiate sales contracts directly with purchasers. As a result, macroeconomic and microeconomic market forces determine the price of oil. Worldwide supply and demand factors are the primary determinant of oil prices, but regional market and transportation issues also influence prices. The specific price that a producer receives will depend, in part, on oil quality, prices of competing products, distance to market, availability of transportation, value of refined products, supply/demand balance and contractual terms of sale.

Since early 2020, worldwide oversupply of oil, a potential lack of available storage capacity and decreased demand due to COVID-19 have had a significant impact on the price of oil. In an effort to stabilize global oil markets, OPEC and a number of other oil producing countries announced an agreement to cut oil production by approximately 10 million bbl/d in April 2020. This agreement contributed to rebalancing global oil markets. Although the production cuts were eased to approximately 7.2 million bbl/d in January 2021, they were generally extended into April 2021 and Saudi Arabia voluntarily cut its production by a further 1 million bbl/d during February to April 2021 These ongoing production cuts together with increased worldwide economic activity and improving economic forecasts as vaccine rollouts make headway against the COVID-19 pandemic have combined to maintain balanced global oil markets.

Natural Gas

Negotiations between buyers and sellers determine the price of natural gas sold in intra-provincial, interprovincial and international trade. The price received by a natural gas producer depends, in part, on the price of competing natural gas supplies and other fuels, natural gas quality, distance to market, availability of transportation, length of contract term, weather conditions, supply/demand balance, liquefied natural gas (“LNG”) and other exports from North America and other contractual terms of sale.

Natural Gas Liquids

The pricing of condensates and other NGLs such as ethane, butane and propane sold in intra-provincial, interprovincial and international trade is determined by negotiation between buyers and sellers. The profitability of NGLs extracted from natural gas is based on the products extracted being of greater economic value as separate commodities than as components of natural gas and therefore commanding higher prices. Such prices depend, in part, on the quality of the NGLs, price of competing chemical stock, distance to market, access to downstream transportation, length of contract term, supply/demand balance and other contractual terms of sale.

Exports from Canada

The Canada Energy Regulator (the “CER”) regulates the export of oil, natural gas and NGLs from Canada through the issuance of short-term orders and longer-term licences pursuant to its authority under the Canadian Energy Regulator Act (the “CERA”). Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the CER and the federal government. The Corporation does not directly enter into contracts to export its production outside of Canada.

Transportation Constraints and Market Access

One major constraint to the export of oil, natural gas and NGLs is the deficit of transportation capacity to transport production from Western Canada to the United States and other international markets. Although certain pipeline and other transportation and export projects are underway, many proposed projects have been cancelled or delayed due to regulatory hurdles, court challenges and economic and other socio-political factors. Due in part to growing production and a lack of new and expanded pipeline and rail infrastructure capacity, producers in Western Canada have at times experienced low commodity pricing relative to other markets over the last several years.

Producers negotiate with pipeline operators to transport their products to market on a firm, spot or interruptible basis depending on the specific pipeline and the specific substance. Transportation availability is highly variable across different jurisdictions and regions. This variability can determine the nature of transportation commitments available, the number of potential customers and the price received.

Under the Canadian Constitution, the development and operation of interprovincial and international pipelines fall within the federal government’s jurisdiction and, under the CERA, new interprovincial and international pipelines require a federal regulatory review and approval of the cabinet of the Canadian federal government (“Cabinet”) before they can proceed. However, recent years have seen a perceived lack of policy and regulatory certainty in this regard such that, even when projects are approved, they often face delays due to actions taken by provincial and municipal governments and legal opposition related to issues such as Indigenous rights and title, the government’s duty to consult and accommodate Indigenous peoples and the sufficiency of all relevant environmental review processes. Export pipelines from Canada to the United States face additional unpredictability as such pipelines also require approvals from several levels of government in the United States.

Oil Pipelines

Specific Pipeline Updates

The Enbridge Inc. (“Enbridge”) Line 3 replacement from Hardisty, Alberta to Superior, Wisconsin, previously expected to be in-service in late 2019, has faced significant delays due to permitting difficulties in the United States. However, Minnesota regulators approved the final required permit for the project in November 2020. Certain segments of the Line 3 replacement in North Dakota and Wisconsin are currently in operation and the Canadian portion of the replaced pipeline began commercial operation in December 2019. Construction of the Line 3 replacement in Minnesota began in early December 2020. Enbridge expects the line to be in service in the fourth quarter of 2021.

The Trans Mountain Pipeline expansion received Cabinet approval in November 2016. Following a period of political opposition in British Columbia, the federal government acquired the Trans Mountain Pipeline in August 2018. Following the resolution of a number of legal challenges and a second regulatory hearing, construction on the Trans Mountain Pipeline expansion commenced in late 2019 and it is expected to be in-service in December 2022.

On March 31, 2020, TC Energy Corporation (“TC Energy”) announced it would proceed with the Keystone XL Pipeline. TC Energy also announced that the Government of Alberta had made a US $1.1 billion equity investment in the project and would guarantee a US $4.2 billion project level credit facility. While construction on the Keystone XL Pipeline started in April 2020, the project remains subject to legal and regulatory barriers in the United States, including the cancellation of a presidential permit on January 20, 2021 that permits the Keystone XL Pipeline to operate across the international border. Construction on the project was halted following the cancellation of the presidential permit.

In November 2020, the Attorney General of Michigan filed a lawsuit to terminate an easement that allows the Enbridge Line 5 pipeline system to operate below the Straits of Mackinac, potentially forcing the lines comprising this segment of the pipeline system to be shut down by May 2021. Enbridge filed a federal complaint in late November 2020 in the Unites States District Court for the Western District of Michigan and is seeking an injunction to prevent the termination of the easement. Enbridge stated in January 2021 that it intends to defy the shut down order, as the dual pipelines are in full compliance with U.S. federal safety standards.

Marine Tankers

The Oil Tanker Moratorium Act, which was enacted in June 2019, imposes a ban on tanker traffic transporting crude oil or persistent crude oil products in excess of 12,500 metric tonnes to and from ports located along British Columbia’s north coast. The ban may prevent pipelines being built to, and export terminals being located on, the portion of the British Columbia coast subject to the moratorium.

Crude Oil and Bitumen by Rail

Following two train derailments that led to fires and oil spills in Saskatchewan, the federal government announced in February 2020 that trains hauling more than 20 cars carrying dangerous goods, including oil and diluted bitumen, would be subject to reduced speed limits. The order was updated in April 2020 and replaced in November 2020. The speed limits and other requirements established in Order MO 20-10 will remain in place until permanent rule changes are approved.

Enbridge Open Season

In August 2019, Enbridge initiated an open season for the Enbridge mainline system, which has historically operated as a common carrier oil pipeline system. A common carrier pipeline must accept all products offered to it for transportation. If there is insufficient capacity to transport the volumes offered, the available capacity is pro-rated to accommodate all shippers. The changes that Enbridge intends to implement include the transition of the mainline system from a common carrier to a primarily contract carrier pipeline, wherein shippers will have to commit to reserved space in the pipeline for a fixed term, with only 10% of available capacity reserved for nominations. If the service change is approved, shippers seeking firm capacity on the Enbridge system would no longer be able to rely on the nomination process and would have to enter long-term contracts for service.

Several shippers challenged Enbridge’s open season and, in particular, Enbridge’s ability to engage in an open season without first obtaining prior regulatory approval to implement a contract carriage model. Following an expedited hearing process, the CER decided to shut down the open season. On December 19, 2019, Enbridge applied to the CER for approval of the proposed service and tolling framework. The regulatory hearing process is currently underway and a final decision from the CER is not expected until mid-2021. If Enbridge receives CER approval, it intends to hold the open season by the end of 2021.

Natural Gas and LNG

Natural gas prices in Western Canada have been constrained in recent years due to increasing North American supply, limited access to markets and limited storage capacity. Companies that secure firm access to infrastructure to transport their natural gas production out of Western Canada may be able to access more markets and obtain better pricing. Companies without firm access may be forced to accept spot pricing in Western Canada for their natural gas, which in the last several years has generally been depressed relative to other markets.

Required repairs or upgrades to existing pipeline systems in Western Canada have also led to reduced capacity and apportionment of access, the effects of which have been exacerbated by storage limitations. However, in September 2019, the CER approved a policy change by TC Energy on its NOVA Gas Transmission Ltd. pipeline system (the “NGTL System”) to prioritize deliveries into storage (the “Temporary Service Protocol”). The change stabilized supply and pricing, particularly during periods of maintenance on the system, however in February 2021, the CER refused a request to extend the Temporary Service Protocol. In October 2020, TC Energy received federal approval to expand the NGTL System and the expanded NGTL System is expected to be fully operational by April 2022.

Specific Pipeline and Proposed LNG Export Terminal Updates

While a number of LNG export plants have been proposed in Canada, regulatory and legal uncertainty, social and political opposition and changing market conditions have resulted in the cancellation or delay of many of these projects. Nonetheless, in October 2018, the joint venture partners of the LNG Canada LNG export terminal announced a positive final investment decision. Once complete, the project will allow producers in northeastern British Columbia to transport natural gas to the LNG Canada liquefaction facility and export terminal in Kitimat, British Columbia via the Coastal GasLink pipeline (the “CGL Pipeline”). Pre-construction activities on the LNG Canada facility began in November 2018, with a completion target of 2025.

In late 2019, TC Energy announced that it would sell a 65% equity interest in the CGL Pipeline to investment companies KKR & Co Inc. and Alberta Investment Management Corporation while remaining the pipeline operator. The transaction closed in May 2020. Despite its approval, the CGL Pipeline has faced legal and social opposition. For example, protests involving the Hereditary Chiefs of the Wet’suwet’en First Nation and their supporters have delayed construction activities on the CGL Pipeline, although construction is proceeding.

In addition to LNG Canada and the CGL Pipeline projects, the following is an update on various other LNG projects that have been proposed in Canada:

•

In December 2019, the CER approved a 40-year export license for the Kitimat LNG project, a proposed joint venture between Chevron Canada Limited and Woodside Energy International (Canada) Limited. However, both partners are looking to sell some or all of their interest in the project.

•

Woodfibre LNG Limited, a subsidiary of Singapore-based Pacific Oil and Gas Ltd., has proposed to build the Woodfibre LNG project, a small-scale LNG processing and export facility near Squamish, British Columbia. The British Columbia Oil and Gas Commission approved a project permit for the Woodfibre LNG project in July 2019 and a formal approval of the project is expected in the third quarter of 2021, with construction beginning shortly thereafter.

•

GNL Québec Inc., the proponent of the Énergie Saguenay Project, is currently working its way through a federal impact assessment process for the construction and operation of an LNG facility and export terminal located on Saguenay Fjord, an inlet which feeds into the St. Lawrence River in Québec. The Énergie Saguenay Project is currently slated for completion in 2026.

•

Pieridae Energy Ltd.’s (“Pieridae”) proposed Goldboro LNG project, located in Nova Scotia, would see LNG exported from Canada to European markets. Pieridae has agreements with Shell, upstream, and with Uniper, a German utility, downstream. The federal government has issued Goldboro LNG a 20-year export licence, but Pieridae has delayed its final investment decision until mid-2021.

•

Cedar LNG Export Development Ltd.’s Cedar LNG project near Kitimat, British Columbia, is currently in the environmental assessment stage, with British Columbia’s Environmental Assessment Office conducting the environmental assessment on behalf of the Impact Assessment Agency of Canada (“IA Agency”).

Curtailment

In December 2018, the Government of Alberta announced that it would mandate a short-term and temporary curtailment of provincial crude oil and bitumen production. Curtailment first took effect on January 1, 2019. As contemplated in the Curtailment Rules, the Government of Alberta, on a monthly basis, required oil and bitumen producers producing more than 20,000 bbl/d to limit their production according to a pre-determined formula that allocates production limits proportionately amongst all operators that are subject to curtailment orders.

As of December 2020, monthly oil production limits are no longer in effect. However, the Curtailment Rules, which were set to be repealed on December 31, 2020, have been extended such that the Government of Alberta retains the ability to impose future production limits if needed.

The Corporation was subject to a curtailment order in 2019 and 2020, however, given that new wells were exempt from the Curtailment Rules, our production volumes and capital spending were not materially affected by the order.

International Trade Agreements

Canada is party to a number of international trade agreements with other countries around the world that generally provide for, among other things, preferential access to various international markets for certain Canadian export products. Examples of such trade agreements include the Comprehensive Economic and Trade Agreement, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership and, most importantly, the United States Mexico Canada Agreement (the “USMCA”), which replaced the former North American Free Trade Agreement (“NAFTA”) on July 1, 2020. Because the United States remains Canada’s primary trading partner and the largest international market for the export of oil, natural gas and NGLs from Canada, the implementation of the USMCA could have an impact on Western Canada’s oil and gas industry at large, including the Corporation’s business.

While the proportionality rules in Article 605 of NAFTA previously prevented Canada from implementing policies that limit exports to the United States and Mexico relative to the total supply produced in Canada, the USMCA does not contain the same proportionality requirements. This may allow Canadian producers to develop a more diversified export portfolio than was possible under NAFTA, subject to the construction of infrastructure allowing more Canadian production to reach eastern Canada, Asia and Europe.

Land Tenure

Mineral Rights

With the exception of Manitoba, each provincial government in Western Canada owns most of the mineral rights to the oil and natural gas located within their respective provincial borders. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits (collectively, “leases”) for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments in lieu thereof. The provincial governments in Western Canada conduct regular land sales where oil and natural gas companies bid for the leases necessary to explore for and produce oil and natural gas owned by the respective provincial governments. These leases generally have fixed terms, but they can be continued beyond their initial terms if the necessary conditions are satisfied.

In response to COVID-19, the governments of Alberta, British Columbia and Saskatchewan announced measures to extend or continue Crown leases that may have otherwise expired in the months following the implementation of pandemic response measures.

All of the provinces of Western Canada have implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a disposition. In addition, Alberta has a policy of “shallow rights reversion” which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for new leases and licenses.

In addition to Crown ownership of the rights to oil and natural gas, private ownership of oil and natural gas (i.e. freehold mineral lands) also exists in Western Canada. Rights to explore for and produce privately owned oil and natural gas are granted by a lease or other contract on such terms and conditions as may be negotiated between the owner of such mineral rights and companies seeking to explore for and/or develop oil and natural gas reserves.

An additional category of mineral rights ownership includes ownership by the Canadian federal government of some legacy mineral lands and within Indigenous reservations designated under the Indian Act (Canada). Indian Oil and Gas Canada manages subsurface and surface leases in consultation with applicable Indigenous peoples, for the exploration and production of oil and natural gas on Indigenous reservations. Until recently, oil and natural gas activities conducted on Indian reserve lands were governed by the Indian Oil and Gas Act (the “IOGA”) and the Indian Oil and Gas Regulations, 1995. In 2009, Parliament passed An Act to Amend the Indian Oil and Gas Act, amending and modernizing the IOGA (the “Modernized IOGA”); however the amendments were delayed until the federal government was able to complete stakeholder consultations and update the accompanying Regulations (the “2019 Regulations”). The Modernized IOGA and the 2019 Regulations came into force on August 1, 2019 and further regulations are currently being developed. The Corporation does not have operations on Indian reserve lands.

Surface Rights

To develop oil and natural gas resources, producers must also have access rights to the surface lands required to conduct operations. For Crown lands, surface access rights can be obtained directly from the government. For private lands, access rights can be negotiated with the landowner. Where an agreement cannot be reached, however, each province has developed its own process that producers can follow to obtain and maintain the surface access necessary to conduct operations throughout the lifespan of a well, including notification requirements and providing compensation to affected persons for lost land use and surface damage. Similar rules apply to facility and pipeline operators.

Royalties and Incentives

General

Each province has legislation and regulations in place to govern Crown royalties and establish the royalty rates that producers must pay in respect of the production of Crown resources. The royalty regime in a given province is in addition to applicable federal and provincial taxes and is a significant factor in the profitability of oil sands projects and oil, natural gas and NGL production. Royalties payable on production from lands where the Crown does not hold the mineral rights are negotiated between the mineral freehold owner and the lessee, though certain provincial taxes and other charges on production or revenues may be payable.

Producers and working interest owners of oil and natural gas rights may create additional royalties or royalty-like interests, such as overriding royalties, net profits interests and net carried interests, through private transactions, the terms of which are subject to negotiation.

Occasionally, the provincial governments in Western Canada create incentive programs for the oil and gas industry. These programs often provide for volume-based incentives, royalty rate reductions, royalty holidays or royalty tax credits and may be introduced when commodity prices are low to encourage exploration and development activity. Governments may also introduce incentive programs to encourage producers to prioritize certain kinds of development or utilize technologies that may enhance or improve recovery of oil, natural gas and NGLs, or improve environmental performance.

The federal government also creates incentives and other financial aid programs intended to assist businesses operating in the oil and gas industry. Recently, these programs, including, but not limited to, programs that provide direct financial support to companies operating in the oil and gas industry and/or targeted funding for various initiatives related to industry diversification and environmental matters, including those programs created in response to the COVID-19 pandemic, such as various short-term loan programs and the Canada Emergency Wage Subsidy (“CEWS”), for example, have been administered through federal agencies such as the Business Development Bank of Canada, Natural Resources Canada, Export Development Canada, Innovation, Science and Economic Development Canada and, in some cases, the Canada Revenue Agency. In 2020, the Company benefited from the CEWS.

Alberta

Crown Royalties

In Alberta, oil and natural gas producers are responsible for calculating their royalty rate on an ongoing basis. The Crown’s royalty share of production is payable monthly and producers must submit their records showing the royalty calculation. The Mines and Minerals Act was amended in 2014 to shorten the window during which producers can submit amendments to their royalty calculations before they become statute-barred, from four years to three.

In 2016, the Government of Alberta adopted a modernized Crown royalty framework (the “Modernized Framework”) that applies to all conventional oil (i.e., not oil sands) and natural gas wells drilled after December 31, 2016 that produce Crown-owned resources. The previous royalty framework (the “Old Framework”) will continue to apply to wells producing Crown-owned resources that were drilled prior to January 1, 2017 until December 31, 2026, following which time they will become subject to the Modernized Framework. The Royalty Guarantee Act (Alberta), came into effect on July 18, 2019, and provides that no major changes will be made to the current oil and natural gas royalty structure for a period of at least 10 years.

Royalties on production from wells subject to the Modernized Framework are determined on a “revenue-minus-costs” basis. The cost component is based on a Drilling and Completion Cost Allowance formula that relies, in part, on the industry’s average drilling and completion costs, determined annually by the Alberta Energy Regulator (the “AER”), and incorporates information specific to each well such as vertical depth and lateral length.

Under the Modernized Framework, producers initially pay a flat royalty of 5% on production revenue from each producing well until payout, which is the point at which cumulative gross revenues from the well equals the applicable Drilling and Completion Cost Allowance. After payout, producers pay an increased royalty of up to 40% that will vary depending on the nature of the resource and market prices. Once the rate of production from a well is too low to sustain the full royalty burden, its royalty rate is gradually adjusted downward as production declines, eventually reaching a floor of 5%.

Under the Old Framework, royalty rates for conventional oil production can be as high as 40% and royalty rates for natural gas production can be as high as 36%. Similar to the Modernized Framework, these rates vary based on the nature of the resource and market prices. The natural gas royalty formula also provides for a reduction based on the measured depth of the well, as well as the acid gas content of the produced gas.

In addition to royalties, producers of oil and natural gas from Crown lands in Alberta are also required to pay annual rentals to the Government of Alberta.

Freehold Royalties and Taxes

Royalty rates for the production of privately owned oil and natural gas are negotiated between the producer and the resource owner.

The Government of Alberta levies annual freehold mineral taxes for production from freehold mineral lands. On average, the tax levied in Alberta is 4% of revenues reported from freehold mineral title properties and is payable by the registered owner of the mineral rights.

Regulatory Authorities and Environmental Regulation

General

The Canadian oil and gas industry is subject to environmental regulation under a variety of Canadian federal, provincial, territorial, and municipal laws and regulations, all of which are subject to governmental review and revision from time to time. Such regulations provide for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. The regulatory regimes set out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well, facility and pipeline sites. Compliance with such regulations can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability, and the imposition of material fines and penalties. In addition, future changes to environmental legislation, including legislation related to air pollution and greenhouse gas (“GHG”) emissions (typically measured in terms of their global warming potential and expressed in terms of carbon dioxide equivalent (“CO2e”)), may impose further requirements on operators and other companies in the oil and gas industry.

Federal

Canadian environmental regulation is the responsibility of both the federal and provincial governments. While provincial governments and their delegates are responsible for most environmental regulation, the federal government can regulate environmental matters where they impact matters of federal jurisdiction or when they arise from projects that are subject to federal jurisdiction, such as interprovincial transportation undertakings, including pipelines and railways, and activities carried out on federal lands. Where there is a direct conflict between federal and provincial environmental legislation in relation to the same matter, the federal law prevails.

On August 28, 2019, the Impact Assessment Act (the “IAA”) replaced the Canadian Environmental Assessment Act, 2012. The enactment of the CERA and the IAA introduced a number of important changes to the regulation of federally regulated major projects and their associated environmental assessments. The CERA separates the CER’s administrative and adjudicative functions. A board of directors and a chief executive officer manage strategic, administrative and policy considerations while adjudicative functions fall to independent commissioners. The CER has jurisdiction over matters such as the environmental and economic regulation of pipelines, transmission infrastructure and certain offshore renewable energy projects. In its adjudicative role, the CERA tasks the CER with reviewing applications for the development, construction and operation of many of these projects, culminating in their eventual abandonment.

The IAA relies on a designated project list as a trigger for a federal assessment. Designated projects that may have effects on matters within federal jurisdiction will generally require an impact assessment administered by the IA Agency or, in the case of certain pipelines, a joint review panel comprised of members from the CER and the IA Agency. The impact assessment requires consideration of the project’s potential adverse effects and the overall societal impact that a project may have, both of which may include a consideration of, among other items, environmental, biophysical and socio-economic factors, climate change, and impacts to Indigenous rights. It also requires an expanded public interest assessment. Designated projects specific to the oil and gas industry include pipelines that require more than 75 kilometers of new right of way and pipelines located in national parks, large scale in situ oil sands projects not regulated by provincial GHG emissions caps and certain refining, processing and storage facilities.

The federal government has stated that an objective of the legislative changes was to improve decision certainty and turnaround times. Once a review or assessment is commenced under either the CERA or IAA, there are limits on the amount of time the relevant regulatory authority will have to issue its report and recommendation. Designated projects will go through a planning phase to determine the scope of the impact assessment, which the federal government has stated should provide more certainty as to the length of the full review process. The Government of Alberta has submitted a reference question to the Alberta Court of Appeal regarding the constitutionality of the IAA, but this matter remains before the courts.

Alberta

The AER is the principal regulator responsible for all energy resource development in Alberta. It derives its authority from the Responsible Energy Development Act and a number of related statutes including the Oil and Gas Conservation Act (the “OGCA”), the Oil Sands Conservation Act, the Pipeline Act, and the Environmental Protection and Enhancement Act. The AER is responsible for ensuring the safe, efficient, orderly and environmentally responsible development of hydrocarbon resources, including allocating and conserving water resources, managing public lands, and protecting the environment. The AER’s responsibilities exclude the functions of the Alberta Utilities Commission and the Surface Rights Board, as well as the Alberta Ministry of Energy’s responsibility for mineral tenure.

The Government of Alberta relies on regional planning to accomplish its resource development goals. Its approach to natural resource management provides for engagement and consultation with stakeholders and the public and examines the cumulative impacts of development on the environment and communities. While the AER is the primary regulator for energy development, several other governmental departments and agencies may be involved in land use issues, including the Alberta Ministry of Environment and Parks, the Alberta Ministry of Energy, the Aboriginal Consultation Office and the Land Use Secretariat.

The Government of Alberta’s land-use policy in Alberta sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land-use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.

The AER monitors seismic activity across Alberta to assess the risks associated with, and instances of, earthquakes induced by hydraulic fracturing. Hydraulic fracturing involves the injection of water, sand or other proppants and additives under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate oil and natural gas production. The Corporation routinely conducts hydraulic fracturing in its drilling and completion programs. In recent years, hydraulic fracturing has been linked to increased seismicity in certain areas in which hydraulic fracturing takes place, prompting regulatory authorities to investigate the practice further.

The AER has developed monitoring and reporting requirements that apply to all oil and natural gas producers working in certain areas where the likelihood of an earthquake is higher, and implemented the requirements in Subsurface Order Nos. 2, 6, and 7. The regions with seismic protocols in place are Fox Creek, Red Deer and Brazeau (the “Seismic Protocol Regions”) The Corporation does have operations in these regions. Oil and natural gas producers in each of the Seismic Protocol Regions are subject to a “traffic light” reporting system that sets thresholds on the Richter scale of earthquake magnitude. The thresholds vary among the Seismic Protocol Regions and trigger a sliding scale of obligations from the oil or natural gas producers operating there. Such obligations range from no action required, to informing the AER and invoking an approved response plan, to ceasing operations and informing the AER. The AER has the discretion to suspend operations while it investigates following a seismic event until it has assessed the ongoing risk of earthquakes in a specific area and/or may require the operator to update its response plan. The AER may extend these requirements to other areas of Alberta if necessary, subject to the results of its ongoing province-wide monitoring.

Liability Management Rating Program

Alberta

The AER administers a Liability Management Rating Program (the “AB LMR Program”), which is currently undergoing changes, including a name change to the “Liability Management Framework” (the “AB LMF”); however, specific details concerning this new program remain forthcoming. The AB LMR Program, as currently administered, is a liability management program governing most conventional upstream oil and natural gas wells, facilities and pipelines. It consists of three distinct programs: the Oilfield Waste Liability Program (the “AB OWL Program”), the Large Facility Liability Management Program (the “AB LFP”), and the Licensee Liability Rating Program (the “AB LLR Program”). If a licensee’s deemed liabilities in the AB LLR Program, the AB OWL Program and/or the AB LFP exceed its deemed assets in those programs, the licensee must reduce its liabilities or provide the AER with a security deposit. Failure to do so may restrict the licensee’s ability to transfer licenses. This ratio of a licensee’s assets to liabilities across the three programs is referred to as the licensee’s liability management rating (“LMR”).

Complementing the AB LMR Program, Alberta’s OGCA establishes an orphan fund (the “Orphan Fund”) to help pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program and the AB OWL Program if a licensee or working interest participant becomes insolvent or is unable to meet its obligations. Licensees in the AB LLR Program and AB OWL Program fund the Orphan Fund through a levy administered by the AER. However, given the increase in orphaned oil and natural gas assets, the Government of Alberta has loaned the Orphan Fund approximately $335 million to carry out abandonment and reclamation work. In response to the COVID-19 pandemic, the Government of Alberta also covered $113 million in levy payments that licensees would otherwise have owed to the Orphan Fund, corresponding to the levy payments due for the first six months of the AER’s fiscal year. A separate orphan levy applies to persons holding licenses subject to the AB LFP. Collectively, these programs are designed to minimize the risk to the Orphan Fund posed by the unfunded liabilities of licensees and to prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines.

In response to the increase in orphaned oil and gas sites and the environmental risks associated therewith, the AER amended its Directive 067: Eligibility Requirements for Acquiring and Holding Energy Licenses and Approvals (“Directive 067”), which deals with licensee eligibility to operate wells and facilities, to require the provision of extensive corporate governance and shareholder information. All transfers of well, facility and pipeline licenses in the province are subject to AER approval. As a condition of transferring existing AER licenses, approvals and permits, all transfers are now assessed on a non-routine basis and the AER now requires all transferees to demonstrate that they have an LMR of 2.0 or higher immediately following the transfer, or to otherwise prove to the satisfaction of the AER that they can meet their abandonment and reclamation obligations, such as by posting security or reducing their existing obligations.

As a result of the Supreme Court of Canada’s decision in Orphan Well Association v Grant Thornton (also known as the “Redwater” decision), receivers and trustees can no longer avoid the AER’s legislated authority to impose abandonment orders against licensees or to require a licensee to pay a security deposit before approving a license transfer when any such licensee is subject to formal insolvency proceedings. This means that insolvent estates can no longer disclaim assets that have reached the end of their productive lives (and therefore represent a net liability) in order to deal primarily with the remaining productive and valuable assets without first satisfying any abandonment and reclamation obligations associated with the insolvent estate’s assets. In April 2020, the Government of Alberta passed the Liabilities Management Statutes Amendment Act, which places the burden of a defunct licensee’s abandonment and reclamation obligations first on the defunct licensee’s working interest partners, and second, the AER may order the Orphan Fund to assume care and custody and accelerate the clean-up of wells or sites which do not have a responsible owner. These changes will come into force on proclamation.

Additionally, the Government of Alberta announced in July 2020 that the AB LMF will replace the AB LMR Program and its constituent programs. Among other changes under the AB LMF, the AB LMR Program will be replaced with the Licensee Capability Assessment System, which is intended to be a more comprehensive assessment of corporate health and will consider a wider variety of factors than those considered under the AB LMR Program and establish clear expectations for industry with regards to the management of liabilities throughout the entire lifecycle of oil and gas projects. Importantly, the AB LMF will also provide proactive support to distressed operators and will require mandatory annual minimum payments towards outstanding reclamation obligations in accordance with five-year rolling spending targets.

The Government of Alberta followed the announcement of the AB LMF with amendments to the Oil and Gas Conservation Rules and the Pipeline Rules in late 2020. The changes to these rules fall into three principal categories: (i) they introduce “closure” as a defined term, which captures both abandonment and reclamation; (ii) they expand the AER’s authority to initiate and supervise closure; and (iii) they permit qualifying third parties on whose property wells or facilities are located to request that licensees prepare a closure plan.

The AER has published a draft of an amended Directive 067 to implement some of these changes (the “Draft Directive”). The changes introduced by the Draft Directive include building on the AER’s corporate and financial disclosure requirements for parties who wish to acquire, hold or transfer licenses in Alberta, and broadening the AER’s discretion to withhold or revoke licensees’ privileges if they are assessed as posing an “unreasonable risk”. The feedback that the AER receives will be considered in the determination of the final revised Directive 067, and the rollout of the AB LMF may require changes to other directives as well. As a result, the Corporation’s ongoing and future transactions may be affected in this period of transition, resulting in processing delays for license transfers and regulatory uncertainty as the criteria and requirements for licensees are subject to change.

To address abandonment and reclamation liabilities in Alberta, the AER implements, from time to time, programs intended to encourage the decommissioning, remediation and reclamation of inactive or marginal oil and natural gas infrastructure. Beginning in 2015, for example, the AER oversaw the Inactive Well Compliance Program, a five-year program intended to address the growing inventory of inactive and noncompliant wells in Alberta. More recently, the AER announced a voluntary area-based closure (“ABC”) program in 2018. The ABC program is designed to reduce the cost of abandonment and reclamation operations though industry collaboration and economies of scale. Parties seeking to participate in the program must commit to an inactive liability reduction target to be met through closure work of inactive assets. The Corporation is currently participating in the voluntary ABC program.

Federal and Provincial Support for Liability Management

As part of an announcement of federal relief for Canada’s oil and gas industry in response to COVID-19, the federal government pledged $1.72 billion to clean up orphan and inactive wells in Alberta, Saskatchewan and British Columbia. However, these funds are being administered by regulatory authorities in each province. In Alberta, the Ministry of Energy is disbursing its $1 billion share of the federally provided funds through the Site Rehabilitation Program. The Company has received $30 million of grants and allocations to-date under the program. In addition to the funds administered by the respective provincial governments, the federal government announced a $200 million loan to Alberta’s Orphan Fund.

Climate Change Regulation

Climate change regulation at each of the international, federal and provincial levels has the potential to significantly affect the future of the oil and gas industry in Canada. These impacts are uncertain and it is not possible to predict what future policies, laws and regulations will entail. Any new laws and regulations (or additional requirements to existing laws and regulations) could have a material impact on the Corporation’s operations and cash flow.

Federal

Canada has been a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”) since 1992. Since its inception, the UNFCCC has instigated numerous policy changes with respect to climate governance. On April 22, 2016, 197 countries, including Canada, signed the Paris Agreement, committing to prevent global temperatures from rising more than 2° Celsius above pre-industrial levels and to pursue efforts to limit this rise to no more than 1.5° Celsius. To date, 189 of the 197 parties to the UNFCCC have ratified the Paris Agreement, including Canada. Decisions about a prospective carbon market and emissions cuts have been delayed until the next climate conference, which is scheduled to take place in November 2021.

The Government of Canada has pledged to cut its emissions by 30% from 2005 levels by 2030, but indicated in its recent Speech from the Throne (also referred to as the “Throne Speech”) that it may implement policy changes to exceed this target. Specific details have not yet been announced.

The Government of Canada released the Pan-Canadian Framework on Clean Growth and Climate Change in 2016, setting out a plan to meet the federal government’s 2030 emissions reduction targets. On June 21, 2018, the federal government enacted the Greenhouse Gas Pollution Pricing Act (the “GGPPA”), which came into force on January 1, 2019. This regime has two parts: an output-based pricing system (“OBPS”) for large industry (enabled by the Output-Based Pricing System Regulations) and a fuel charge (enabled by the Fuel Charge Regulations), both of which impose a price on CO2e emissions. This system applies in provinces and territories that request it and in those that do not have their own equivalent emissions pricing systems in place that meet the federal standards and ensure that there is a uniform price on emissions across the country. Under current federal plans, this price will escalate by $10 per year until it reaches a price of $50/tonne of CO2e in 2022. On December 11, 2020, however, the federal government announced its intention to continue the annual price increases beyond 2022, such that, commencing in 2023, the benchmark price per tonne of CO2e will increase by $15 per year until it reaches $170/tonne of CO2e in 2030. Starting April 1, 2021, the minimum price permissible under the GGPPA is $40/tonne of CO2e. In addition, on March 5, 2021, the federal government introduced for comment the Greenhouse Gas Offset Credit System Regulations (Canada) (the “Federal Offset Credit Regulations”). The proposed Federal Offset Credit Regulations are intended to establish a regulatory framework to allow certain kinds of projects to generate and sell offset credits for use in the federal OBPS. The final Federal Offset Credit Regulations are expected to be put in place before the end of 2021.

While several provinces challenged the constitutionality of the GGPPA following its enactment, the Supreme Court of Canada confirmed its constitutional validity in a judgment released on March 25, 2021.

On April 26, 2018, the federal government passed the Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) (the “Federal Methane Regulations”). The Federal Methane Regulations seek to reduce emissions of methane from the oil and natural gas sector, and came into force on January 1, 2020. By introducing a number of new control measures, the Federal Methane Regulations aim to reduce unintentional leaks and the intentional venting of methane and ensure that oil and natural gas operations use low-emission equipment and processes. Among other things, the Federal Methane Regulations limit how much methane upstream oil and natural gas facilities are permitted to vent. The federal government anticipates that these actions will reduce annual GHG emissions by about 20 megatonnes by 2030.

The federal government has enacted the Multi-Sector Air Pollutants Regulation under the authority of the Canadian Environmental Protection Act, 1999, which regulates certain industrial facilities and equipment types, including boilers and heaters used in the upstream oil and gas industry, to limit the emission of air pollutants such as nitrogen oxides and sulphur dioxide.

As part of its efforts to provide relief to Canada’s oil and gas industry in light of the COVID-19 pandemic, the federal government announced a $750 million Emissions Reduction Fund intended to support pollution reduction initiatives, including methane. Funds disbursed through this program will primarily take the form of repayable contributions to onshore and offshore oil and gas firms.

The federal government has also announced that it will implement a Clean Fuel Standard that will require producers, importers and distributors to reduce the emissions intensity of liquid fuels. It is expected that the applicable regulations will come into force in December 2022.

In the September 23, 2020 Throne Speech, the federal government has indicated that it intends to make a number of investments that will help it achieve net-zero emissions by 2050, including investments intended to: (i) improve transit options; (ii) make zero-emissions vehicles more affordable; (iii) expand electric vehicle charging infrastructure across the country; (iv) launch a fund that will help attract investments in the development of zero-emissions technology, including a corporate tax cut of 50% for companies participating in this initiative; (v) develop a Clean Power Fund that will, in part, help regions transition to cleaner sources of power generation; and (vi) support continued investment in the development and implementation of renewable and clean energy technologies. Specific program details have not yet been announced.

On November 19, 2020, the federal government introduced the Canadian Net-Zero Emissions Accountability Act in Parliament. If passed, this Act will bind the Government of Canada to a process intended to help Canada achieve net-zero emissions by 2050. It will also establish rolling five-year emissions-reduction targets and require the government to develop plans to reach each target and support these efforts by creating a Net-Zero Advisory Body and require the federal government to publish annual reports that describe how departments and crown corporations are considering the financial risks and opportunities of climate change in their decision-making.

Alberta

In December 2016, the Oil Sands Emissions Limit Act came into force, establishing an annual 100 megatonne limit for GHG emissions from all oil sands sites, but the regulations necessary to enforce the limit have not yet been developed.

In June 2019, the federal fuel charge took effect in Alberta. In accordance with the GGPPA, the fuel charge payable in Alberta will increase from $30/tonne of CO2e to $40/tonne of CO2e on April 1, 2021. In December 2019, the federal government approved Alberta’s Technology Innovation and Emissions Reduction (“TIER”) regulation, which applies to large emitters. The TIER regulation came into effect on January 1, 2020 and replaces the previous Carbon Competitiveness Incentives Regulation.

The TIER regulation applies to emitters that emit more than 100,000 tonnes of CO2e per year in 2016 or any subsequent year. The initial target for most TIER-regulated facilities is to reduce emissions intensity by 10% as measured against that facility’s individual benchmark, with a further 1% reduction in each subsequent year. The facility-specific benchmark does not apply to all facilities, such as those in the electricity sector, which are compared against the good-as-best-gas standard. Similarly, for facilities that have already made substantial headway in reducing their emissions, a different “high-performance” benchmark is available. Under the TIER regulation, certain facilities in high-emitting or trade exposed sectors can opt-in to the program in specified circumstances if they do not meet the 100,000 tonne threshold. The Corporation was accepted to the TIER program in December 2019, and remains a participant of the program for 2021. To encourage compliance with the emissions intensity reduction targets, TIER-regulated facilities must provide annual compliance reports and facilities that are unable to achieve their targets may either purchase credits from other facilities, purchase carbon offsets, or pay a levy to the Government of Alberta.

The Government of Alberta aims to lower annual methane emissions by 45% by 2025. The Government of Alberta enacted the Methane Emission Reduction Regulation on January 1, 2020, and the AER simultaneously released an updated edition of Directive 060: Upstream Petroleum Industry Flaring, Incinerating, and Venting. The release of the updated Directive 060 complements a previously released update to Directive 017: Measurement Requirements for Oil and Gas Operations that took effect in December 2018. Together, these directives will support Alberta in achieving its 2025 goal. In November 2020, the Government of Canada and the Government of Alberta announced an equivalency agreement regarding the reduction of methane emissions such that the Federal Methane Regulations will not apply in Alberta.

Indigenous Rights

Constitutionally mandated government-led consultation with and, if applicable, accommodation of, Indigenous groups impacted by regulated industrial activity, as well as proponent-led consultation and accommodation or benefit sharing initiatives, play an increasingly important role in the Western Canadian oil and gas industry. In addition, Canada is a signatory to the United Nations Declaration of the Rights of Indigenous Peoples (“UNDRIP”) and the principles set forth therein may continue to influence the role of Indigenous engagement in the development of the oil and gas industry in Western Canada. For example, in November 2019, the Declaration on the Rights of Indigenous Peoples Act (“DRIPA”) became law in British Columbia. The DRIPA aims to align British Columbia’s laws with UNDRIP. In December 2020, the federal government introduced Bill C-15: An Act respecting the United Nations Declaration on the Rights of Indigenous Peoples Act (“Bill C-15”). Similar to British Columbia’s DRIPA, the intention of Bill C-15, if passed, is to establish a process whereby the Government of Canada will take all measures necessary to ensure the laws of Canada are consistent with the principles of UNDRIP and to implement an action plan to address UNDRIP’s objectives.

Continued development of common law precedent regarding existing laws relating to Indigenous consultation and accommodation as well as the adoption of new laws such as DRIPA and Bill C-15 are expected to continue to add uncertainty to the ability of entities operating in the Canadian oil and gas industry to execute on major resource development and infrastructure projects, including, among other projects, pipelines.

Obsidian Energy and the Environment

Obsidian Energy understands its responsibilities for reducing the environmental impacts from our operations and recognizes the interests of other land users in resource development areas and conduct our operations accordingly. Obsidian Energy is committed to mitigating the environmental impact from our operations, and to involving stakeholders throughout the exploration, development, production and abandonment process. Obsidian Energy’s environmental programs encompass resource conservation, stakeholder communication and site abandonment/reclamation. Our environmental programs are monitored to ensure they comply with all government environmental regulations and with Obsidian Energy’s own environmental policies. The results of these programs are reviewed with Obsidian Energy’s management and operations personnel, which seeks to drive improvements and to ensure compliance with these policies. Obsidian Energy seeks to communicate its commitment to environmental stewardship to our stakeholders, including employees, investors, contractors, landowners and local communities, in order to always be held accountable.

Obsidian Energy maintains a program of detailed inspections, audits and field assessments to determine and quantify the environmental liabilities that will be incurred during the eventual decommissioning and reclamation of its field facilities. Obsidian Energy pursues a program of environmental impact reduction aimed at minimizing these future corporate liabilities without hampering field productivity. This program, launched in 1994, is ongoing, and includes measures to remediate potential contaminant sources, reclaim spill sites and abandon unproductive wells and shut-in facilities. For information regarding our estimated future abandonment and reclamation costs as of December 31, 2020, see “– Disclosure of Reserves Data – Total Future Net Revenue (Undiscounted) as of December 31, 2020 Forecast Prices and Costs” and “– Additional Information Concerning Abandonment and Reclamation Costs” in “Appendix A-3 – Statement of Reserves Data and Other Oil and Gas Information”, which is attached hereto.

Alberta’s TIER program, which came into effect January 1, 2020, requires participants to comply with ongoing reporting of emissions, and where emissions cannot be reduced to target levels or otherwise accounted for through the use of credits either generated or purchased by Obsidian Energy, financial penalties are imposed. Obsidian Energy has only minor working interests in several non-operated facilities that are considered large emitters (emissions of more than 100,000 CO2e per year) within the requirements of the Alberta GHG regulations.

Obsidian Energy has proactively opted in to the TIER program by combining our smaller facilities into an “aggregate facility” that allows the Company to participate in the TIER program with streamlined reporting. Aggregate facilities are required to reduce their total emission intensity by 10% for 2020 and 1% per year until 2022, but unlike large emitters, this requirement does not become more stringent over time. Further, Obsidian believes we have several low-cost opportunities to reduce our emissions profile. As such, our financial obligations related to compliance with existing federal and provincial legislation regarding GHG emissions are not material at this time.

Because the federal and provincial programs relating to the regulation of the emission of GHGs and other air pollutants continue to be developed, Obsidian Energy is currently unable to predict the total impact of the potential regulations upon our business. Therefore, it is possible that Obsidian Energy could face increases in costs in order to comply with emissions legislation. However, in cooperation with various industry groups, Obsidian Energy continues to work cooperatively with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance, and supports continued investment in the oil and gas sector.

Obsidian Energy is committed to meeting its responsibilities to protect the environment wherever we operate. Obsidian Energy anticipates that our expenditures, both capital and expense in nature, will continue to increase as a result of operational growth and/or the introduction of new and enhanced legislation relating to the protection of the environment. Obsidian Energy will be taking such steps as are required to ensure continued compliance with applicable environmental legislation in each jurisdiction in which we operate. Obsidian Energy believes that we are currently in compliance with applicable environmental laws and regulations in all material respects. Obsidian Energy also believes that it is likely that the trend towards heightened and additional standards in environmental legislation and regulation will continue.

RISK FACTORS

The following is a summary of certain risk factors relating to Obsidian Energy and our business and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form and in our other public filings. Securityholders and potential securityholders should consider carefully the information contained herein and, in particular, the following risk factors. If any of these risks occur, our financial condition and results of operations could be materially adversely affected, which could result in a decline in the trading price of our Common Shares. The risks described below are not an exhaustive list of the risks that may affect Obsidian Energy and our business, nor should they be taken as a complete summary or description of all the risks associated with Obsidian Energy and our business and the oil and natural gas business generally.

The COVID-19 pandemic may adversely affect our business, operational results, financial condition and/or liquidity.

Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide, including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illnesses, could have an adverse impact on our business, operational results, financial condition and/or liquidity.

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, to be a global pandemic. The COVID-19 pandemic has negatively impacted the Canadian, U.S., and global economies; disrupted Canadian, U.S., and global supply chains; disrupted financial markets; contributed to a decrease in interest rates; resulted in ratings downgrades, credit deterioration and defaults in many industries; forced the closure of many businesses, led to loss of revenues, increased unemployment and bankruptcies; and necessitated the imposition of quarantines, physical distancing, business closures, travel restrictions, and sheltering-in-place requirements in Canada, the U.S., and other countries. If the pandemic is prolonged, including through subsequent waves, or if additional variants of COVID-19 emerge which are more transmissible or cause more severe disease, or if other diseases emerge with similar effects, the adverse impact on the economy could worsen. Moreover, it remains uncertain how the macroeconomic environment, and societal and business norms, will be impacted following the COVID-19 pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behaviour may also have adverse impacts on our business, operational results, financial condition and/or liquidity, and these adverse impacts could persist for a substantial period of time.

Our business, financial condition, results of operations, cash flows, reputation, access to capital, cost of borrowing, access to liquidity, and/or business plans may, in particular, and without limitation, be adversely impacted as a result of the pandemic as a result of:

•

the shut-down of facilities or the delay or suspension of work on major capital projects due to workforce disruption or labour shortages caused by workers becoming infected with COVID-19, or government or health authority mandated restrictions on travel by workers or closure of facilities or worksites;

•	suppliers and third-party vendors experiencing similar workforce disruption or being ordered to cease operations;

•	reduced cash flows resulting in less funds from operations being available to fund capital expenditure budgets;

•	reduced commodity prices resulting in a reduction in the volumes and value of reserves;

•	crude oil storage constraints resulting in the curtailment or shutting in of production;

•	counterparties being unable to fulfill their contractual obligations on a timely basis or at all;

•

the inability to deliver products to customers or otherwise get products to market caused by border restrictions, road or port closures or pipeline shut-ins, including as a result of pipeline companies suffering workforce disruptions or otherwise being unable to continue to operate; and

•

the ability to obtain additional capital including, but not limited to, debt and equity financing, being adversely impacted as a result of unpredictable financial markets, decreased and volatile commodity prices and/or a change in market fundamentals.

The COVID-19 pandemic has also created additional operational risks for us, including the need to: provide enhanced safety measures for our employees and customers; comply with rapidly changing regulatory guidance; address the risk of attempted fraudulent activity and cybersecurity threat behaviour; and protect the integrity and functionality of the Corporation’s systems, networks, and data as a larger number of employees work remotely. We are also exposed to human capital risks due to issues related to health and safety matters, and other environmental stressors as a result of measures implemented in response to the COVID-19 pandemic, as well as the potential for a significant proportion of our employees, including key executives, to be unable to work effectively, because of illness, quarantines, sheltering-in-place arrangements, government actions or other restrictions in connection with the pandemic.

The extent to which the COVID-19 pandemic continues to impact our business, operational results, financial condition and/or liquidity will depend on future developments in Canada, the U.S. and globally, including the development and widespread availability of efficient and accurate testing options, and effective treatment options or vaccines. Despite the approval of certain vaccines by the regulatory bodies in Canada and the U.S., the ongoing evolution of the development and distribution of an effective vaccine also continues to raise uncertainty.

Volatility in oil and natural gas prices could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the market price of our Common Shares.

Our results of operations and financial condition are dependent upon the prices that we receive for the oil and natural gas that we sell. Historically, the oil and natural gas markets have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to changes in supply, demand, market uncertainty and other factors that are beyond our control. These factors include, but are not limited to:

•	the impact of regional and/or global health related events, such as the ongoing COVID-19 pandemic, on economic activity levels and energy demand;

•

global energy policy, including the ability of OPEC (and in particular the Kingdom of Saudi Arabia) and other oil and natural gas exporting nations (and in particular Russia) to set and maintain production levels and influence prices for oil;

•

the limitations on the ability of Western Canadian energy producers to export oil, natural gas and natural gas liquids to U.S. markets and world markets and the resulting discount that Western Canadian energy producers may receive for their products as compared to U.S. and international benchmark commodity prices;

•	the availability of transportation infrastructure, and in particular:

•	our ability to access space on pipelines that deliver crude oil, natural gas liquids and natural gas to commercial markets or alternatively contract for the delivery of our products by rail;

•	deliverability uncertainties related to the distance of our production from existing pipeline, railway line, processing and storage facility infrastructure; and

•	operational problems affecting the pipelines, railway lines and processing and storage facilities on which we rely;

•	increased growth of shale oil and natural gas production in the U.S.;

•	production and storage levels of oil and natural gas;

•	existing and threatened political instability and hostilities in commodity producing regions such as the Middle East, Northern Africa and elsewhere;

•	sanctions imposed on certain oil producing nations by other countries;

•	foreign supply of, and demand for, oil and natural gas, including liquefied natural gas;

•	weather conditions;

•	the overall economic and political environment in Canada, the U.S., Europe, China, Russia, emerging markets and globally;

•	the overall level of energy demand;

•	government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business;

•	currency exchange rates;

•	the effect of worldwide environmental and/or energy conservation measures;

•	the price and availability of alternative energy supplies; and

•	the advent of new technologies.

The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Corporation’s reserves. The Corporation might also elect not to produce from certain wells at lower prices. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

All these factors could result in a material decrease in the Corporation’s expected net production revenue and a reduction in our oil and natural gas production, acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Corporation’s carrying value of our reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects, and as a result, the market price of our Common Shares.

Weakness and volatility in market conditions for the oil and gas industry may affect the value of the Corporation’s reserves and restrict our cash flow and our ability to access capital to fund the development of our oil and natural gas assets.

Various market events and conditions existing from time to time, including global excess oil and gas supply, concerns over public health related events such as the COVID-19 pandemic and the impact that it will have on the supply of and demand for crude oil, NGLs and natural gas, actions taken by OPEC and non-OPEC countries (i.e. Russia) and conflicts that occasionally arise between these countries when they compete for market share, sanctions against Iran and Venezuela, slowing growth in China and emerging economies, weakened global relationships, conflict between the U.S. and Iran, isolationist and punitive trade policies, U.S. shale production, sovereign debt levels and political upheavals in various countries, including growing anti-fossil fuel sentiment, have caused significant weakness and volatility in commodity prices. These events and conditions have caused a significant reduction in the valuation of oil and natural gas companies and a decrease in confidence in the oil and natural gas industry. These difficulties have been exacerbated in Canada by political and other actions resulting in uncertainty surrounding potential changes to the regulatory, tax, royalty, environmental and other regulatory regimes. In addition, the difficulties encountered by midstream proponents to obtain the necessary approvals on a timely basis or at all (or if obtained, to maintain such approvals) to build pipelines, liquefied natural gas plants and other facilities to provide better access to markets for the oil and natural gas industry in western Canada has led to additional downward price pressure on oil and gas produced in western Canada. The resulting price differential between Western Canadian Select crude oil and Brent and West Texas Intermediate crude oil has created uncertainty and reduced confidence in the oil and natural gas industry in western Canada. See “Industry Conditions”.

Lower commodity prices may also affect the volume and value of the Corporation’s reserves by rendering certain reserves uneconomic. In addition, lower commodity prices restrict the Corporation’s cash flow resulting in less funds from operations being available to fund the Corporation’s capital expenditure budget. As a result, the Corporation may not be able to replace our production with additional reserves and both the Corporation’s production and reserves could be reduced on a year over year basis. Any decrease in value of the Corporation’s reserves may reduce the borrowing base under our credit facilities which, depending on the level of the Corporation’s indebtedness, could result in the Corporation having to repay a portion of our indebtedness. In addition to possibly resulting in a decrease in the value of the Corporation’s economically recoverable reserves, lower commodity prices may also result in a decrease in the value of the Corporation’s infrastructure and facilities, all of which could also have the effect of requiring a write down of the carrying value of the Corporation’s oil and natural gas assets on our balance sheet and the recognition of an impairment charge in our income statement. Given the current market conditions and the lack of confidence in the Canadian oil and natural gas industry, the Corporation may have difficulty raising additional funds or if we are able to do so, it may be on unfavourable and highly dilutive terms. If these conditions persist, our cash flow may not be sufficient to continue to fund our operations and satisfy our obligations when due, and our ability to continue as a going concern and discharge our obligations will require additional equity or debt financing and/or proceeds or reduction in liabilities from asset sales. There can be no assurance that such equity or debt financing will be available on terms that are satisfactory to us or at all. Similarly, there can be no assurance that we will be able to realize any or sufficient proceeds or reduction in liabilities from asset sales to discharge our obligations and continue as a going concern.

Acquiring, exploring for, developing, and producing from oil and natural gas assets involves many risks. Losses resulting from the occurrence of one or more of these risks may adversely affect our business and thus the value of our Common Shares.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Obsidian Energy depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, our existing reserves, and the production from them, will decline over time as we produce from such reserves. A future increase in our reserves will depend on both our ability to explore and develop our existing properties and on our ability to select and acquire suitable producing properties or prospects. There is no assurance that we will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of Obsidian Energy may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that we will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells or from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. While diligent well supervision, effective maintenance operations and the development of enhanced oil recovery technologies can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Acquiring, exploring for, developing, and producing from oil and natural gas assets involves many risks. These risks include, but are not limited to:

•	encountering unexpected formations or pressures;

•	premature declines of reservoirs;

•	the invasion of water into producing formations;

•	blowouts, explosions, equipment failures and other accidents;

•	sour gas releases;

•	uncontrollable flows of oil, natural gas or well fluids;

•	personal injury to staff and others;

•	adverse weather conditions, such as wild fires, flooding and extreme cold temperatures; and

•	pollution and other environmental risks, such as fires and spills.

These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment and cause personal injury or threaten wildlife. Particularly, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

Although we maintain insurance in accordance with customary industry practice based on our projected cost benefit analysis of maintaining such insurance, we are not fully insured against all of these risks, not all risks are insurable, and liabilities associated with certain risks could exceed policy limits or not be covered. Like other oil and natural gas companies, we attempt to conduct our business and financial affairs so as to protect against economic risks applicable to operations in the jurisdictions where we operate, but there can be no assurance that we will be successful in so protecting our assets.

Modification to current or implementation of additional regulations may reduce the demand for oil and natural gas and/or increase our costs and/or delay planned operations.

Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including exploration, development, production, pricing, marketing, transportation, infrastructure and mergers and acquisitions). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties, the exportation of oil and natural gas, infrastructure projects and the transfer of assets pursuant to acquisition and divestiture activities. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase our costs, either of which may have a material adverse effect on our business, financial condition, results of operations and prospects. Further, the ongoing third party challenges to regulatory decisions or orders has reduced the efficiency of the regulatory regime, as the implementation of the decisions and orders has been delayed resulting in uncertainty and interruption to business in the oil and gas industry. See “Industry Conditions”.

In order to conduct oil and natural gas operations, we will require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities at the municipal, provincial and federal level. There can be no assurance that we will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that we may wish to undertake. In addition, certain federal legislation such as the Competition Act and the Investment Canada Act could negatively affect our business, financial condition and the market value of our securities or our assets, particularly when undertaking, or attempting to undertake, acquisition or disposition activity. See “Industry Conditions”.

Changing investor sentiment towards the oil and natural gas industry may impact the Corporation’s access to, and cost of, capital.

A number of factors, including the effects of the use of fossil fuels on climate change, the impact of oil and natural gas operations on the environment, environmental damage relating to spills of petroleum products during production and transportation, and Indigenous rights, have affected certain investors’ sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail and governmental investors have announced that they no longer are willing to fund or invest in oil and natural gas properties or companies or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices and related disclosures. Developing and implementing such policies and practices, and making such related disclosures, can involve significant costs and require a significant time commitment from the Board, management and employees of the Corporation. Failing to implement the policies and practices, or make the related disclosures, as requested by institutional investors may result in such investors reducing their investment in the Corporation or not investing in the Corporation at all. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry and more specifically, the Corporation, may result in limiting the Corporation’s access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Common Shares, even if the Corporation’s operating results, underlying asset values or prospects have not changed or have improved. Additionally, these factors, as well as other related factors, may cause a decrease in the value of the Corporation’s assets which may result in an impairment charge.

The market price of our Common Shares has been and will likely continue to be volatile.

The trading price of securities of oil and natural gas issuers is subject to substantial volatility and is often based on factors both related and unrelated to the financial performance or prospects of the issuers involved. Factors unrelated to our performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices and/or current perceptions of the oil and gas market. In recent years, the volatility of commodities has increased due to, in part, the implementation of computerized trading and the decrease of discretionary commodity trading. In addition, the volatility, trading volume and share price of issuers have been impacted by increasing investment levels in passive funds that track major indices, as such funds only purchase securities included in such indices. Furthermore, in certain jurisdictions, institutions, including government sponsored entities, have determined to decrease their ownership in oil and gas entities which may impact the liquidity of certain securities and may put downward pressure on the trading price of those securities. Similarly, the market price of our Common Shares could be subject to significant fluctuations in response to variations in our operating results, financial condition, liquidity, debt levels and other internal factors. Accordingly, the price at which our Common Shares will trade cannot be accurately predicted.

If we are unable to acquire or develop additional reserves, the value of our Common Shares will decline.

Absent free cash flow, equity capital injections, increased debt levels and/or the efficient deployment of capital investments by us, our production levels and reserves will decline over time.

Our future oil and natural gas reserves and production, and therefore our cash flow, will be highly dependent on our success in exploring and exploiting our reserves and land base and acquiring additional reserves. Without reserve additions through acquisition, exploration or development activities, our reserves and production will decline over time as our existing reserves are depleted.

To the extent that free cash flow or external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves may be impaired.

Liability management programs enacted by regulators in the western provinces may prevent or interfere with the Corporation’s ability to acquire or dispose of properties or require the Corporation to make a substantial cash deposit with a regulator.

Alberta has developed a liability management program designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder is unable to satisfy its regulatory obligations. Changes to the AB LMR Program administered by the AER are currently underway. In July 2020, the Government of Alberta announced that the AB LMR Program and associated programs will be replaced by the “Liability Management Framework” (the “AB LMF Program”). Changes to the requirements of liability management programs may result in significant increases to the Corporation’s compliance obligations. The impact and consequences of the Supreme Court of Canada’s decision in the Redwater decision on the AER’s rules and policies, lending practices in the crude oil and natural gas sector and on the nature and determination of secured lenders to take enforcement proceedings are evolving as the consequences of the decision are evaluated and considered by regulators, lenders and receivers/trustees. As a result of the decision, the Government of Alberta implemented the Liabilities Management Statutes and Amendment Act, which places the financial burden of a defunct licensee’s abandonment and reclamation obligations on the working interest partners of the defunct licensee and may order the AER’s Orphan Fund to assume custody of wells or sites without a responsible owner to expedite the cleanup process.

In addition, the AB LMF Program may prevent or interfere with the Corporation’s ability to acquire or dispose of assets as both the vendor and the purchaser of oil and natural gas assets must be in compliance with the liability management programs (both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets. This is of particular concern to junior oil and natural gas companies that may be disproportionately affected by price instability. See “Industry Conditions – Regulatory Authorities and Environmental Regulation – Liability Management Rating Program”.

The price of oil and natural gas is affected by political events throughout the world. Any such event could result in a material decline in commodity prices and in turn result in a reduction in the market price of our Common Shares.

Political changes in North America and political instability in the Middle East and elsewhere may cause disruptions in the supply of oil and natural gas that affects the marketability and price of oil and natural gas acquired, produced or discovered by us. Conflicts, or conversely peaceful developments, arising outside of Canada, including changes in political regimes or the parties in power, may have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in commodity prices and therefore result in a reduction of our revenues and consequently impact our operations and the market price of our Common Shares.

Our business may be adversely affected by recent and future political and social events and decisions made in Canada, the United States, Europe and elsewhere.

In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. During its tenure, the former American administration withdrew the United States from the Trans-Pacific Partnership and passed sweeping tax reform, which, among other things, significantly reduced U.S. corporate tax rates. This has affected the competitiveness of other jurisdictions, including Canada. The former U.S. administration also took action to reduce regulation, which affected relative competitiveness of other jurisdictions. In addition, the United States Mexico Canada Agreement, which replaced the former North American Free Trade Agreement, was ratified on July 1, 2020 and may impact our business. See “Industry Conditions”.

The newly-inaugurated Biden administration in the U.S. has indicated that it will roll-back certain policies of the former administration, and has taken action to cancel TC Energy’s Keystone X.L. pipeline permit. While it is unclear which other legislation or policies of the former Trump administration will be rolled-back and if such roll-backs will be a priority of the new administration in light of the ongoing COVID-19 pandemic, any future actions taken by the new U.S. administration could have a negative impact on the Canadian economy and on the businesses, financial conditions, results of operations and the valuation of Canadian oil and natural gas companies, including the Corporation.

In addition to the changing political landscape in the United States, the impact of the United Kingdom’s exit from the European Union are slowly emerging and some impacts may not become apparent for some time. Some European countries have also experienced the rise of anti-establishment political parties and public protests held against open-door immigration policies, trade and globalization. Conflict and political uncertainty also continues to progress in the Middle East. To the extent that certain political actions taken in North America, Europe and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement, it could have an adverse effect on the Corporation’s ability to market our products internationally, increase costs for goods and services required for the Corporation’s operations, reduce access to skilled labour and negatively impact the Corporation’s business, operations, financial conditions and the market value of our Common Shares.

A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the oil and gas industry, including the balance between economic development and environmental policy.

The United Conservative Party government in Alberta is supportive of the Trans Mountain Pipeline expansion project and, although there has been notable opposition from the government of British Columbia (which appears to have run its course in the courts), the federal Government remains in support of the project. Continued uncertainty and delays have led to decreased investor confidence, increased capital costs and operational delays for producers and service providers operating in western Canada. See “Industry Conditions”.

The federal Government was re-elected in 2019, but in a minority position. The ability of the minority federal government to pass legislation will be subject to whether it is able to come to agreement with, and garner the support of, the other elected parties, most of whom are opposed to the development of the oil and natural gas industry. The minority federal government will also be required to rely on the support of the other elected parties to remain in power, which provides less stability and may lead to an earlier subsequent federal election. Lack of political consensus, at both the federal and provincial level, continues to create regulatory uncertainty, the effects of which become apparent on an ongoing basis, particularly with respect to carbon pricing regimes, curtailment of crude oil production and transportation and export capacity, and may affect the business of participants in the oil and natural gas industry. See “Industry Conditions”.

The oil and natural gas industry has become an increasingly politically polarizing topic in Canada, which has resulted in a rise in civil disobedience surrounding oil and natural gas development – particularly with respect to infrastructure projects. Protests, blockades and demonstrations have the potential to delay and disrupt our activities. See “Industry Conditions”.

Climate change may pose varied and far ranging risks to the business and operations of the Corporation, both known and unknown, that may adversely affect the Corporation’s business, financial condition, results of operations, prospects, reputation and Common Share price.

Our exploration and production facilities and other operations and activities emit greenhouse gases which may require us to comply with GHG emissions legislation at the provincial or federal level. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate its effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. Some of the Corporation’s significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions.

Climate change has been linked to long-term shifts in climate patterns, including sustained higher temperatures. As the level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns, long-term shifts in climate patterns pose the risk of exacerbating operational delays and other risks posed by seasonal weather patterns. In addition, long-term shifts in weather patterns such as water scarcity, increased frequency of storms and fires and prolonged heat waves may, among other things, require the Corporation to incur greater expenditures (time and capital) to deal with the challenges posed by such changes to its premises, operations, supply chain, transport needs, and employee safety. Specifically, in the event of water shortages or sourcing issues, the Corporation may not be able to, or will incur greater costs to, carry out hydraulic fracturing operations.

Climate change has been linked to extreme weather conditions. Extreme hot and cold weather, heavy snowfall, heavy rainfall and wildfires may restrict the Corporation’s ability to access our properties and cause operational difficulties, including damage to machinery and facilities. Extreme weather also increases the risk of personnel injury as a result of dangerous working conditions. Certain of the Corporation’s assets are located in locations that are proximate to forests and rivers and a wildfire and/or flood may lead to significant downtime and/or damage to such assets. Moreover, extreme weather conditions may lead to disruptions in the Corporation’s ability to transport produced oil and natural gas as well as goods and services in our supply chain.

Concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels which has influenced investors’ willingness to invest in the oil and natural gas industry. Historically, political and legal opposition to the fossil fuel industry focused on public opinion and the regulatory process. More recently, however, there has been a movement to more directly hold governments and oil and natural gas companies responsible for climate change through climate litigation. In recent years, climate change advocacy groups have attempted to bring legal action against various levels of government for climate-related harms.

Given the evolving nature of climate change policy and the control of GHG emissions and resulting requirements, it is expected that current and future climate change regulations will have the effect of increasing the Corporation’s operating expenses and in the long-term, potentially reducing the demand for oil and natural gas production resulting in a decrease in the Corporation’s profitability and a reduction in the value of our assets or requiring asset impairments for financial statement purposes.

See “Industry Conditions – Regulatory Authorities and Environmental Regulation – Climate Change Regulation”.

Changes to the demand for oil and natural gas products and the rise of petroleum alternatives may negatively affect the Corporation’s financial condition, results of operations and cash flow.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation systems could reduce the demand for oil, natural gas and other hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. In addition, advancements in energy efficient products have a similar effect on the demand for oil and natural gas products. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows by decreasing the Corporation’s profitability, increasing its costs, limiting its access to capital and decreasing the value of our assets.

We may not be able to repay all or part of our indebtedness, or alternatively, refinance all or part of our indebtedness on commercially reasonable terms. We may not be able to comply with the covenants (and in particular the financial covenants) contained in our debt instruments. The occurrence of any one of these events could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the market price of our Common Shares.

We currently have a reserve-based syndicated revolving credit facility in place that has an amount available to be drawn totalling $440 million. The $440 million of availability consists of a $225 million revolving credit facility and a $215 million non-revolving term loan. The revolving period under the syndicated credit facility ends on May 31, 2022, with the end date of the term period extended to November 30, 2022. The maturity date of the non-revolving term loan is also November 30, 2022. The next scheduled borrowing base redeterminations will occur on November 30, 2021 and May 31, 2022. As of December 31, 2020, there was $395 million drawn on our credit facility. In the event that our credit facility is not extended before the maturity date, all outstanding indebtedness under such tranche will be repayable at that date. The Company also has a borrowing base reconfirmation date on January 17, 2022 at which point the bank syndicate may end the revolving period on February 1, 2022. In addition, our revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes. There is also a risk that our credit facility will not be renewed for the same principal amount or on the same terms. Any of these events could adversely affect our ability to fund our ongoing operations.

In addition, the Corporation’s credit facility may impose operating and financial restrictions on the Corporation that could include restrictions on the payment of dividends, the repurchase or making of other distributions with respect to the Corporation’s securities, the incurring of additional indebtedness, the provision of guarantees, the assumption of loans, the making of capital expenditures, the entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

The amount authorized under the Corporation’s credit facility is dependent on the borrowing base determined by our lenders. The Corporation’s lenders use the Corporation’s reserves, commodity prices, applicable discount rate and other factors to periodically determine the Corporation’s borrowing base. Commodity prices have fallen dramatically since 2014, and while prices have recently increased, they remain volatile as a result of various factors, including sharply decreased demand for crude oil due to the COVID-19 pandemic, limited egress options for Western Canadian oil and natural gas producers, actions taken to limit OPEC and non-OPEC production, limited storage capacity, and increasing production by U.S. shale producers. Depressed commodity prices could reduce the Corporation’s borrowing base, reducing the funds available to the Corporation under the credit facility. This could result in the requirement to repay a portion, or all, of the Corporation’s indebtedness.

We also currently have US$47 million principal amount of Senior Notes outstanding, which are due on November 30, 2022. In the event we are unable to repay or refinance these debt obligations (or if we must refinance these debt obligations on less favourable terms) it may adversely affect our ability to fund our ongoing operations.

We are required to comply with covenants under our credit facilities and Senior Notes which may, in certain cases, include certain financial ratio tests which, from time to time, either affect the availability, or price, of additional funding. In the event that we do not comply with covenants under one or more of these debt instruments, our access to capital could be restricted or repayment could be required, which could adversely affect our ability to fund our ongoing operations. Events beyond the Corporation’s control may contribute to the failure of the Corporation to comply with such covenants. A failure to comply with covenants could result in default under the Corporation’s credit facility and/or Senior Notes, which could result in the Corporation being required to repay amounts owing thereunder.

The Supreme Court of Canada’s decision in Redwater has given rise to new covenants and restrictions under the Corporation’s credit facilities, should liability management rating (or LMR) levels fall below existing agreed-upon thresholds, including further limitations on asset dispositions and acquisitions. The Corporation may also be required to provide additional reporting to our lenders regarding our existing and/or budgeted abandonment and reclamation obligations, our decommissioning expenses, our LMR and/or any notices or orders received from an energy regulator in any applicable province. The Corporation’s lenders may also be permitted to re-determine the Corporation’s borrowing base (at the sole cost of the Corporation) following a decline in its LMR below a certain threshold or if the Corporation becomes subject to an abandonment and reclamation order and our estimated cost of compliance with such order exceeds a certain threshold. See “Industry Conditions – Regulatory Authorities and Environmental Regulation – Liability Management Rating Program”.

If the Corporation’s lenders require repayment of all or a portion of the amounts outstanding under our credit facilities for any reason, including for a default of a covenant or the reduction of a borrowing base, there is no certainty that the Corporation would be in a position to make such repayment. Even if the Corporation is able to obtain new financing in order to make any required repayment under our credit facilities, it may not be on commercially reasonable terms or terms that are acceptable to the Corporation. If the Corporation is unable to repay amounts owing under our credit facilities, the lenders under such credit facilities could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness.

Increased debt levels may impair the Corporation’s ability to borrow additional capital on a timely basis to fund opportunities as they arise.

From time to time, we may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase our debt levels above industry standards for oil and gas companies of a similar size. Depending on future exploration and development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither our articles nor our by-laws limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise, and may adversely affect the market price of our Common Shares if investors consider our debt levels to be higher than that of our peers.

Our hedging program subjects us to certain risks, including financial loss and counterparty risk.

From time to time, the Corporation may enter into agreements to receive fixed prices on our oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Corporation engages in price risk management activities to protect us from commodity price declines, we may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Corporation’s hedging arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Corporation will not benefit from the fluctuating exchange rate.

Implementation of new regulations on hydraulic fracturing may lead to operational delays, increased costs and/or decreased production volumes, which could adversely affect the Corporation’s financial position.

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (natural gas and oil) production. Hydraulic fracturing is used to produce commercial quantities of natural gas and oil from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay or increased operating costs or third party or governmental claims, and could increase our cost of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves.

Minor earthquakes have occurred in certain parts of Alberta, and are generally clustered around the municipalities of Cardston, Fox Creek, Rocky Mountain House, Brazeau and Red Deer. Since 2015, the AER has introduced seismic protocols for hydraulic fracturing operators in the Fox Creek, Red Deer and Brazeau areas (collectively, the “Seismic Protocol Regions”) – initially in response to significant induced seismic activity in the Duvernay formation in Fox Creek in February 2015. Oil and natural gas producers in each of the Seismic Protocol Regions (which includes the Corporation, as we own oil and natural gas assets in the Brazeau area) are subject to a “traffic light” reporting system that sets thresholds on the Richter scale of earthquake magnitude which vary among the three regions. The reporting requirements include an assessment of the potential for seismicity prior to conducting operations, the implementation of a response plan to address potential seismic events and the suspension of operations, depending on the magnitude of an earthquake. Orders imposed by the AER in response to seismic events remain in effect as long as the AER deems them necessary. In recent years, hydraulic fracturing has been linked to increased seismicity in the areas in which hydraulic fracturing takes place, leading to continued monitoring by the AER. The AER may extend seismic protocols to other areas of the province if necessary. See “Industry Conditions”.

Regulatory water use restrictions and/or limited access to water or other fluids may impact the Corporation’s production volumes from our waterflood programs.

The Corporation undertakes or intends to undertake certain waterflooding programs which involve the injection of water or other liquids into an oil reservoir to increase production from the reservoir and to decrease production declines. To undertake such waterflooding activities, the Corporation needs to have access to sufficient volumes of water, or other liquids, to pump into the reservoir to increase the pressure in the reservoir. There is no certainty that the Corporation will have access to the required volumes of water. In addition, in certain areas there may be restrictions on water use for activities such as waterflooding. If the Corporation is unable to access such water we may not be able to undertake waterflooding activities, which may reduce the amount of oil and natural gas that the Corporation is ultimately able to produce from its reservoirs. In addition, the Corporation may undertake certain waterflood programs that ultimately prove unsuccessful in increasing production from the reservoir and as a result have a negative impact on the Corporation’s results of operations.

Fluctuations in foreign currency exchange rates and interest rates could adversely affect our business, and adversely affect the market price of our Common Shares.

World oil and natural gas prices are denominated in United States dollars and the Canadian dollar price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect, among other things, our oil production revenues in Canadian dollars. We generally fund our cash costs in Canadian dollars. Strengthening of the Canadian dollar (excluding risk management activities) against the United States dollar negatively affects the amount of Canadian dollar funds available to us for reinvestment, and negatively affects the future value of our reserves as calculated by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price we receive for our oil and natural gas production, it could also result in an increase in the price for certain goods used for our operations, which may have a negative impact on our financial results.

To the extent that the Corporation engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Corporation may contract.

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a reduced amount available to fund our exploration and development activities which could negatively impact the market price of the Common Shares.

The success of our operations may be negatively impacted by factors outside of our control resulting in operational delays and cost overruns.

We manage a variety of small and large projects in the conduct of our business. Project interruptions may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	the availability of processing capacity;

•	the availability and proximity of transportation infrastructure, including pipeline capacity;

•	the availability of storage capacity;

•

the availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing and waterfloods, or our ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement and severe weather events, including fire, drought, flooding and extreme cold temperatures;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, we could be unable to execute projects on time, on budget, or at all.

A decrease in the fair market value of our hedging instruments could result in a non-cash charge against our income under applicable accounting standards.

Under IFRS, accounting for financial instruments may result in non-cash charges against income as a result of reductions in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as a result of fluctuations in commodity prices and/or foreign exchange rates may result in a non-cash charge against income, which may be viewed unfavourably in the market.

The incorrect assessment of value at the time of acquisitions could adversely affect the value of our Common Shares.

Acquisitions of oil and natural gas properties or companies will be based in large part on engineering and economic assessments made by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. If actual reserves or production are less than we expect, our revenues and consequently the value of our Common Shares could be negatively affected.

Actual reserves and resources will vary from reserves and resources estimates and those variations could be material and negatively affect the market price of our Common Shares.

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquid reserves and resources and future cash flows to be derived therefrom, including many factors beyond our control. The reserves and associated revenue information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and resources (including the breakdown of reserves and resources by product type) and the future net revenue therefrom are based upon a number of variable factors and assumptions, such as:

•	historical production from the properties;

•	estimated production decline rates;

•	estimated ultimate recovery of reserves and resources;

•	changes in technology;

•	timing and amount and effectiveness of future capital expenditures;

•	marketability and price of oil and natural gas;

•	royalty rates;

•	the assumed effects of regulation by governmental agencies; and

•	future operating costs;

all of which may vary materially from actual results.

As a result, estimates of the economically recoverable oil and natural gas reserves or estimates of resources attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures will vary from reserve and resource estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are sometimes based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Sproule has used forecast price and cost estimates in calculating the reserve quantities and future net revenue disclosed herein. Actual future net revenue will be affected by other factors including but not limited to actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenue derived from the Corporation’s reserves will vary from the reserve estimates contained in the Engineering Report summarized herein, and such variations could be material. The Engineering Report summarized herein is based in part on the assumption that certain activities will be undertaken by us in future years and the further assumption that such activities will be successful. The reserves and estimated revenue to be derived therefrom contained in the Engineering Report summarized herein will be reduced in future years to the extent that such activities are not undertaken or, if undertaken, do not achieve the level of success assumed in the Engineering Report summarized herein. The Engineering Report described herein is effective as of a specific date and, except as otherwise noted, has not been updated and thus does not reflect changes in our reserves since that date.

Lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems and railway lines may have a negative impact on our ability to produce and sell our oil and natural gas.

We deliver our products through gathering and processing facilities, pipeline systems and, in certain circumstances, by railway systems. The amount of oil and natural gas that we can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems and railway lines. The lack of firm pipeline capacity, production limits and limits on availability of capacity in gathering and processing facilities, pipeline systems or railway lines continues to affect the oil and natural gas industry and limits the ability to transport produced oil and natural gas to market. However, in early 2020, the legal challenges to Cabinet’s approval of the Trans Mountain Pipeline expansion were dismissed, and construction on the pipeline expansion is underway. See “Industry Conditions”. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability of oil and gas companies to export oil and natural gas, and could result in our inability to realize the full economic potential of our production or in a reduction of the price offered for our production. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Corporation’s production, operations and financial results. As a result, producers have turned to rail as an alternative means of transportation and competition for contracting rail capacity increased significantly prior to the COVID-19 pandemic. Prior to the onset of the COVID-19 pandemic, the volume of crude oil shipped by rail in North America had increased dramatically. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities (or uncertainty regarding whether such construction will proceed), could harm our business and, in turn, our financial condition, results of operations and cash flows. Announcements and actions taken by the federal government and the provincial governments of British Columbia, Alberta and Quebec relating to approval of infrastructure projects may continue to intensify, leading to increased challenges to interprovincial and international infrastructure projects moving forward. In August 2019, the Canadian Energy Regulator Act and the Impact Assessment Act came into force, resulting in changes to the federal regulation and associated environmental assessments of major projects. See “Industry Conditions – Regulatory Authorities and Environmental Regulation”. The impact of the new federal regulatory scheme on proponents, and the timing for receipt of approvals of major projects, is unclear.

In January 2021, U.S President Biden took steps to cancel the presidential permit that had allowed the Keystone XL Pipeline to operate across Canadian and American borders. It is unclear if challenges to the revocation of the permit will be successful and what the direct impact of the loss of permit will be on the Corporation.

A portion of our production may, from time to time, be processed through facilities owned by third parties that we do not control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could materially adversely affect our ability to process our production and to deliver the same to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of particular shippers.

We may be unable to successfully compete with other companies in our industry, which could negatively affect the market price of our Common Shares.

There is strong competition relating to all aspects of the oil and natural gas industry. We compete with numerous other companies (many of whom have substantially greater financial and operational resources, staff and facilities than those of the Corporation) in connection with our oil and natural gas exploration, development, production and marketing activities. Among other things, we compete for:

•	resources, including capital and skilled personnel;

•	the acquisition of properties with longer life reserves and exploitation and development opportunities; and

•	access to equipment, markets, transportation capacity, drilling and service rigs and storage and processing facilities.

Some of the companies with whom we compete not only explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than the Corporation.

We may experience challenges adopting new technologies and our costs may increase as a result of such adoption.

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to implement and benefit from technological advantages now and in the future. There can be no assurance that we will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. If the Corporation does implement such technologies, there is no assurance that the Corporation will do so successfully. One or more of the technologies currently utilized by us or implemented in the future may become obsolete. If we are unable to utilize the most advanced commercially available technology, or we are unsuccessful in implementing certain technologies, our business, financial condition and results of operations could be materially adversely affected.

Seasonal factors and extreme weather conditions (including wild fires and flooding) may lead to declines in our activities and thereby adversely affect our business and the market price of our Common Shares.

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable, which prevents, delays or makes operations more difficult. Consequently, municipalities and provincial transportation departments may enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Road bans and other restrictions generally result in a reduction of drilling and exploratory activities and may also result in the shut-in of some of the Corporation’s production if not otherwise tied-in. Also, certain of our oil and natural gas producing areas may be located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of impassable muskeg (swampy terrain). In addition, extreme cold weather, heavy snowfall and heavy rainfall may restrict the Corporation’s ability to access our properties and cause operational difficulties, including damage to machinery, or contribute to personnel injury because of dangerous working conditions.

Our operations are susceptible to the impacts of wild fires and flooding. In the past, our production levels (and as a result our revenues) have at times been materially and adversely affected by wild fires and flooding. In addition to the loss of revenue that results from the loss of production when our operations are affected by wild fires and/or flooding, we incur expenses responding to such events, repairing damaged equipment, and resuming operations. Although our insurance policies may compensate us for part of our losses, they will not compensate us for all of our losses. In addition, wild fires and/or flooding consume both financial resources and management and employee time that would otherwise be directed towards the development of our business and the pursuit of our business strategy. We can offer no assurance that the severe wild fires and flooding that have at times plagued our operations will not occur again in the future with equal or greater severity.

Seasonal factors and unexpected weather patterns, including wild fires and flooding, may lead to material declines in our exploration, development and production activities and may consume material amounts of our financial and human resources, and thereby materially and adversely affect our results of operations and financial condition.

Our operation of oil and natural gas wells, and our participation in oil and natural gas wells operated by others, could subject us to environmental claims and liability and/or increased compliance costs, all of which could affect the market price of our Common Shares.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, the initiation and approval of new oil and natural gas projects, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. In addition, such legislation sets out requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. New environmental legislation enacted at the federal and provincial levels of government may increase uncertainty among oil and natural gas industry participants as the new laws are implemented and the effects of the new laws and related regulations are experienced by such participants, which may adversely impact activity levels. See “Industry Conditions”.

Compliance with environmental legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and legal liability, and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. Although we believe that we are in material compliance with current applicable environmental legislation, no assurance can be given that environmental compliance requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. See “Industry Conditions”.

Regulations regarding the disposal of fluids used in the Corporation’s operations may increase its costs of compliance or subject us to regulatory penalties or litigation.

The safe disposal of the hydraulic fracturing fluids (including the additives) and water recovered from oil and natural gas wells is subject to ongoing regulatory review by the federal and provincial governments, including its effect on fresh water supplies and the ability of such water to be recycled, amongst other things. While it is difficult to predict the impact of any regulations that may be enacted in response to such review, the implementation of stricter regulations may increase the Corporation’s costs of compliance.

Changes to royalty regimes may have a material and adverse impact on our financial condition.

There can be no assurance that the federal government and the provincial governments of the western provinces will not adopt a new, or modify the existing, royalty regimes in one or more of such provinces, which in each case may have an impact on the economics of our projects or the profitability of our operations. An increase in royalties would reduce our earnings and could make future capital investments, or our operations, less economic. See “Industry Conditions”.

We may not be able to achieve the anticipated benefits of acquisitions or dispositions and the integration of acquisitions may result in the loss of key employees and the disruption of on-going business relationships.

We make acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with ours. The integration of acquired businesses and assets may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters, and may also result in the loss of key employees, the disruption of on-going business, supplier, customer and employee relationships and deficiencies in internal controls or information technology controls. We continually assess the value and mix of our assets in light of our business plans and strategic objectives. In this regard, non-core assets are periodically disposed of so that we can focus our efforts and resources more efficiently. Depending on the market conditions for such non-core assets, certain of our non-core assets may realize less on disposition than their carrying value in our financial statements.

Our properties may be subject to action by non-governmental organizations or terrorist attack.

The oil and natural gas exploration, development and operating activities conducted by the Corporation may, at times, be subject to public opposition. Such public opposition could expose the Corporation to the risk of higher costs, delays or even project cancellations due to increased pressure on governments and regulators by special interest groups including Indigenous groups, landowners, environmental interest groups (including those opposed to oil and gas production operations) and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support from the federal, provincial or municipal governments, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses and direct legal challenges, including the possibility of climate-related litigation. See “Industry Conditions”. There is no guarantee that the Corporation will be able to satisfy the concerns of the special interest groups and non-governmental organizations and attempting to address such concerns may require the Corporation to incur significant and unanticipated capital and operating expenditures.

In addition, the Corporation’s oil and natural gas properties, wells and facilities could be the subject of a terrorist attack. If any of the Corporation’s properties, wells or facilities are the subject of a terrorist attack it may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. The Corporation does not have insurance to protect against the risk from terrorism.

Our ability to make future capital expenditures may depend on our ability to access third party financing.

The Corporation anticipates making substantial capital expenditures for the exploration, development, acquisition and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Corporation’s ability to do so is dependent on, among other factors:

•	the overall state of the capital markets;

•	the Corporation’s credit rating (if applicable);

•	commodity prices;

•	interest rates;

•	royalty rates;

•	tax burden due to current and future tax laws; and

•	investor appetite for investments in the energy industry and the Corporation’s securities in particular.

Further, if the Corporation’s revenues or reserves decline, we may not have access to the capital necessary to undertake or complete future drilling programs. The conditions in, or affecting, the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies, including the Corporation, to access additional financing and/or the cost thereof. There can be no assurance that debt or equity financing, or cash generated by operations, will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The Corporation may be required to seek additional equity financing on terms that are highly dilutive to existing shareholders. The inability of the Corporation to access sufficient capital for our operations could have a material adverse effect on the Corporation’s business financial condition, results of operations and prospects.

The Corporation may require additional financing from time to time to fund the acquisition, exploration and development of properties and its ability to obtain such financing in a timely fashion and on acceptable terms may be negatively impacted by the current economic and global market volatility.

The Corporation’s cash flow from its reserves may not be sufficient to fund our ongoing activities at all times and from time to time, the Corporation may require additional financing in order to carry out our oil and natural gas acquisition, exploration and development activities. Failure to obtain suitable financing on a timely basis could cause the Corporation to forfeit our interest in certain properties, miss certain acquisition opportunities, and/or reduce or terminate our operations. Due to the conditions in the oil and natural gas industry and/or global economic and political volatility, the Corporation may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies to access additional financing and/or increased the cost of such financing.

If the Corporation’s revenues from our reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace our reserves or to maintain our production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Corporation’s ability to make capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Corporation’s petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure plans may result in a delay in development or production on the Corporation’s properties, or may force the Corporation to divest of certain assets that we would otherwise not sell.

In the normal course of our operations, we are exposed to litigation, which if determined adversely, could have a material and adverse impact on us.

In the normal course of our operations, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries (including resulting from exposure to hazardous substances), property damage, property taxes, land and access rights, environmental issues (including claims relating to contamination or natural resource damages), securities law matters (such as our public disclosures), and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse affect on our financial condition.

The failure of third parties to meet their contractual obligations to us may have a material adverse effect on our financial condition.

We may be exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In addition, we may be exposed to third party credit risk from operators of properties in which we have a working or royalty interest. In the event such entities fail to meet their contractual obligations to us, such failures may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry generally and of our joint venture partners in particular may affect a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner. To the extent that any of such third parties go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in the Corporation being unable to collect all or a portion of any money owing from such parties. Any of these factors could materially adversely affect our financial and operational results.

Restrictions on the availability and cost of materials and equipment may impede the Corporation’s exploration, development and operating activities.

Oil and natural gas exploration, development and operating activities are dependent on the availability and cost of specialized materials and equipment (typically leased from third parties) in the areas where such activities are conducted. The availability of such material and equipment is limited. An increase in demand or cost, or a decrease in the availability of such materials and equipment, may impede the Corporation’s exploration, development and operating activities.

We rely on third parties to operate some of our assets.

Other companies operate some of the assets in which the Corporation has an interest. The Corporation has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Corporation’s financial performance. The Corporation’s return on assets operated by others depends upon a number of factors that may be outside of the Corporation’s control, including, but not limited to, the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology, and risk management practices.

In addition, due to the current low and volatile commodity price environment, many companies, including companies that may operate some of the assets in which the Corporation has an interest, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner, and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which the Corporation has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Corporation may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Corporation potentially becoming subject to additional liabilities relating to such assets, and the Corporation having difficulty collecting revenue due from such operators or recovering amounts owing to the Corporation from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse affect on the Corporation’s financial and operational results.

A portion of the Corporation’s revenues from royalty payers and certain of our operations are dependent on the financial and operational capacity of third-party working interest owners to develop and produce from the Corporation’s properties, over which we have limited influence.

The Corporation relies on other companies drilling and producing from lands in which the Corporation has a royalty interest. The Corporation has limited ability to exercise influence over the decision of other companies to drill and produce from such lands. The Corporation’s return on lands in which we have a royalty interest depends upon a number of factors that may be outside of the Corporation’s control, including, but not limited to, the capital expenditure budgets and financial resources of the operators who have a working interest in such lands, the operator’s ability to efficiently produce the resources from such lands, and commodity prices.

In addition, due to the current low and volatile commodity price environment, many companies, including companies that may have a working interest in the lands in which the Corporation has a royalty interest, may be in financial difficulty, which could affect their ability to fund and pursue capital expenditures on such lands. Furthermore, weak commodity prices and/or curtailment of the production of crude oil and bitumen mandated by the Government of Alberta may result in companies choosing to defer capital spending or shutting-in existing production. Any reduction in drilling and production from lands in which the Corporation has a royalty interest will negatively affect the Corporation’s cash flows and financial results.

The financial difficulty of any companies who have assets in which the Corporation has a royalty interest may affect the Corporation’s ability to collect royalty payments, particularly if such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency.

Changes in Canadian income tax legislation and other laws may adversely affect us and our Shareholders.

Income tax laws, or other laws or government incentive programs relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends or capital gains, may in the future be changed or interpreted in a manner that adversely affects us and our Shareholders. Furthermore, tax authorities having jurisdiction over us or our Shareholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of our Shareholders.

We file all required income tax returns and believe that we are in compliance with the provisions of the Tax Act and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Obsidian Energy, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Unauthorized use of intellectual property may cause us to engage in or be the subject of litigation.

Due to the rapid development of oil and natural gas technology, in the normal course of our operations, we may become involved in, named as a party to, or be the subject of, various legal proceedings in which it is alleged that we have infringed the intellectual property rights of others or which we initiate against others that we believe are infringing upon our intellectual property rights. The Corporation’s involvement in intellectual property litigation could result in significant expense, adversely affecting the development of our assets or intellectual property or diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in the Corporation’s favour. In the event of an adverse outcome as a defendant in any such litigation, the Corporation may, among other things, be required to: (a) pay substantial damages and/or cease the development, use, sale or importation of processes that infringe upon other patented intellectual property; (b) expend significant resources to develop or acquire non-infringing intellectual property; (c) discontinue processes incorporating infringing technology; or (d) obtain licences to the infringing intellectual property. However, the Corporation may not be successful in such development or acquisition or such licences may not be available on reasonable terms. Any such development, acquisition or licence could require the expenditure of substantial time and other resources and could have a material adverse effect on the Corporation’s business and financial results.

Indigenous claims may affect the Corporation.

Indigenous peoples have claimed Indigenous rights and title in portions of western Canada. The Corporation is not aware that any material claims have been made in respect of our properties and assets. However, if a material claim arose and was successful, such claim may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. In addition, the process of addressing such claims, regardless of the outcome, is expensive and time consuming and could result in delays in the construction of infrastructure systems and facilities which could have a material adverse effect on the Corporation’s business and financial results.

Taxes on carbon emissions affect the demand for oil and natural gas, the Corporation’s operating expenses and may impair the Corporation’s ability to compete.

The majority of countries across the globe have agreed to reduce their carbon emissions in accordance with the Paris Agreement. In Canada, the federal government implemented legislation aimed at incentivizing the use of alternative fuels and in turn reducing carbon emissions. The federal system applies in provinces and territories that request it to be implemented or are without their own system that meets federal standards. While several provinces challenged the constitutionality of the legislation implementing the federal system following its enactment, the Supreme Court of Canada confirmed its constitutional validity in a judgment released on March 25, 2021. See “Industry Conditions”. Any taxes placed on carbon emissions may have the effect of decreasing the demand for oil and natural gas products and at the same time, increasing the Corporation’s operating expenses, each of which may have a material adverse effect on the Corporation’s profitability and financial condition. Further, the imposition of carbon taxes puts the Corporation at a disadvantage with its competitors who operate in jurisdictions where there are less costly carbon regulations.

We are exposed to potential liabilities that may not be covered, in part or in whole, by insurance.

Our involvement in the exploration for and development of oil and natural gas properties could subject us to liability for pollution, blowouts, leaks of sour natural gas, property damage, personal injury or other hazards. Although the Corporation maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks may not, in all circumstances, be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial condition, results of operations or prospects.

An inability to recruit and retain a skilled workforce and key personnel may negatively impact the Corporation.

The operations and management of the Corporation require the recruitment and retention of a skilled workforce, including engineers, technical personnel and other professionals. The loss of key members of such workforce, or a substantial portion of the workforce as a whole, whether for a limited period of time arising from an event such as the ongoing COVID-19 pandemic or permanently, could result in the failure to implement the Corporation’s business plans which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of our business. In addition, a decline in market conditions has led increasing numbers of skilled personnel to seek employment in other industries. The Corporation does not have any key personnel insurance in effect. Contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, certain of the Corporation’s current employees are senior and have significant institutional knowledge that must be transferred to other employees prior to their departure from the workforce. If the Corporation is unable to: (i) retain current employees; (ii) successfully complete effective knowledge transfers; and/or (iii) recruit new employees with the requisite knowledge and experience; the Corporation could be negatively impacted. In addition, the Corporation could experience increased costs to retain and recruit these professionals.

Future acquisitions, financings or other transactions and the issuance of securities pursuant to our treasury-based equity incentive plans may result in Shareholder dilution.

We may make future acquisitions or enter into financings or other transactions involving the issuance of our securities, which may be dilutive to Shareholders. Shareholder dilution may also result from the issuance of Common Shares pursuant to our stock option plan and our restricted and performance share unit plan. For more information regarding these compensation plans, see our most recent Information Circular and Proxy Statement, financial statements and related MD&A filed on SEDAR at www.sedar.com.

Lower oil and gas prices and higher costs increase the risk of write-downs of our oil and gas property assets and goodwill (if any).

Under IFRS, when indicators of impairment exist, the carrying value of our Property, Plant and Equipment (“PP&E”) and Goodwill (if any) is compared to its recoverable amount. The recoverable amount is defined as the higher of the fair value less cost to sell or value in use. A decline in oil and natural gas prices may be an indicator of impairment and may result in a write-down of the value of our assets. While these write-downs would not affect cash flow from operations, the charge to earnings may be viewed unfavourably by investors and could adversely impact the market price of our Common Shares and the calculation of our compliance with the financial covenants contained in our debt instruments. PP&E asset write-downs may also be reversed to earnings in future periods should the conditions that caused impairment reverse.

We may not be able to maintain the confidentiality of sensitive information in business dealings with third parties, and our remedies for breaches of confidentiality may not fully compensate us for our losses.

While discussing potential business relationships or other transactions with third parties, we may disclose confidential information relating to our business, operations or affairs. Although confidentiality agreements are generally signed by third parties prior to the disclosure of any confidential information, a breach could put us at competitive risk and may cause significant damage to our business. The harm to our business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, we will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to our business that such a breach of confidentiality may cause.

An unforeseen defect in the chain of title to our oil and natural gas producing properties may arise to defeat our claim, which could have an adverse effect on the market price of our Common Shares.

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise. The actual title to and interest of the Corporation in its properties, and our rights to produce and sell the oil and natural gas therefrom, may accordingly vary from the Corporation’s records. If a defect does exist in the chain of title or in the Corporation’s right to produce, or a legal challenge or legislative change does arise, it is possible that the Corporation may lose all or a portion of the properties to which the title defect relates and/or our right to produce hydrocarbons from such properties, which may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. There may be valid legal challenges to title or legislative changes, which affect the Corporation’s title to and right to produce from the oil and natural gas properties the Corporation controls that could impair the Corporation’s activities on them and result in a reduction of the revenue received by the Corporation.

Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States.

In this Annual Information Form, we report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies. Nevertheless, as part of Obsidian Energy’s Form 40-F for the year ended December 31, 2020 filed with the SEC, Obsidian Energy has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, “Disclosures About Oil and Gas Producing Activities”, which disclosure complies with the SEC’s rules for disclosing oil and natural gas reserves.

The ability of residents of the United States to enforce civil remedies against us and our directors, officers and experts may be limited.

Obsidian Energy is organized under the laws of Alberta, Canada and our principal places of business are in Canada. Most of our directors and officers and the experts named herein are residents of Canada, and all or a substantial portion of our assets and all or a substantial portion of the assets of most of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

The termination or expiration of licenses and leases through which we or our industry partners hold our interests in petroleum and natural gas substances could adversely affect the market price of our Common Shares.

Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we or the holder of the license or lease fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that all of the obligations required to maintain each license or lease will be met. The termination or expiration of a license or lease or the working interest relating to a license or lease and the associated abandonment and reclamation obligations may have a material adverse effect on our results of operations and business.

The Corporation does not pay dividends and there is no assurance that we will do so in the future.

The Corporation has not paid any dividends on the Common Shares since 2015. The payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations, the Corporation’s debt levels and constraints on paying dividends imposed by our lenders and noteholders, and other considerations as the Board considers relevant.

Our directors and management may have conflicts of interest that may create incentives for them to act contrary to or in competition with the interests of our Shareholders.

Certain directors and officers of Obsidian Energy are engaged in, and will continue to engage in, other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Obsidian Energy may become subject to conflicts of interest. The ABCA provides that in the event that a director or officer of the Corporation is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, the director or officer must disclose the nature and extent of his or her interest and, if a director, must refrain from voting on any resolution to approve the contract or transaction unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA and our Code of Business Conduct and Ethics. See “Directors and Executive Officers of Obsidian Energy – Conflicts of Interest”.

Expanding the Corporation’s business exposes us to new risks and uncertainties.

The operations and expertise of the Corporation’s management are currently focused primarily on oil and natural gas production, exploration and development in the Western Canada Sedimentary Basin. In the future, the Corporation may acquire or move into new industry related activities or new geographical areas and may acquire different energy-related assets; as a result, the Corporation may face unexpected risks or, alternatively, its exposure to one or more existing risk factors may be significantly increased, which may in turn result in the Corporation’s future operational and financial conditions being adversely affected.

The Corporation relies on its reputation to continue our operations and to attract and retain investors and employees.

The Corporation’s business, operations or financial condition may be negatively impacted as a result of any negative public opinion towards the Corporation or as a result of any negative sentiment toward or in respect of the Corporation’s reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups’ negative portrayal of the industry in which the Corporation operates as well as their opposition to certain oil and natural gas projects. Potential impacts of negative public opinion or reputational issues may include delays or interruptions in operations, legal or regulatory actions or challenges, blockades, increased regulatory oversight, reduced support for, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses and increased costs and/or cost overruns. The Corporation’s reputation and public opinion could also be impacted by the actions and activities of other companies operating in the oil and natural gas industry, particularly other producers, over which the Corporation has no control.

Similarly, the Corporation’s reputation could be impacted by negative publicity related to loss of life, injury or damage to property and environmental damage caused by the Corporation’s operations. In addition, if the Corporation develops a reputation of having an unsafe work site, it may impact the ability of the Corporation to attract and retain the necessary skilled employees and consultants to operate its business. Opposition from special interest groups opposed to oil and natural gas development and the possibility of climate related litigation against governments and fossil fuel companies may impact the Corporation’s reputation.

Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, regulatory and legal risks, among others, must all be managed effectively to safeguard the Corporation’s reputation. Damage to the Corporation’s reputation could result in negative investor sentiment towards the Corporation, which may result in limiting the Corporation’s access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Common Shares.

Our information assets and critical infrastructure may be subject to destruction, theft, cyber-attacks or misuse by unauthorized parties.

We are increasingly dependent upon the availability, capacity, reliability and security of our information technology infrastructure, and our ability to expand and continually update this infrastructure, to conduct daily operations. We depend on various information technology systems to estimate reserve quantities, process and record financial data, manage our land base, manage financial resources, analyze seismic information, administer our contracts with our operators and lessees and communicate with employees, consultants and third-parties.

As a result, we are subject to a variety of information technology and/or system risks as a part of our operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of our information technology systems by third parties or insiders. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations, or disruption to our business activities or our competitive position. In addition, cyber phishing attempts, in which a malicious party attempts to obtain sensitive information such as usernames, passwords, and credit card details (and money) by disguising as a trustworthy entity in an electronic communication, have become more widespread and sophisticated in recent years. If the Corporation becomes a victim to a cyber phishing attack it could result in a loss or theft of the Corporation’s financial resources or critical data and information or could result in a loss of control of the Corporation’s technological infrastructure or financial resources. The Corporation’s employees are often the targets of such cyber phishing attacks, as they are and will continue to be targeted by parties using fraudulent “spoof” emails to misappropriate information or to introduce viruses or other malware through “Trojan horse” programs to the Corporation’s computers. These emails appear to be legitimate emails, but direct recipients to fake websites operated by the sender of the email or request recipients to send a password or other confidential information through email or to download malware. The ongoing COVID-19 pandemic has contributed to the increase of cyber-attacks against us, as increased malicious activities are creating more threats for cyberattacks, including COVID-19 phishing emails, malware-embedded mobile apps that purport to track infection rates, and targeting of vulnerabilities in remote access platforms as many companies continue to operate with work from home arrangements.

The Corporation maintains policies and procedures that address and implement employee protocols with respect to electronic communications and electronic devices and conducts annual cyber-security risk assessments. The Corporation also employs encryption protection of its confidential information, all computers and other electronic devices. Despite the Corporation’s efforts to mitigate such cyber phishing attacks through education and training, cyber phishing activities remain a serious problem that may damage our information technology infrastructure. The Corporation applies technical and process controls in line with industry-accepted standards to protect our information assets and systems, including a response plan for responding to a cyber-security incident. However, these controls may not adequately prevent cyber-security breaches. Disruption of critical information technology services, or breaches of information security, could have a negative effect on our performance and earnings, as well as on our reputation, and any damages sustained may not be adequately covered by the Corporation’s current insurance coverage, or at all. The significance of any such event is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

There might not always be an active trading market in the United States and/or Canada for our Common Shares.

While there is currently an active trading market for our Common Shares in both the United States (on the OTCQX) and Canada (on the TSX), we cannot guarantee that an active trading market will be sustained in either country. If an active trading market in our Common Shares is not sustained, the trading liquidity of our Common Shares will be limited, and the market value of our Common Shares may be reduced.

The Corporation faces compliance and supervisory challenges in respect of the use of social media as a means of communicating with industry partners, stakeholders and the general public.

Increasingly, social media is used as a vehicle to carry out cyber phishing attacks. Information posted on social media sites, for business or personal purposes, may be used by attackers to gain entry into the Corporation’s systems and obtain confidential information. The Corporation restricts the social media access of our employees and periodically reviews, supervises, retains and maintains the ability to retrieve social media content. Despite these efforts, as social media continues to grow in influence and access to social media platforms becomes increasingly prevalent, there are significant risks that the Corporation may not be able to properly regulate social media use and preserve adequate records of business activities and third party communications conducted through the use of social media platforms.

A decrease in, or restriction in access to, diluent supply may increase the Corporation’s operating costs.

Heavy oil and bitumen are characterized by high specific gravity or weight and high viscosity or resistance to flow. Diluent is required to facilitate the transportation of heavy oil and bitumen. A shortfall in the supply of diluent, or a restriction in access to diluent, may cause its price to increase, increasing the cost to transport heavy oil and bitumen to market. An increase to the cost of bringing heavy oil and bitumen to market may increase the Corporation’s overall operating cost and/or transportation cost and result in decreased cash flows, negatively impacting the overall profitability of the Corporation’s heavy oil and bitumen projects.

Forward-looking information may prove inaccurate.

Shareholders and prospective investors are cautioned not to place undue reliance on the Corporation’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumption and uncertainties are found under the heading “Special Note Regarding Forward-Looking Statements” in this Annual Information Form.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to us and that were entered into by us or one of our Subsidiaries within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

(a)

the amended and restated credit agreement dated May 18, 2017 (as amended on May 10, 2018, December 14, 2018, March 21, 2019, May 31, 2019, June 28, 2019, August 12, 2019, February 28, 2020, March 4, 2020, March 13, 2020, March 27, 2020, June 22, 2020, September 3, 2020, October 29, 2020, January 27, 2021, February 24, 2021 and March 26, 2021) among Obsidian Energy and certain lenders and other parties in respect of Obsidian Energy’s reserve-based loan syndicated credit facility, which agreement is described under “Capitalization of Obsidian Energy – Debt Capital – Credit Facility”; and

(b)

the note purchase agreement dated March 26, 2021 among Obsidian Energy and the holders of our Series G, S, X, Y, Z and EE Senior Notes, which agreement is described under “Capitalization of Obsidian Energy – Debt Capital – Senior Notes”.

Economic Dependence

We are not currently a party to any contract on which our business is substantially dependent, including any contract to sell the major part of our products or to purchase the major part of our requirements for goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name on which our business depends.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as has been disclosed, there are no legal proceedings that Obsidian Energy is or was a party to, or that any of Obsidian Energy’s property is or was the subject of, during the most recently completed financial year, that were or are material to Obsidian Energy, and there are no such material legal proceedings that Obsidian Energy knows to be contemplated. For the purposes of the foregoing, a legal proceeding is not considered to be “material” by us if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10 percent of our current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, we have included the amount involved in the other proceedings in computing the percentage.

Regulatory Actions

Other than as has been disclosed, there were no: (i) penalties or sanctions imposed against Obsidian Energy by a court relating to securities legislation or by a security regulatory authority during our most recently completed financial year; (ii) any other penalties or sanctions imposed by a court or regulatory body against Obsidian Energy that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements Obsidian Energy entered into before a court relating to securities legislation or with a securities regulatory authority during Obsidian Energy’s most recently completed financial year.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is AST Trust Company (Canada) at its principal offices in Calgary, Alberta and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Shareowner Services at its principal offices in Jersey City, New Jersey.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any director or executive officer of Obsidian Energy, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any known associate or affiliate of any such person, in any transaction within Obsidian Energy’s three most recently completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect Obsidian Energy.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by us during, or related to, our most recently completed financial year, other than Sproule, our independent engineering evaluator (the “Expert”), and Ernst & Young LLP (“EY”), our auditors.

There were no registered or beneficial interests, direct or indirect, in any securities or other property of Obsidian Energy or of one of our associates or affiliates: (i) held by the Expert or by the “designated professionals” (as defined in Form 51-102F2 – Annual Information Form) of the Expert, when the Expert prepared the relevant report, valuation, statement or opinion; (ii) received by the Expert or by the “designated professionals” of the Expert, after the preparation of the relevant report, valuation, statement or opinion; or (iii) to be received by the Expert or by the “designated professionals” of the Expert; except with respect to the ownership of our Common Shares, in which case the person’s or company’s interest in our Common Shares represents less than one percent of our outstanding Common Shares. The foregoing does not include registered or beneficial interests, direct or indirect, held through mutual funds.

EY are the auditors of Obsidian Energy and have confirmed that they are independent with respect to Obsidian Energy in the context of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

No director, officer or employee of the Expert or EY is or is expected to be elected, appointed or employed as a director, officer or employee of Obsidian Energy or of any associate or affiliate of Obsidian Energy.

ADDITIONAL INFORMATION

Additional information relating to Obsidian Energy may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Obsidian Energy’s securities and securities authorized for issuance under equity compensation plans, is contained in Obsidian Energy’s Information Circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in Obsidian Energy’s financial statements and MD&A for our most recently completed financial year.

Any document referred to in this Annual Information Form and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free: 1-888-770-2633) or by email (investor_relations@obsidianenergy.com).

APPENDIX A-1

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

(Form 51-101F3)

Management of Obsidian Energy Ltd. (“Obsidian Energy”) is responsible for the preparation and disclosure of information with respect to Obsidian Energy’s oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Obsidian Energy’s reserves data. The report of the independent qualified reserves evaluator is presented below.

The Operations and Reserves Committee of the Board of Directors of Obsidian Energy has:

(a)	reviewed Obsidian Energy’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Operations and Reserves Committee of the Board of Directors has reviewed Obsidian Energy’s procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Operations and Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and natural gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) “Stephen Loukas”	(signed) “Peter Scott”
Interim President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

(signed) “William Friley”	(signed) “Michael Faust”
Director and Chair of the Operations and Reserves Committee	Member of the Operations and Reserves Committee

March 26, 2021

APPENDIX A-2

REPORT ON RESERVES DATA

(Form 51-101F2)

To the Board of Directors of Obsidian Energy Ltd. (“Obsidian Energy”):

1.

We have evaluated Obsidian Energy’s reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of Obsidian Energy’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”), maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table sets forth the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Obsidian Energy evaluated by us for the year ended December 31, 2020, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to Obsidian Energy’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (millions before income taxes, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Evaluation of the P&NG Reserves of Obsidian Energy Ltd. (As of December 31, 2020) February 1, 2021	Canada	nil	$1,189,110	nil	$1,189,110

6.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the preparation date.

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) “Sproule Associates Limited” Sproule Associates Limited Calgary, Alberta, Canada February 1, 2021

A2-1

APPENDIX A-3

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Our statement of reserves data and other oil and natural gas information dated March 26, 2021 is set forth below (the “Statement”). The effective date of the Statement is December 31, 2020 and the preparation date of the Statement is March 26, 2021. The Report of Management and Directors on Reserves Data and Other Information on Form 51-101F3 and the Report on Reserves Data by Sproule on Form 51-101F2 are attached as Appendices A-1 and A-2, respectively, to this Annual Information Form.

Disclosure of Reserves Data

The reserves data set forth below is based upon an evaluation prepared by Sproule with an effective date of December 31, 2020 contained in the Engineering Report. The reserves data summarizes our oil, natural gas liquids and natural gas reserves and the net present values of future net revenue from these reserves using forecast prices and costs, not including the impact of any hedging activities. The reserves data conforms to the requirements of NI 51-101. We engaged Sproule to evaluate all of our proved and proved plus probable reserves. See also “Notes to Reserves Data Tables” below.

As at December 31, 2020, the vast majority of our proved plus probable reserves are located in Alberta, Canada.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

For more information as to the risks involved, see “Risk Factors”.

SUMMARY OF OIL AND GAS RESERVES

AS OF DECEMBER 31, 2020

FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM CRUDE OIL		HEAVY CRUDE OIL AND BITUMEN
RESERVES CATEGORY	Gross (MMbbl)	Net (MMbbl)	Gross (MMbbl)	Net (MMbbl)
PROVED
Developed Producing	31	29	3	3
Developed Non-Producing	—	—	—	—
Undeveloped	20	19	1	—

TOTAL PROVED	51	48	4	4
PROBABLE	16	14	3	3

TOTAL PROVED PLUS PROBABLE	67	62	7	7

A3-1

	RESERVES
	CONVENTIONAL NATURAL GAS		NATURAL GAS LIQUIDS
RESERVES CATEGORY	Gross (Bcf)	Net (Bcf)	Gross (MMbbl)	Net (MMbbl)
PROVED
Developed Producing	127	121	6	5
Developed Non-Producing	3	3	—	—
Undeveloped	56	52	3	2

TOTAL PROVED	185	176	8	7
PROBABLE	68	65	3	3

TOTAL PROVED PLUS PROBABLE	253	241	12	10

	RESERVES
	TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross (MMboe)	Net (MMboe)
PROVED
Developed Producing	61	57
Developed Non-Producing	1	1
Undeveloped	33	30

TOTAL PROVED	95	89
PROBABLE	33	30

TOTAL PROVED PLUS PROBABLE	128	119

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2020

BEFORE INCOME TAXES DISCOUNTED AT (%/year)

FORECAST PRICES AND COSTS

						Unit Value Before Income Tax Discounted at 10%/year(1)
RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)	($/boe)	($/Mcfe)
PROVED
Developed Producing	890	931	743	613	525	12.95	2.16
Developed Non-Producing	20	15	12	10	9	11.68	1.95
Undeveloped	642	335	183	100	49	6.06	1.01

TOTAL PROVED	1,552	1,282	938	723	583	10.59	1.76
PROBABLE	854	415	251	170	124	8.33	1.39

TOTAL PROVED PLUS PROBABLE	2,406	1,697	1,189	894	707	10.01	1.67

Note:

(1)	The unit values are based on net reserve volumes.

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SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2020

AFTER INCOME TAXES DISCOUNTED AT (%/year)

FORECAST PRICES AND COSTS

RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
PROVED
Developed Producing	890	931	743	613	525
Developed Non-Producing	20	15	12	10	9
Undeveloped	642	335	183	100	49

TOTAL PROVED	1,552	1,282	938	723	583
PROBABLE	779	398	246	169	124
TOTAL PROVED PLUS PROBABLE	2,331	1,680	1,185	893	706

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

AS OF DECEMBER 31, 2020

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	ABANDONMENT AND RECLAMATION COSTS (MM$)	FUTURE NET REVENUE BEFORE FUTURE INCOME TAXES (MM$)	FUTURE INCOME TAXES (MM$)	FUTURE NET REVENUE AFTER FUTURE INCOME TAXES (MM$)
Proved Reserves	5,016	358	1,910	476	719	1,552	—	1,552
Proved Plus Probable Reserves	6,892	565	2,555	636	730	2,406	75	2,331

FUTURE NET REVENUE

BY PRODUCTION TYPE

AS OF DECEMBER 31, 2020

FORECAST PRICES AND COSTS

		FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at	UNIT VALUE(3)
		10%/year)
RESERVES CATEGORY	PRODUCTION TYPE	(MM$)	($/bbl)	($/Mcf)
Proved Reserves	Light and Medium Crude Oil(1)	823	11.60	1.93
	Heavy Crude Oil and Bitumen(1)	41	8.40	1.40
	Conventional Natural Gas(2)	74	5.81	0.97
	Non-Conventional Oil and Gas Activities(1)	—	12.71	2.12

	TOTAL	938	10.59	1.76

Proved Plus Probable	Light and Medium Crude Oil(1)	1,044	11.02	1.84
Reserves	Heavy Crude Oil and Bitumen(1)	58	7.09	1.18
	Conventional Natural Gas(2)	87	5.50	0.92
	Non-Conventional Oil and Gas Activities(1)	—	12.30	2.05

	TOTAL	1,189	10.01	1.67

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Notes:

(1)	Including solution gas and other by-products.
(2)	Including by-products but excluding solution gas and by-products from oil wells and non-conventional oil & gas activities.
(3)	The unit values are based on net reserve volumes.

Notes to Reserves Data Tables

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserves estimates presented in the Engineering Report are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”). A summary of those definitions are set forth below:

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

(a)	analysis of drilling, geological, geophysical and engineering data;

(b)	the use of established technology; and

(c)	specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(d)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(e)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the classification of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories.

(a)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

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(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserves entities”, which refers to the lowest level at which reserves calculations are performed, and to “reported reserves”, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3.	Forecast prices and costs

NI 51-101 defines “forecast prices and costs” as future prices and costs that are: (i) generally acceptable as being a reasonable outlook of the future; and (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (i).

The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. The crude oil, natural gas and natural gas liquids benchmark reference pricing, inflation rates and exchange rates utilized in the Engineering Report are set forth below. The price assumptions set forth below were based on an average of four independent reserve evaluators’ forecasts (Sproule, GLJ Petroleum Consultants, McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory).

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SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

AS OF DECEMBER 31, 2020

FORECAST PRICES AND COSTS

		OIL		GAS	EDMONTON LIQUIDS PRICES
Year	WTI Cushing Oklahoma ($US/bbl)	Canadian Light Oil Sweet Price 40ºAPI ($Cdn/bbl)	Western Canada Select 20.5ºAPI ($Cdn/bbl)	NATURAL GAS AECO ($Cdn/MMbtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Condensates ($Cdn/bbl)	INFLATION RATES(1) %/year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast
2021	46.88	55.13	44.18	2.74	18.30	25.76	57.75	0.00	0.77
2022	51.14	60.61	48.55	2.70	23.49	33.27	63.09	1.00	0.77
2023	54.83	64.68	52.90	2.65	26.11	40.49	67.58	2.00	0.77
2024	56.48	66.73	54.68	2.69	26.94	41.80	69.74	2.00	0.77
2025	57.62	68.11	55.78	2.74	27.50	42.66	71.15	2.00	0.77
2026	58.77	69.52	56.89	2.81	28.07	43.55	72.58	2.00	0.77
2027	59.94	70.95	58.03	2.86	28.64	44.44	74.04	2.00	0.77
2028	61.14	72.40	59.19	2.91	29.23	45.36	75.52	2.00	0.77
2029	62.36	73.89	60.37	2.97	29.82	46.28	77.03	2.00	0.77
2030	63.61	75.37	61.58	3.02	30.42	47.21	78.58	2.00	0.77
2031	64.88	76.88	62.81	3.09	31.02	48.16	80.16	2.00	0.77
Thereafter	+2%	+2%	+2%	+2%	+2%	+2%	+2%	+2.0

(1)	Inflation rates are used for forecasting prices and costs
(2)	Exchange rates used to generate the benchmark reference prices in this table.

Weighted average actual prices realized, including hedging activities, for the year ended December 31, 2020 were $2.32/Mcf for natural gas, $50.08/bbl for light and medium crude oil, $22.56/bbl for heavy crude oil and $20.13/bbl for natural gas liquids.

4.	Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs
Year	Proved Reserves (MM$)	Proved Plus Probable Reserves (MM$)
2021	98	120
2022	85	113
2023	95	124
2024	111	128
2025	87	151
2026 and subsequent	—	—
Total: Undiscounted for all years	476	636

We currently expect to fund the development costs of our reserves primarily through internally-generated funds flow from operations. There can be no guarantee that funds will be available to develop all of our reserves or that we will allocate funding to develop all of the reserves attributed in the Engineering Report. Failure to develop those reserves would have a negative impact on future production and cash flow and could result in negative revisions to our reserves. The interest and other costs of any external funding are not included in our reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not currently expect that interest or other funding costs could make development of any of our properties uneconomic.

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5.

Estimated future abandonment and reclamation costs related to reserve wells and active pipelines and facilities have been taken into account by Sproule in determining the aggregate future net revenue therefrom.

6.	The forecast price and cost assumptions assume the continuance of current laws and regulations.

7.	All factual data supplied to Sproule was accepted as represented. No field inspection was conducted.

8.	The estimates of future net revenue presented in the tables above do not represent fair market value.

Reconciliations of Changes in Reserves

The following table sets forth the reconciliation of our gross reserves as at December 31, 2020, using forecast price and cost estimates derived from the Engineering Report.

RECONCILIATION OF

COMPANY GROSS RESERVES

BY PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM CRUDE OIL(1)			HEAVY CRUDE OIL AND BITUMEN(1)			CONVENTIONAL NATURAL GAS(1)
FACTORS	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (Bcf)	Gross Probable (Bcf)	Gross Proved Plus Probable (Bcf)
December 31, 2019	51	16	67	6	3	9	173	63	236
Extensions	0	0	0	0	0	0	0	0	0
Infill drilling	3	3	6	0	0	0	8	10	18
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	4	(3)	0	0	(0)	(0)	31	(4)	27
Discoveries	0	0	0	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0	0	0	0
Dispositions	(0)	(0)	(0)	0	0	0	(0)	(0)	(0)
Economic Factors	(2)	0	(2)	(1)	0	(1)	(8)	(0)	(8)
Production	(4)	0	(4)	(1)	0	(1)	(19)	0	(19)
December 31, 2020	51	16	67	4	3	7	185	68	253

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	NATURAL GAS LIQUIDS(1)			TOTAL OIL EQUIVALENT(1)
FACTORS	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (MMboe)	Gross Probable (MMboe)	Gross Proved Plus Probable (MMboe)
December 31, 2019	8	3	11	94	32	126
Extensions	0	0	0	0	0	0
Infill drilling	0	0	1	5	5	10
Improved Recovery	0	0	0	0	0	0
Technical Revisions	1	(0)	1	10	(5)	5
Discoveries	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0
Dispositions	(0)	(0)	(0)	(0)	(0)	(0)
Economic Factors	(0)	(0)	(0)	(5)	1	(4)
Production	(1)	0	(1)	(9)	0	(9)
December 31, 2020	8	3	12	95	33	128

Note:

(1)	Columns may not add due to rounding.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are attributed by Sproule in accordance with standards and procedures contained in the COGE Handbook. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Undeveloped reserves must fully meet the requirements of the reserves category (proved or probable) to which they are assigned.

In some cases, it will take longer than two years to develop Obsidian Energy’s undeveloped reserves. Obsidian Energy plans to develop approximately two-fifths of the proved undeveloped reserves in the Engineering Report over the next two years and the all of the proved undeveloped reserves over the next five years. Obsidian Energy plans to develop approximately two-fifths of the probable undeveloped reserves in the Engineering Report over the next two years and all of the probable undeveloped reserves over the next five years. There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing and/or operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion may be delayed until the initial completion is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals).

Proved Undeveloped Reserves

The following table discloses, for each product type, the gross volumes of proved undeveloped reserves that were first attributed in each of the most recent three financial years.

A3-8

Year	Light and Medium Crude Oil (MMbbl)		Heavy Crude Oil and Bitumen (MMbbl)			Conventional Natural Gas (Bcf)	NGLs (MMbbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End
2018	3	14	—	1	13	41	1	2
2019	5	17	—	1	14	47	1	2
2020	2	20	—	1	4	56	0	3

Sproule has assigned 33 MMboe of proved undeveloped reserves in the Engineering Report under forecast prices and costs, together with $476 million of associated undiscounted future capital expenditures. Proved undeveloped capital spending in the first two forecast years of the Engineering Report accounts for $183 million, or 38 percent, of the total forecast undiscounted capital expenditures for proved undeveloped reserves. These figures increase to $476 million, or 100 percent, during the first five years of the Engineering Report. The majority of our proved undeveloped reserves evaluated in the Engineering Report are attributable to future oil development from known pools and enhanced oil recovery projects.

Probable Undeveloped Reserves

The following table discloses, for each product type, the gross volumes of probable undeveloped reserves that were first attributed in each of the most recent three financial years.

Year	Light and Medium Crude Oil (MMbbl)		Heavy Crude Oil and Bitumen (MMbbl)		Conventional Natural Gas (Bcf)		NGLs (MMbbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End
2018	1	9	—	1	5	21	—	1
2019	1	9	—	1	7	33	—	2
2020	2	9	—	2	6	38	—	2

Sproule has assigned 52 MMboe of probable undeveloped reserves in the Engineering Report under forecast prices and costs, together with $635 million of associated undiscounted future capital expenditures. Probable undeveloped capital spending in the first two forecast years of the Engineering Report accounts for $233 million, or 37 percent, of the total forecast undiscounted future capital expenditures for probable undeveloped reserves. These figures increase to $635 million, or 100 percent, during the first five years of the Engineering Report. The probable undeveloped reserves evaluated in the Engineering Report are primarily associated with proved undeveloped reserve assignments but have a less likely probability of being recovered than such associated proved undeveloped reserve assignments.

Significant Factors or Uncertainties Affecting Reserves Data

The development schedule for our undeveloped reserves is based on forecast price assumptions for the determination of economic projects. The actual market prices for oil and natural gas may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be. See “Risk Factors”.

We do not anticipate that any significant economic factors or other significant uncertainties will affect any particular components of our reserves data. However, our reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control.

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Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs in respect of surface leases, wells, facilities and pipelines (collectively, “A&R Costs”) are primarily comprised of abandonment, decommissioning, remediation and reclamation costs. A&R Costs are estimated using guidance from the Alberta Energy Regulatory for abandonment and reclamation costs for wells and facilities. Pipeline abandonment and reclamation costs have been estimated based on Obsidian Energy experience decommissioning pipelines in recent years. Obsidian Energy A&R costs associated with active wells, facilities, and pipelines have been included in the Engineering Report as part of future net revenue calculations. The total uninflated, undiscounted A&R costs included in reserves is $281 million. Inflated at 2% per year and discounted at 10% this value is $26 million.

Obsidian Energy reviews our suspended or standing well bores for reactivation, recompletion or sale opportunities. Wellbores that do not meet this criterion become part of our overall wellbore abandonment program. A portion of our A&R Costs are retired every year and facilities are generally decommissioned subsequent to the time when all the wells producing to them have been abandoned. All of our liability reduction programs take into account seasonal access, high priority and stakeholder issues, and where possible, opportunities for multi-location programs and continuous operations to reduce costs.

As of December 31, 2020, we expect to incur future A&R Costs in respect of approximately 4,522 net well bores, 520 facilities and 6,140 kilometres of pipelines. On an undiscounted, inflated basis, approximately 73 percent of A&R Costs relate to well bores, 24 percent to facilities and 3 percent to pipelines. The total amount of A&R Costs we expect to incur, including wells that extend beyond the 50-year limit in the Engineering Report, are summarized in the following table:

Period	Abandonment and Reclamation Costs Escalated at 2% Undiscounted (MM$)	Abandonment and Reclamation Costs Escalated at 2% Discounted at 10% (MM$)
Total liability as at December 31, 2020	1,323	58
Anticipated to be paid in 2021	7	7
Anticipated to be paid in 2022	14	12
Anticipated to be paid in 2023	4	4
Total anticipated to be paid in 2021, 2022 and 2023	25	23

The above table includes certain A&R Costs not included in the Engineering Report and not deducted in estimating future net revenue as disclosed above. Escalated at two percent and undiscounted, the A&R Costs deducted were $730 million, and escalated at two percent and discounted at 10 percent, these A&R Costs were $9 million. On an undiscounted, uninflated basis total A&R costs are $533 million, net of estimated salvage values.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves by Sproule.

OTHER OIL AND GAS INFORMATION

Description of Our Properties, Operations and Activities in Our Major Operating Regions

Introduction

Obsidian Energy participates in the exploration for, and the development and production of, oil and natural gas principally in western Canada. Our portfolio of properties as at December 31, 2020 includes both unitized and non-unitized light oil, heavy oil and natural gas production. In general, the properties contain long-life, low-decline-rate reserves and include interests in several major oil and gas fields. As at December 31, 2020, the majority of our proved plus probable reserves are located in Alberta, Canada.

Major Operating Regions

Our production and reserves are attributed to approximately 24 producing properties. The Company’s Willesden Green property accounts for 37 percent of our proved plus probable reserves; no other property is above 25 percent. Obsidian Energy’s capital investments are currently focused on light-oil development.

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The following map illustrates Obsidian Energy’s major operating regions as at December 31, 2020.

The following is a description of our principal oil and natural gas properties and related operations and activities as at December 31, 2020. Information in respect of gross and net acres and well counts are as of December 31, 2020 and information in respect of production is for the year ended December 31, 2020, except where indicated otherwise. For information on the Company’s disposition activity in 2020 see “Description of Our Business – General Development of the Business – 2020 Developments”. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

A3-11

Cardium Development Area

The Cardium development play is located in West Central Alberta and extends over 300 kilometers from Calgary to Grande Prairie, Alberta. Obsidian Energy is the largest land owner in the Cardium play, holding approximately 465 net sections of developed and undeveloped land with Cardium rights. The Company’s holdings in the area include significant interests within the core of the play, particularly in the Willesden Green and Pembina areas. Total 2020 capital expenditures were $55 million, excluding decommissioning expenditures, resulting in 10 (10 net) operated wells drilled and completed, optimization activities and minor infrastructure spend. In 2021, planned Cardium activity will continue in the Willesden Green area of the play and focus on primary development. Refer to the 2021 Capital Budget section below for further details.

Peace River Development Area

The Peace River development area is a heavy oil play located in Northwestern Alberta. In 2010, Obsidian Energy entered the Peace River Oil Partnership where it holds a 55 percent working interest and operatorship. At December 31, 2020, Obsidian Energy had approximately 234 net sections of developed and undeveloped land in the area. In 2020, minimal capital was spent in the area given the low commodity price environment and the Company focused activity in the Cardium.

Viking Development Area

The Viking development area is located in Eastern Alberta along the Alberta/Saskatchewan border. At December 31, 2020, Obsidian Energy had approximately 155 net sections of developed and undeveloped land in the play. As a result of strong economics in the Company’s Cardium play, no capital activity occurred in the area in 2020.

Optimization activity

In 2021, Obsidian Energy plans to continue to leverage our existing infrastructure and land base and focus on optimization of existing well bores and facilities within the Company’s portfolio. Allocated capital to these activities totals $8 million in 2021 across several individual projects to either increase production by reactivating and/or recompleting existing well bores or reduce operating costs through facilities optimization projects.

Additional Information

None of our important properties, plants, facilities or installations are subject to any material statutory or other mandatory relinquishments, surrenders, back-ins or changes in ownership.

We do not have any important properties to which reserves have been attributed and which are capable of producing but which are not producing.

2021 Capital Budget

The Board has approved a $125—$130 million 2021 capital plan to fund the continued drilling of Willesden Green and others areas in the Cardium as well as various optimization activities and other operational spending. A total of 32 gross wells are planned under this program and the Company anticipates average production of 23,300 to 23,800 boe/d for 2021. Additionally, the Company continues to focus on various abandonment activities and plans to spend approximately $8 million of decommissioning expenditures in 2021. Combined with ASRP funding, the Company expects to have approximately $18 million of decommissioning activities carried out on our inactive properties in 2021

The primary components of our programs are described above under the heading “Major Operating Regions”. See also “Description of our Business – General Development of the Business –2021 Developments – Full Year 2021 Outlook and Guidance “.

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Oil and Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2020.

	Producing				Non-Producing		Total
	Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	1,576	1,222	384	253	3,884	3,029	5,844	4,505
Northwest Territories	—	—	—	—	41	6	41	6
Saskatchewan	—	—	—	—	4	1	4	1
USA	—	—	—	—	25	9	25	9

Total	1,576	1,222	384	253	3,954	3,046	5,914	4,522

Note:

(1)	Total well counts differ from the well count provided under the Abandonment and Reclamation Costs as the table excludes water disposal, water source and injector wells.

Properties with no Attributed Reserves

The following table sets out the unproved properties in which we had an interest as at December 31, 2020.

	Unproved Properties (thousands of acres)
	Gross	Net
Alberta	222	222
Northwest Territories	11	4

Total	233	226

We currently have no material work commitments on these lands. The primary lease or extension term on approximately 43,200 net acres of unproved property is scheduled to expire by December 31, 2021. The right to explore, develop and exploit these leases will be surrendered unless we qualify them for continuation based on production, drilling or technical mapping.

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted price assumptions, cost estimates, well type expectations and access to infrastructure. These and other factors could lead to the delay or the acceleration of projects related to these properties.

Tax Horizon

The most important variables that will determine the level of cash taxes incurred by us in a given year will be the price of crude oil and natural gas, our capital spending levels, the nature and extent of acquisition and disposition activities and the amount of tax pools available to us. We currently estimate that we will not be required to pay income taxes for the foreseeable future. However, if crude oil and natural gas prices were to strengthen beyond the levels anticipated by the current forward market, our tax pools would be utilized more quickly and we may experience higher than expected cash taxes or payment of such taxes in an earlier time period. However, we emphasize that it is difficult to give guidance on future taxability as we operate within an industry where various factors constantly change our outlook, including factors such as acquisitions, divestments, capital spending levels, operating cost levels and commodity price changes.

A3-13

Capital Expenditures

The following table summarizes capital expenditures related to our activities for the year ended December 31, 2020, irrespective of whether such costs were capitalized or charged to expense when incurred.

2020 MM$
Property Acquisition Costs(1)
Proved Properties	0.5
Unproved Properties	—
Exploration Costs(1)	—
Development Costs(1)	56.5
Corporate Costs	0.2

Total Capital Expenditures	57.2
Corporate Acquisitions	—

Total Expenditures	57.2

Note:

(1)	“Property Acquisition Costs”, “Proved Properties”, “Unproved Properties”, “Exploration Costs” and “Development Costs” have the meanings ascribed thereto in the COGE Handbook.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that we participated in during the year ended December 31, 2020.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil	—	—	13.0	10.7
Gas and condensate	—	—	—	—
Injectors/Stratigraphic test	—	—	1.0	0.1

Total	—	—	14.0	10.8

Production Estimates

The following table sets out the volume of our production estimated for the year ended December 31, 2021 which is reflected in the estimates of gross proved reserves and gross probable reserves disclosed in the tables contained under “Disclosure of Reserves Data” above.

	Light and Medium Crude Oil		Heavy Crude Oil and Bitumen		Conventional Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	(bbl/d)		(bbl/d)		(Mcf/d)		(bbl/d)		(boe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	8,579	8,122	2,333	2,292	41,496	39,471	1,799	1,387	19,627	18,380
Proved Developed Non- Producing	85	81	3	3	496	482	24	17	195	181
Proved Undeveloped	1,912	1,813	—	0	5,208	4,942	225	213	3,004	2,850

Total Proved	10,577	10,016	2,335	2,295	47,200	44,896	2,047	1,618	22,826	21,412
Total Probable	979	909	99	97	3,370	3,195	144	131	1,783	1,669

Total Proved Plus Probable	11,556	10,925	2,434	2,392	50,570	48,090	2,191	1,748	24,609	23,081

A3-14

The Company notes that our Willesden Green property (located in the Cardium development area) accounts for approximately 50% of the estimated production on a proved plus probable basis in 2021. No other field (being a defined geographical area consisting of one or more pools) accounts for more than 10 percent of the estimated production on a proved plus probable basis disclosed above. For more information, see “Other Oil and Gas Information – Description of Our Properties, Operations and Activities in Our Major Operating Regions”.

Production History

The following table summarizes certain information in respect of our share of average gross daily production volumes, average net product prices received, royalties paid, production costs, transportation costs, risk management contracts loss (gain), and resulting netbacks for the periods indicated below:

	Quarter Ended 2020				Year Ended December 31, 2020
	March 31	June 30	September 30	December 31
Share of Average Gross Daily Production
Light and Medium Crude Oil (bbl/d)	12,512	12,800	10,952	10,055	11,574
Heavy Crude Oil (bbl/d)	3,644	1,966	2,823	2,895	2,832
Conventional Natural Gas (Mcf/d)	52,181	52,962	54,070	51,645	52,715
NGLs (bbl/d)	2,239	2,278	2,244	2,087	2,212
Combined (boe/d)	27,092	25,872	25,031	23,644	25,404
Average Net Production Prices Received
Light and Medium Crude Oil ($/bbl)	50.59	29.20	50.84	50.76	44.81
Heavy Crude Oil ($/bbl)	20.07	5.98	29.54	30.00	22.56
Conventional Natural Gas ($/Mcf)	2.20	2.14	2.40	2.81	2.39
NGLs ($/bbl)	22.52	11.65	22.11	24.61	20.13
Combined ($/boe)	32.17	20.30	32.74	33.57	29.63
Royalties Paid
Light and Medium Crude Oil ($/bbl)	4.60	1.37	2.58	2.72	2.82
Heavy Crude Oil ($/bbl)	0.71	0.09	0.42	0.45	0.46
Conventional Natural Gas ($/Mcf)	0.09	(0.06)	0.12	0.04	0.05
NGLs ($/bbl)	(1.91)	2.35	(0.22)	1.25	0.36
Combined ($/boe)	2.23	0.76	1.42	1.42	1.47
Production Costs(1)(2)
Light and Medium Crude Oil ($/bbl)	16.83	12.67	20.07	24.16	18.06
Heavy Crude Oil ($/bbl)	18.87	11.28	5.94	1.49	9.85
Conventional Natural Gas ($/Mcf)	0.91	0.68	0.89	1.06	0.89
NGLs ($/bbl)	(0.15)	(0.16)	(0.16)	(0.21)	(0.17)
Combined ($/boe)	12.04	8.51	11.36	12.77	11.15
Transportation
Light and Medium Crude Oil ($/bbl)	3.65	0.57	2.41	1.34	2.00
Heavy Crude Oil ($/bbl)	4.15	6.05	5.96	5.20	5.20
Conventional Natural Gas ($/Mcf)	0.22	0.22	0.19	0.18	0.20
NGLs ($/bbl)	0.00	0.00	0.00	0.00	0.00
Combined ($/boe)	2.68	1.18	2.13	1.60	1.91
Risk Management Contracts Loss (Gain)
Light and Medium Crude Oil ($/bbl)	(9.51)	(10.05)	0.00	0.24	(5.27)
Heavy Crude Oil ($/bbl)	0.00	0.00	0.00	0.00	0.00
Conventional Natural Gas ($/Mcf)	(0.04)	0.11	0.19	0.02	0.07
NGLs ($/bbl)	0.00	0.00	0.00	0.00	0.00
Combined ($/boe)	(4.47)	(4.75)	0.42	0.14	(2.25)
Netback Received(3)
Light and Medium Crude Oil ($/bbl)	35.02	24.64	25.78	22.30	27.20
Heavy Crude Oil ($/bbl)	(3.66)	(11.44)	17.22	22.86	7.05
Conventional Natural Gas ($/Mcf)	1.02	1.19	1.01	1.51	1.18
NGLs ($/bbl)	24.58	9.46	22.49	23.57	19.94
Combined ($/boe)	19.69	14.60	17.41	17.64	17.35

A3-15

Notes:

(1)

Net operating expenses are comprised of direct costs incurred to operate both oil and gas wells and include processing fees and road use recoveries. A number of assumptions are required to allocate these costs between crude oil, conventional natural gas and natural gas liquids production.

(2)	Operating overhead recoveries associated with operated properties are charged to operating costs and accounted for as a reduction to general and administrative costs.
(3)	Netbacks are calculated by subtracting royalties, net operating expenses, transportation costs and losses/gains on commodity and foreign exchange contracts from revenues.

During the year ended December 31, 2020, Obsidian Energy produced 9 MMboe, comprised of 4 MMbbl of light and medium crude oil, 1 MMbbl of heavy crude oil, 19 Bcf of conventional natural gas and 1 MMbbl of natural gas liquids.

Marketing Arrangements

Our marketing approach incorporates the following primary objectives:

•	Ensure security of market and avoid production shut-ins due to marketing constraints by dealing with end-users or regionally strategic counterparties wherever possible.

•	Ensure competitive pricing by managing pricing exposures through a portfolio of various terms and geographic basis.

•	Ensure optimization of netbacks through careful management of transportation obligations, facility utilization levels, blending opportunities and emulsion handling.

•	Ensure protection of our receivables by, whenever possible, dealing only with credit worthy counterparties who have been subjected to regular credit reviews.

Oil and Liquids Marketing

Of our liquids production in 2020, approximately 70% percent was light and medium oil, 17% percent was conventional heavy crude oil and 13% percent was NGLs. In regard specifically to crude oil, our average quality was 30 degrees API, which was comprised of an average quality for our light and medium crude oil of 38 degrees API and an average quality for our conventional heavy crude oil of 11 degrees API. To reduce risk, we market the majority of our production to large credit-worthy counterparties or end-users on varying term contracts. Where possible we aggregate our oil on pipelines and sell on a stream basis to maximize flexibility and reduce incremental costs. We actively manage our heavy oil sales by finding opportunities to optimize netbacks through ongoing evaluation of both pipeline and rail sales opportunities based on market conditions.

A3-16

The following table summarizes the net product price received for our production of conventional light and medium crude oil (including NGLs) and our conventional heavy crude oil, before adjustments for hedging activities, for the periods indicated:

	2020		2019		2018
	Light and Medium Crude Oil and NGLs	Heavy Crude Oil	Light and Medium Crude Oil and NGLs	Heavy Crude Oil	Light and Medium Crude Oil and NGLs	Heavy Crude Oil
Quarter Ended	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)
March 31	46.33	20.07	58.52	30.62	64.25	31.34
June 30	26.55	5.98	63.60	42.63	72.32	46.81
September 30	45.95	29.54	59.31	40.44	75.49	45.30
December 31	46.27	30.00	64.85	41.80	35.35	7.70

Natural Gas Marketing

In 2020, we received an average price from the sale of conventional natural gas, before adjustments for hedging activities, of $2.39 per mcf compared to $1.79 per mcf realized in 2019. We continue to maintain a significant weighting to the Alberta market which is one of the largest and most liquid market hubs in North America.

We continue to conservatively manage our transportation costs. Transportation on all pipelines is closely balanced to supply, and market commitments.

Forward Contracts

We are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments. Commodity price risk may be hedged up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year and one year following and up to 25 percent of forecast sales volumes, net of royalties, for one additional year thereafter. Subject to the Board’s approval, our hedging limits may be increased above the maximum limits. This policy is reviewed by management and our Board of Directors from time to time and amended as necessary. For the first half of 2021, the Board of Directors has approved an increase to the maximum percentage of production that may be hedged as follows: i) gas volumes, net of royalties may be hedged up to a maximum of 65 percent and ii) crude oil volumes, net of royalties, may be hedged up to a maximum of 65 percent for the following month, otherwise hedges must follow the standard terms and conditions of the program. Additionally, for the second half of 2021, the Board of Directors has approved that gas volumes, net of royalties, may be hedged up to a maximum of 60 percent.

We are also exposed to losses in the event of default by the counterparties to these derivative instruments. We manage this risk by diversifying our hedging portfolio among a number of counterparties, primarily parties within our banking syndicate, whom we consider to be financially sound.

As at December 31, 2020, we were not bound by any agreement (including a transportation agreement), directly or through an aggregator, under which we may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas, except for agreements disclosed by us in Note 10 to our audited consolidated financial statements as at and for the year ended December 31, 2020 which have been filed on SEDAR at www.sedar.com.

Our transportation obligations and commitments for future physical deliveries of crude oil and conventional natural gas do not exceed our expected related future production from our proved reserves, estimated using forecast prices and costs, as disclosed herein.

A3-17

APPENDIX B

MANDATE OF THE AUDIT COMMITTEE

1.	PURPOSE

The purpose of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”) is to assist the Board in fulfilling its responsibility for oversight of the integrity of Obsidian Energy’s consolidated financial statements, Obsidian Energy’s compliance with legal and regulatory requirements, the qualifications and independence of Obsidian Energy’s independent auditors, and the performance of Obsidian Energy’s internal audit function, if any.

The objectives of the Committee are as follows:

(a)

To assist the Board in meeting its responsibilities (especially for accountability) in respect of the preparation and disclosure of the consolidated financial statements of Obsidian Energy and related matters;

(b)	To provide an open avenue of communication between directors, management and independent auditors;

(c)	To assist the Board in meeting its responsibilities regarding the oversight of the independent auditor’s qualifications and independence;

(d)	To assist the Board in meeting its responsibilities regarding the oversight of the credibility, integrity and objectivity of financial reports;

(e)	To strengthen the role of the non-management directors by facilitating discussions between directors on the Committee, management and independent auditors;

(f)	To assist the Board in meeting its responsibilities regarding the oversight of the performance of Obsidian Energy’s independent auditors and internal audit function (if any);

(g)	To assist the Board in meeting its responsibilities regarding the oversight of Obsidian Energy’s compliance with legal and regulatory requirements; and

(h)	To assist the Board by monitoring the effectiveness and integrity of the Corporation’s financial reporting systems, management information systems and internal control systems.

2.	SPECIFIC DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

(a)	Satisfy itself on behalf of the Board that the Company’s internal control systems are sufficient to reasonably ensure that:

(i)	controllable, material business risks are identified, monitored and mitigated where it is determined cost effective to do so;

(ii)

internal controls over financial reporting are sufficient to meet the requirements under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and the United States Securities Exchange Act of 1934, as amended, and

(iii)	there is compliance with legal, ethical and regulatory requirements.

(b)	Review the annual and interim financial statements of the Company prior to their submission to the Board for approval. The process should include, but not be limited to:

(i)	review of changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	review of significant accruals, reserves or other estimates such as the ceiling test calculation;

(iii)	review of accounting treatment of unusual or non-recurring transactions;

(iv)	review of compliance with covenants under loan agreements;

(v)	review of asset retirement obligations recommended by the Health, Safety, Environment and Regulatory Committee;

(vi)	review of disclosure requirements for commitments and contingencies;

(vii)	review of adjustments raised by the independent auditors, whether or not included in the financial statements;

(viii)	review of unresolved differences between management and the independent auditors, if any;

(ix)	review of reasonable explanations of significant variances with comparative reporting periods; and

(x)	determination through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed.

(c)

Review, discuss and recommend for approval by the Board the annual and interim financial statements and related information included in prospectuses, management discussion and analysis, information circular-proxy statements and annual information forms, prior to recommending Board approval.

(d)

Discuss Obsidian Energy’s interim results press releases, as well as financial information and earnings guidance provided to analysts and rating agencies (provided that the Committee is not required to review and discuss investor presentations that do not contain financial information or earnings guidance that has not previously been generally disclosed to the public).

(e)	With respect to the appointment of independent auditors by the Board, the Committee shall:

(i)

on an annual basis, review and discuss with the auditors all relationships the auditors have with Obsidian Energy to determine the auditors’ independence, ensure the rotation of partners on the audit engagement team in accordance with applicable law and, in order to ensure continuing auditor independence, consider the rotation of the audit firm itself;

(ii)

be directly responsible for overseeing the work of the independent auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for Obsidian Energy, including the resolution of disagreements between management and the independent auditor regarding financial reporting, and the independent auditors shall report directly to the Committee;

(iii)	review and evaluate the performance of the lead partner of the independent auditors;

(iv)	review the basis of management’s recommendation for the appointment of independent auditors and recommend to the Board appointment of independent auditors and their compensation;

(v)

review the terms of engagement and the overall audit plan (including the materiality levels to be applied) of the independent auditors, including the appropriateness and reasonableness of the auditors’ fees;

(vi)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(vii)	review and pre-approve any audit and permitted non-audit services to be provided by the independent auditors’ firm and consider the impact on the independence of the auditors.

(f)

The Committee may delegate to one or more Committee members (the “Delegate”) authority to pre-approve non-audit services in satisfaction of 2(e)(vii) above, subject to the fee restriction below. If such delegation occurs, the pre-approval of non-audit services by the Delegate must be presented to the Committee at its first scheduled meeting following such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time. The fee for such non-audit services shall not exceed $50,000 either individually or in the aggregate, for a particular financial year without the approval of the Committee of the Company.

(g)

At least annually, obtain and review the report by the independent auditors describing the independent auditors’ internal quality control procedures, any material issues raised by the most recent interim quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues.

(h)

Review with the independent auditors (and internal auditors, if any) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the independent auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Obsidian Energy and its subsidiaries.

(i)

At least annually, obtain and review a report by the independent auditors describing (i) all critical accounting policies and practices used by Obsidian Energy, (ii) all alternative accounting treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the accounting firm, and (iii) other material written communications between the accounting firm and management of Obsidian Energy.

(j)

Obtain assurance from the independent auditors that disclosure to the Committee is not required pursuant to the provisions of the United States Securities Exchange Act of 1934, as amended, regarding the discovery by the independent auditors of illegal acts.

(k)	Review, set and approve hiring policies relating to current and former staff of current and former independent auditors.

(l)

Review all public disclosure containing financial information before release (provided that the Committee is not required to review investor presentations that do not contain financial information or earnings guidance that has not previously been generally disclosed to the public).

(m)	Review all pending significant litigation to ensure disclosures are sufficient and appropriate.

(n)

Satisfy itself that adequate procedures are in place for the review of Obsidian Energy’s public disclosure of financial information from Obsidian Energy’s financial statements and periodically assess the adequacy of those procedures.

(o)	Review and discuss major financial risk exposures and the steps management has taken to monitor and control such exposures.

(p)	Establish procedures independent of management for:

(i)	the receipt, retention and treatment of complaints received by Obsidian Energy regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Obsidian Energy of concerns regarding questionable accounting or auditing matters.

(q)	Review any other matters required by law, regulation or stock exchange requirement, or that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

(r)	Establish, review and update periodically a Code of Business and ensure that management has established systems to enforce these codes.

(s)	Review management’s monitoring of Obsidian Energy’s compliance with the organization’s Code of Business Conduct.

(t)

Review and discuss with the Chief Executive Officer, the Chief Financial Officer and the independent auditors, the matters required to be reviewed with those persons in connection with any certificates required by applicable laws, regulations or stock exchange requirements to be provided by the Chief Executive Officer and the Chief Financial Officer.

(u)

Review and discuss major issues regarding accounting principles and financial statement presentations, including any significant changes in Obsidian Energy’s selection or application of accounting principles.

(v)	Review and discuss major issues as to the adequacy of Obsidian Energy’s internal controls and any special audit steps adopted in light of material control deficiencies.

(w)

Review and discuss analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the financial statements.

(x)	Review and discuss the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Obsidian Energy’s financial statements.

(y)	Review and discuss the type and presentation of information to be included in earnings press releases, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information.

(z)	Annually review the Committee’s Mandate and the Committee Chair’s Terms of Reference and recommend any proposed changes to the Board for consideration.

(aa)	Review and/or approve any other matters specifically delegated to the Committee by the Board.

3.	KNOWLEDGE & EDUCATION

Committee members shall be “financially literate” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”), and should have or obtain sufficient knowledge of Obsidian Energy’s financial and audit policies and procedures to assist in providing advice and counsel on related matters. Members shall be encouraged as appropriate to attend relevant educational opportunities at the expense of Obsidian Energy.

4.	COMPOSITION

(a)

Committee members shall be appointed and removed by the Board and the Committee shall be composed of three directors of Obsidian Energy or such greater number as the Board may from time to time determine.

(b)

Provided the Board Chair is an “independent” director as contemplated in subparagraph 4(c) below and “financially literate” as contemplated in subparagraph (d) below, the Board Chair shall be a non-voting ex officio member of the Committee, subject to subparagraph 5(e) below.

(c)

Each member of the Committee shall be an “independent” director in accordance with the definition of “independent” in (a) NI 52-110 and (b) Section 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual, and in accordance with all other applicable securities laws or rules of any stock exchange on which Obsidian Energy’s securities are listed for trading.

(d)

All of the members must be “financially literate” within the meaning of NI 52-110 and Section 303A.07 (a) of the New York Stock Exchange Listed Company Manual unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Obsidian Energy’s financial statements. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

(e)

In connection with the appointment of the members of the Committee, the Board will determine whether any proposed nominee for the Committee serves on the audit committees of more than three public companies. To the extent that any proposed nominee for membership on the Committee serves on the audit committees of more than three public companies, the Board will make a determination as to whether such simultaneous services would impair the ability of such member to effectively serve on the Company’s Audit Committee and will disclose such determination in Obsidian Energy’s annual management proxy circular and annual report on Form 40-F filed with the United States Securities and Exchange Commission.

(f)	The Board shall appoint the Chair of the Committee from among the Committee members.

5.	MEETINGS

(a)

The Committee shall meet at least four times per year at the call of the Committee Chair. The Committee Chair may call additional meetings as required. In addition, a meeting may be called by the Board Chair, the Chief Executive Officer, the Chief Financial Officer or any member of the Committee.

(b)

As part of its job to foster open communication, the Committee shall meet at least annually with management, internal auditors (if any) and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee shall meet with the independent auditors and management quarterly to review Obsidian Energy’s interim financials. The Committee shall also meet with management and independent auditors on an annual basis to review and discuss Obsidian Energy’s annual financial statements and the management’s discussion and analysis of financial conditions and results of operations.

(c)

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by other electronic means of communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. A member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice.

(d)

Agendas, with input from management and the Committee Chair, shall be circulated by the Committee Secretary to Committee members and relevant members of management along with appropriate meeting materials and background reading on a timely basis prior to Committee meetings.

(e)

A quorum shall be a majority of the members of the Committee present in person or by telephone or video conference or by other electronic or communication medium or by a combination thereof. If an independent ex officio non-voting member’s presence is required to attain a quorum, then such member shall be a voting member of the Committee for such meeting.

(f)

The Committee Chair shall be a full voting member of the Committee. If the Committee Chair is unavailable or unable to attend a meeting of the Committee, the Committee Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting. The Chair of any Committee meeting shall have a casting vote in the event of a tie on any matter upon which the Committee votes during such meeting.

(g)

Members of the Company’s management and such other Company staff as are appropriate to provide information to the Committee shall be available to attend meetings upon invitation by the Committee. The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee; however, independent directors, including the Board Chair, shall always have the right to be present. As part of each Committee meeting the Committee members will also meet “in-camera” without any members of management present, and in the Committee’s discretion, without any other members of the Board who are not Committee members present.

(h)

The secretary to the Committee (the “Committee Secretary”) will be either the Corporate Secretary of Obsidian Energy or his/her designate. The Committee Secretary shall record minutes of the meetings of the Committee, which shall be reviewed and approved by the Committee and maintained with Obsidian Energy’s records by the Committee Secretary. The Committee shall report its activities and proceedings to the Board by oral or written report at the next Board meeting and by distributing the minutes of its meetings. Supporting schedules and information reviewed by the Committee shall be available for examination by any Director.

6.	RESOURCES

(a)

The Committee may retain special legal, accounting, financial or other consultants or advisors to advise the Committee at the Company’s expense and shall have sole authority to retain and terminate any such consultants or advisors and to approve any such consultant’s or advisor’s fees and retention terms, subject to review by the Board, and at the expense of the Company.

(b)

The Committee shall have access to Obsidian Energy’s senior management and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

(c)

The Committee shall have the authority to investigate any financial activity of Obsidian Energy and to communicate directly with the internal auditors (if any) and independent auditors. All employees are to cooperate as requested by the Committee.

7.	DELEGATION

The Committee may delegate from to time to any person or committee of persons any of the Audit Committee’s responsibilities that are permitted to be delegated to such person or committee in accordance with applicable laws, regulations and stock exchange requirements.

8.	STANDARDS OF LIABILITY

(a)

Nothing contained in this Mandate is intended to expand applicable standards of liability under statutory, regulatory or other legal requirements for the Board or members of the Committee. The purposes and responsibilities outlined in this Mandate are meant to serve as guidelines rather than inflexible rules and the Committee may adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities, subject to applicable statutory, regulatory and other legal requirements.

(b)	The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board.